United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer
                        Pursuant To Rule 13a-16 or 15d-16
                                     of the
                         Securities Exchange Act of 1934


                          For the month of August 2002


                        Valley of the Doce River Company
                 (Translation of Registrant's name into English)



                          Avenida Graca Aranha, No. 26
                      20005-900 Rio de Janeiro, RJ, Brazil
                     (Address of principal executive office)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                                Form 20-F [X]    Form 40-F  [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                     Yes  [ ]    No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________________

                           Companhia Vale do Rio Doce

                                TABLE OF CONTENTS



This Form 6-K contains the following:

                                                                                  Sequential
                                                                                     Page
 Item                                                                               Number
 ----                                                                               ------
1.       Press Release entitled "Performance of Companhia Vale do Rio Doce
           in the Second Quarter of 2002," dated August 14, 2002.................      1

2.       Condensed Consolidated Financial Information as of and for
           the month ended June 30, 2002 ........................................     21

                     BR          [LOGO]                     Comphania
                    GAAP                                    Vale do Rio Doce


                              Press Release 2Q02

  BOVESPA:VALE3, VALE5        PERFORMANCE  OF COMPANHIA  VALE DO RIO DOCE IN THE
    NYSE: RIO, RIOPR          SECOND QUARTER OF 2002
 LATIBEX: XVALO, XVALP
                              The financial and operational information released
                              in this report,  unless otherwise indicated,  were
                              calculated  in   accordance   with  the  generally
                              accepted    accounting    principles   in   Brazil
                              (Brazilian GAAP).

                              Rio de Janeiro, 14 August 2002 - In the second quarter of 2002 (2Q02) Companhia Vale do Rio Doce
                              (CVRD) obtained a net earnings of R$ 85 million, corresponding to earnings per share of R$ 0.22. Earnings accumulated in the first half amounted to
                              R$   718   million,    equivalent   to
  www.cvrd.com.br              R$   1.87 per share. Revenues, margins, cash
                              generation and sales presented an excellent performance, with some new records being achieved.

                              The volatility in the exchange rate between the Real (BRL) and the US Dollar (USD) was the fundamental factor in reducing net earnings in the quarter, from R$ 633 million in 1Q02 to R$ 85 million in 2Q02, producing foreign exchange losses (monetary variation) of R$ 997 million.

                              The  depreciation  of  the  BRL  causes  different
                              impacts over time on CVRD's earnings. In the short
          CVRD                term,  the negative  impact on net  liabilities in
  Investor Relations:         foreign  currency  has an  unfavourable  effect on
 Roberto Castello Branco      earnings.  However,  due to the asymmetry  between
      Andreia Reiis           revenues  and  expenses  - most  of the  Company's
    Daniella Tinoco           revenues  are  denominated  in USD,  82% in  2Q02,
    Barbara Gelluda           while the  majority  of costs are  denominated  in
     Rafael Azevedo           BRL, 68% in 2Q02 - the impact on cash flow is very
 Tel: (5521) 3814-4540        positive,  more than  compensating for the initial
    rio@cvrd.com.br           unfavourable  effect on earnings.  Normally,  this
                              reversion   tends   to  take   approximately   two
                              quarters.

                              In this quarter, the negative effect on net earnings was much sharper. The appreciation of the USD against the BRL between the end of 1Q02 and the last day of 2Q02 - the figure needed to calculate the negative accounting effect on earnings in the quarter - amounted to 22.4%. On the other hand, the fall in the average exchange rate from 1Q02 to 2Q02, which is what affects the behaviour of cash flow in BRL, was only 5%. Therefore, the exchange rate trajectory during 2Q02 was detrimental to CVRD financial performance.

                              The Company's operating result was very good. Gross operating revenues totalled R$ 1.843 billion in the quarter, the highest in CVRD's history, slightly above the previous record of R$ 1.840 billion achieved in 3Q01, despite the limited positive impact of the USD appreciation and the iron ore price decline. Contrasting with this scenario, 3Q01 revenues were benefited by a 11.1% USD appreciation relatively to the previous quarter and an iron ore price rise.

                              Cash generation, as measured by EBITDA (earnings before interest, tax, depreciation and amortization) amounted to R$ 864 million, was the second best quarterly result in the Company's history. The highest ever quarterly EBITDA, R$ 986 million, was

[LOGO]  Comphania                                                   BR GAAP 2Q02
        Vale do Rio Doce

--------------------------------------------------------------------------------

achieved in 3Q01. It should be pointed out that CVRD made a provision of R$ 54 million, fully recognised in 2Q02, for the retrospective effect of a lowering of iron ore and pellet prices, which had a negative effect on revenues, margins, cash generation and earnings.

EBITDA margin, the ratio between EBITDA and net revenues, amounted to 49%, again confirming CVRD's excellent capacity for transforming revenues into operating profit. EBITDA margin in 2Q02 was slightly higher than the average for the previous 17 quarters (1Q98 to 1Q02), of 48.7%.

The volume of iron ore and pellets shipped by the Parent Company constituted a quarterly record of 36.330 million tons, exceeding the previous record of 34.769 million obtained in 3Q01 by 4.5%. Sales volume of the above mentioned products in the first half of the year, 70 million tons, is also a new historical record.

The amount of general cargo transported for clients on CVRD's railroads (Vitoria a Minas - EFVM and Carajas - EFC) also constituted a new quarterly record of
3.730 billion net ton kilometres (ntk).

CVRD's consolidated exports in the first half of 2002 amounted to US$ 1.865 billion. It was a significant contribution to Brazil's trade surplus and ratifies CVRD position as the leading Brazilian exporter.

Capital expenditures carried out in the second quarter amounted to US$ 215.6 million. Of this total, US$ 114.7 million was dedicated to various projects and US$ 50.4 million was spent acquiring full control of the Salobo copper project. The purchase of partners' stakes in the Sossego and Salobo projects will allow full exploitation of the synergies existing within the Carajas region and improved value generation for the Company's shareholders. During the first half, CVRD's capital expenditure totalled US$ 373.2 million.

Various important steps were taken in the execution of the Company's strategy, especially in regard to the aluminum, copper and electricity businesses.

RELEVANT EVENTS

Strategy execution

Two important transactions took place in the implementation of CVRD's strategy in the aluminum businesses, whose focus is the exploitation of opportunities in the bauxite and alumina segments.

The first was the purchase, for R$ 118.9 million, of a 12.6% stake in Alunorte by Aluvale, a wholly owned subsidiary of the Company, which thus now holds 62.1% of the common shares and 19.1% of the preferred shares in Alunorte, corresponding to 57% of the total share capital. Among other implications, this means that CVRD will be able to capture greater value in the future expansion of this alumina refinery.

The second transaction was the acquisition, for R$ 6.4 million, of total control in Mineracao Vera Cruz (MVC). MVC has significant bauxite reserves located in an area adjoining CVRD's own reserves in the Paragominas region, in the state of Para. The geographical location of MVC's mineral resources significantly increases flexibility in the use of the Company's logistics infrastructure.

In the non-ferrous segment, CVRD acquired full control of the Salobo copper project for US$ 50.4 million and entered into a joint venture with Antofagasta Plc, one of the largest copper producers in the Americas, for mineral exploration in the south of Peru, an area with significant mineral resource potential.

In June, the Company ceased extraction activities at the Igarape Bahia gold reserve in Carajas. As a consequence, CVRD's estimated gold production for 2002 is 320,000 troy ounces, compared to the 514,400 troy ounces produced in 2001. However, concurrently, there is an ongoing pre-feasibility study for the development of Igarape Bahia Phase IV. From the middle of 2004, it is estimated that this new

[LOGO]  Comphania                                                   BR GAAP 2Q02
        Vale do Rio Doce
--------------------------------------------------------------------------------

phase will produce 36,000 tons of copper concentrate and 83,600 troy ounces of gold annually. The estimated capex for the development of Igarape Bahia Phase IV is US$ 54 million.

CVRD has obtained the concession for the construction and operation of the Estreito hydroelectric power plant which will have a capacity of 1,087 MW. CVRD's stake in the consortium that made the winning bid at the concession auction is 30% and the Estreito plant will be the Company's tenth hydroelectric power project, two of which, Igarapava and Porto Estrela, are already in operation.

The Company is in the process of negotiating the sale of the assets of Florestas Rio Doce to Bahia Sul Celulose S.A. and Aracruz Celulose S.A., concluding the strategy of divesting out of the paper and pulp sector.

Bond  issues

Vale Overseas, a wholly owned subsidiary of CVRD, has begun the offer to swap bonds guaranteed by the Company, which fall due in 2007, with a coupon of 8.625%, political risk insurance and a total face value of US$ 300 million, series A (old issue) for series B bonds (new issue). The new issue represent the same debt with exactly identical characteristics. However, the new issue do not carry restrictions on their purchase by retail investors and are registered with the SEC (Securities and Exchange Commission) under the terms of the US Securities Act of 1933, which will improve the liquidity of these bonds in the secondary market.

Authorization was requested from the CVM (Brazilian Securities and Exchange Commission) on June 28, 2002, to register shareholders debentures issued by CVRD and distributed to its shareholders in April 1997, in the context of the privatization program. Registration of these debentures will allow them to be traded on Brazilian markets.

The Chicago Board Options Exchange (CBOE) and Pacific Exchange have begun trading in options on RIO, the ADR representing the common shares of CVRD. These options constitute a risk transfer vehicle, and it is hoped that they will help to reduce volatility in the Company's share price.

Iron ore and pellet prices

Between the end of May and the beginning of June, CVRD concluded iron ore and pellet price negotiations with European and Japanese clients for 2002 (April 2002 to March 2003 in the case of Japan). Reflecting the performance of the steel industry in 2001, prices were down, by between 1% (iron ore fines from the Southern System to Europe) and 5.5% (blast furnace pellets to Europe). The impact of this drop in prices in the first half of the year is fully recognised in the results for 2Q02.

SHORT TERM PROSPECTS

The increased risk aversion prevailing in the world financial market reflects the suspicion generated by the cases of corporate fraud and doubts about the strength of the global economic recovery.

Recent statistics on economic activity in the US and Europe suggest that recovery in the global economy is likely to take place more slowly than we had expected at the time of publishing CVRD's first quarterly results earlier this year, on May 15, 2002.

In Brazil, uncertainty in world financial markets magnified the effects of the uncertainties about the future of macro-economic policy under the next government. This combination produced a high degree of financial assets price volatility. It is hoped, as a result of the new agreement with the IMF, that involves a credit line of US$ 30 billion, will produce positive effects on the markets and, consequently, on the Brazilian economy.

[LOGO]  Comphania                                                   BR GAAP 2Q02
        Vale do Rio Doce
--------------------------------------------------------------------------------

The 3.1% drop in global steel output (ex-China) in 2001 and the expansion of industrial production in 2002, were the main factors behind the recovery of the steel products markets this year. The average price of steel products rose significantly: the Steel Price Index (CRUspi), computed by CRU, showed a rise of 32% between the end of last year and the beginning of August this year. Global production of crude steel, according to data from the International Institute for Steel and Iron (IISI), grew 3.9% in the first half of 2002, compared to the same period in 2001. In the second quarter of 2002, this growth accelerated, production increasing by 5.7% over the first quarter.

This scenario is reflected positively in the demand for iron ore and pellets. China continues to be the principal driving force behind the growth in seaborne demand for iron ore: its imports amounted to 51 million tons in the first half of 2002 (1H02) compared to 41.9 million in 1H01, an increase of 21.9%. In Japan, where the economy is still undergoing a fragile recovery, iron ore inventories are down and import levels remained constant in 1H02, totalling 63 million tons. Higher steel prices have stimulated a recovery in the global demand for pellets.

The prospects for continuing increase in Chinese imports, driven by a fast growing GDP and replacement of domestically produced iron ore for the imported product, combined with the fact that steel prices are expected to remain at current levels, leads us to expect good sales performance for iron ore and pellets of CVRD in the second half of 2002, consolidating the movement saw in the 1H02.

On the other hand, given the current and expected short term demand evolution for aluminum, we cannot anticipate a price recovery for the next few months. Inventories on the London Metal Exchange (LME) continue to accumulate and prices have reacted negatively to the turbulence in global financial markets, converging to US$ 1,300 per ton, compared to the 2001 average of US$ 1,453 and US$ 1,378 in the first seven months of 2002. In the case of alumina, demand from China provides support for prices at their current level. For new contracts, the alumina price has remained at around 11% of the aluminum price on the LME. Gold prices have remained consistently above the level of US$ 300 per troy ounce, and its resiliency may be associated to the asset price volatility in global financial markets.

Despite the slow growth in the Brazilian economy, demand for logistics services has been very strong, given the deficiencies that exist in Brazil's cargo transport infrastructure. CVRD has been able to exploit opportunities in the market, especially in the transport of grains and cement, as well as inter-modal transportation. For instance, the winning of new contacts has made it feasible to expand the Company's railroad activities in the transportation of products for the car industry from 4Q02 onwards.

REVENUES AND SALES VOLUME

Sales volume of iron ore and pellets in 2Q02 reached a record level of 36.330 million tons, exceeding the previous record of 34.769 million tons recorded in 3Q01. It is worth pointing out that since 3Q01, the sales of iron ore from Samitri's mines have been fully incorporated into the Parent Company's sales figures. Shipments in the second quarter were up 7.9% on the previous quarter and 16.5% on 2Q01. Sales volume by the Parent Company encompasses all pellet and iron ore shipments, including the sales of pellet feed to the pellet joint ventures (Nibrasco, Itabrasco, Hispanobras and Kobrasco).

Accumulated sales volume in the first half of the year amounted to 70 million tons, 14.1% higher than in the same period a year earlier. 1H02 sales volumes set a historical record as well.

In 2Q02, sales of iron ore fines accounted for 78.9% of shipments, lumps 10% and pellets 11.1%. Sales of pellets increased the most, up 23.1% on the previous quarter. The Parent Company bought 3.050 million tons of pellets for resale to customers from the pellet joint ventures, compared to 1.769 million tons in 1Q02 and 2.847 million on 2Q01.

Sales of iron ore to China of 5 million tons were up 13.6% on the previous quarter and 78.6% up on 2Q01. The CVRD increased penetration into the Chinese, the fastest growing market in the world, is a

[LOGO]  Comphania                                                   BR GAAP 2Q02
        Vale do Rio Doce
--------------------------------------------------------------------------------

consequence of a successful marketing policy, supported by a diversified portfolio of high quality products. For Japan, volumes shipped of 4.3 million tons were up 16.2% on 1Q02 and 4.9% on 2Q01. Another important source of sales expansion was from Brazilian steel mills, where sales volume was up 13.7% qoq and up 18.4% yoy.

                 SALES OF IRON ORE AND PELLETS - PARENT COMPANY
                                                                  thousand  tons

                              1Q 01    2Q 01    3Q 01    4Q 01    1Q 02    2Q 02

Iron Ore and Pellets         30,175   31,189   34,769   33,815   33,663   36,330
  Iron Ore                   26,546   27,038   30,996   29,983   30,379   32,289
    Fines                    23,512   24,226   27,617   26,044   27,016   28,648
    Lump                      3,034    2,812    3,379    3,939    3,363    3,641
  Pellets                     3,629    4,151    3,773    3,832    3,284    4,041

Consolidated sales volume of iron ore and pellets, calculated according to managerial criteria, amounted to 40.901 million tons, compared to 38.034 million in 1Q02. Pellet sales were up 19.6% and iron ore sales up 4.5%. Ferteco, a wholly owned subsidiary of CVRD, saw its iron ore shipments rise by 17.6% qoq and that of pellets increase by 78.4% qoq. A detailed description of the method used to calculate consolidated sales volume, according to managerial criteria, is to be found on CVRD's website, www.cvrd.com.br, under investor relations, frequently asked questions.

         CONSOLIDATED SALES OF IRON ORE AND PELLETS - Economic Concept
                                                                  thousand  tons

Iro Ore                                      2Q 01          1Q 02          2Q 02

  Parent Company                            21,486         25,815         26,673
  Samitri                                    1,657             --             --
  Samarco *                                    217            336            275
  Urucum *                                     123            233            230
  Ferteco *                                  3,395          2,503          2,943
  MBR *                                         --          1,384          1,509
  QCM *                                         --             68             67
Total                                       26,878         30,339         31,697


Pellets                                      2Q 01          1Q 02          2Q 02

  Parent Company + JVs                       6,174          5,266          6,178
  Samarco *                                  1,205          1,315          1,443
  Ferteco *                                    661            619          1,104
  GIIC *                                       431            412            338
  QCM *                                         --             83            141
Total                                        8,471          7,695          9,204

Total                                       35,349         38,034         40,901

* sales attributed in proportion to size of stake held by CVRD
JVs: Nibrasco, Itabrasco, Hispanobras and Kobrasco
Samitri: acquired on May 30, 2000 and consolidated into CVRD on
  October 1, 2001
Samarco: acquired on May 30, 2000
GIIC: acquired on October 9, 2000
Ferteco: acquired on April 27, 2001
MBR and QCM: Caemi acquired on December 07,  2001


The transportation of general cargo (products other than iron ore and pellets) for customers on CVRD's railroads, amounted to 3.730 billion net ton kilometres
(ntk), a quarterly record, surpassing the previous record of 3.468 billion ntk in 1Q02. Ferrovia Centro-Atlantica (FCA) also registered its best performance in terms of general cargo transportation since its operation was taken over by CVRD at the beginning of 2000: 2.712 billion nkt.

[LOGO]  Comphania                                                   BR GAAP 2Q02
        Vale do Rio Doce
--------------------------------------------------------------------------------

In addition to transportation records, CVRD's railroads have been significantly improving productivity. At EFVM, ntk per active locomotive, per day, rose from
0.87 million in 2Q01 to 0.95 million in 2Q02. Simultaneously fuel consumption fell. EFVM's trains transported, on average, 300 ntks per litre of fuel consumed in 2Q02, compared to 280 in 2Q01. Maximization of asset utilization and operational cost reductions are contributing to increase returns on existing assets.

                     GENERAL CARGO RAILROAD TRANSPORTATION
                                                                     million ntk

                                   1Q 01   2Q 01   3Q 01   4Q 01   1Q 02   2Q 02

  EF Vitoria a Minas               2,643   2,890   2,844   2,791   2,803   2,880

  EF Carajas                         356     543     494     423     665     850

Total Parent Company               2,999   3,433   3,338   3,214   3,468   3,730

  Ferrovia Centro Atlantica        1,962   2,236   2,167   1,993   2,257   2,712

Total                              4,961   5,669   5,505   5,207   5,725   6,442



CVRD's ports handled 7.007 million tons, an increase of 27% on the previous quarter.

Gold sales have been falling due to the exhaustion of the Igarape Bahia mine, amounting to 111,854 troy ounces in the quarter. From the third quarter of 2002, gold will be produced only from the mines of Fazenda Brasileiro and Itabira. However, CVRD's gold production will rise strongly when operations begin at the copper mines in Carajas. Annual production of 950,000 troy ounces is estimated for 2007, by which time all the copper projects should be fully operational.

Potash shipments increased substantially, up by 69.9% qoq and 27.2% yoy.

         SALES OF LOGISTICS SERVICES, GOLD AND POTASH - PARENT COMPANY

                                                                   thousand tons
                         1Q 01     2Q 01     3Q 01     4Q 01     1Q 02     2Q 02

Gold (troy ounces )    108,253   114,780   144,215   141,444   115,455   111,854

Potash                     133       151       124        95       113       192

Logistics               25,966    24,613    21,306    20,204    18,775    21,919

  Railroads             16,611    16,042    14,078    13,640    13,258    14,912

  Ports                  9,355     8,571     7,228     6,564     5,517     7,007

Gross operating revenues amounted to R$ 1.843 billion, 81.9% of which were denominated in USD. External markets accounted for 61.4% of sales. Among them, Europe accounted for 27.1% of revenues generated in 2Q02, China for 10.3%, Japan for 8.1% and the rest of Asia for 3.6%.

Iron ore accounted for 61.1% of total revenues, pellets 15.2%, railroad transportation for 11.1% and port services 3.7%.

                   GROSS REVENUES BY PRODUCT - PARENT COMPANY
                                                                      million R$
                         2Q 01           %   1Q 02          %  2Q 02          %

Iron Ore                   871       54.6%    989       61.8%  1,127       61.2%

Pellets                    300       18.8%    246       15.4%    281       15.2%

Gold                        73        4.6%     80        5.0%     89        4.8%

Railroads                  220       13.8%    188       11.7%    204       11.1%

Ports                       61        3.8%     42        2.6%     68        3.7%

Potash                      50        3.1%     38        2.4%     62        3.4%

Others                      19        1.2%     18        1.1%     12        0.7%

Total                    1,594      100.0%  1,601      100.0%  1,843      100.0%

[LOGO]  Comphania                                                   BR GAAP 2Q02
        Vale do Rio Doce
--------------------------------------------------------------------------------

                 GROSS REVENUES BY DESTINATION - PARENT COMPANY
                                                                      million R$
                                                           2Q 02               %
Foreign Market
  Latin America                                               65             3.5
  United States                                               92             5.0
  Europe                                                     499            27.1
  Middle East                                                 69             3.7
  Japan                                                      150             8.1
  China                                                      189            10.3
  Asia. except Japan and China                                67             3.6
Domestic Market                                              712            38.6
Total                                                      1,843           100.0

SECOND QUARTER EARNINGS

Net earnings in 2Q02 were strongly hit by monetary variation associated with the depreciation of the BRL against the USD to the tune of R$ 997 million.

Compared to 2Q01, when earnings came to R$ 546 million, the main factor to affect earnings was the increase in negative monetary variation of R$ 814 million.

Results of investment participation contributed favourably to earnings in 2Q02, up R$ 169 million on 2Q01, chiefly due to the result of an increase of R$ 361 million in equity income. This item amounted to R$ 626 million in 2Q02, of which R$ 596 million derived from the iron ore and pellets division, R$ 66 million from manganese and ferro-alloys and R$ 63 million from steel assets. The aluminum businesses contributed for a loss of R$ 127 million, mainly because of the effect of the depreciation of the Real against the Dollar on the foreign currency denominated debt of Albras and Alunorte. Despite the low aluminum prices, the operational performance of all aluminum companies improved. For example, EBITDA generated by Albras in 2Q02, of R$ 150.4 million, was up 10% yoy, and 41.9% qoq.

                RESULTS OF EQUITY INVESTMENTS - BY BUSINESS AREA

                                                                      million R$


Business Area                                    2Q 01        1Q 02        2Q 02

Ferrous Minerals
  Iron Ore and Pellets                            151          155          528
  Manganese and Ferro-Alloys                        2           16           46
Non-Ferrous Minerals                               (5)           5          (41)
Logistics                                          24          (76)         (57)
Steel                                              18           (9)          58
Pulp and Paper / Fertilizers                        8           11           (1)
Aluminum                                           39           65         (127)
Others                                              1          (15)           1
Total                                             238          152          407

Net operating revenues raised R$ 222 million compared to 2Q01, while the cost of goods sold (COGS) saw an increase of R$ 162 million, adversely affecting the quarterly result. This was due primarily to an increase in depreciation and amortization of R$ 54 million, payment of demurrage (fines for delayed

[LOGO]  Comphania                                                   BR GAAP 2Q02
        Vale do Rio Doce
--------------------------------------------------------------------------------

shipments) of R$ 31 million, the result of sharply increased activity at the port of Tubarao and an increase of R$ 30 million in material costs, the consequence of increased activity within the Company.

                               COST OF GOODS SOLD
                                                                      million R$

                             2Q 01          %  1Q 02          %  2Q 02         %

Personnel                      105      13.0%    123      14.4%    131     13.5%

Materials                       86      10.6%    114      13.4%    116     11.9%

Fuel                            72       8.9%     80       9.4%     91      9.4%

Electrical Energy               22       2.7%     27       3.2%     30      3.1%

Outsourced Services            101      12.5%    128      15.0%    119     12.2%

Acquisition of Products        257      31.7%    143      16.8%    250     25.7%

Depreciation and Depletion     110      13.6%    173      20.3%    164     16.9%

Others                          57       7.0%     64       7.5%     71      7.3%

Total                          810     100.0%    852     100.0%    972    100.0%

EBITDA EVOLUTION

EBITDA in 2Q02 amounted to R$ 864 million, up 18.7% on the previous quarter and 11.6% higher than the same period a year earlier. This was the second highest figure in CVRD's history, and 46.2% higher than the EBITDA average of R$ 591 million over the previous 17 quarters (1Q98 to 1Q02). EBITDA margin amounted to 49%, in line with previous quarterly results.

Compared to EBITDA obtained in 2Q01, of R$ 774 million, the main source of improvement was in net sales growth up by R$ 222 million. On the other hand, the increase in COGS of R$ 163 million was the most important factor in restricting growth in this variable.

                               EBITDA COMPOSITION
                                                                      million R$

                                                                           2Q 02
Net Revenues                                                              1,762

Cost of Goods Sold                                                         (972)

Selling Expenses                                                            (35)

General & Administrative Expenses                                           (95)

Research & Development Expenses                                             (32)

Other Operatiung Revenues / Expenses                                        (77)

Adjustment for Exceptional Non-Cash Items                                   121

Depreciation. Depletion and Amortization                                    141

Dividends Received                                                           52

EBITDA                                                                      864

CAPITAL EXPENDITURES

Investments made in 2Q02 amounted to US$ 215.6 million. This figure included US$
50.4 million of the acquisition costs of the 50% stake owned by Anglo American plc in the Salobo copper project, and US$ 114.7 million which was allocated to other projects.

Capital expenditures for the first half amounted to US$ 373.2 million.

[LOGO]  Comphania                                                   BR GAAP 2Q02
        Vale do Rio Doce
--------------------------------------------------------------------------------

Most of the expenditure on projects was in the area of ferrous minerals, totalling US$ 58.6 million. Of particular note were: the US$ 21.4 million spent on the purchase of locomotives for iron ore transportation, work on the construction of Pier III at the Ponta da Madeira maritime terminal (US$ 5.6 million) and US$ 24.0 million on the Sao Luis pellet plant and its supporting infrastructure.

US$  27.3  million  were  invested  in the  construction  and the  environmental licensing of eight hydroelectric power projects. By the end of August construction will begin on the Capim Branco I and II hydroelectric power plants.

Logistics projects absorbed US$ 19.6 million, the largest investment of US$ 7.7 million being spent on the purchase of transtainers and portainers for the Vila Velha Terminal (TVV) and US$ 3.8 million on the enlarging of the Praia Mole Terminal, both in the state of Espirito Santo. US$ 2.2 million was spent on enlarging the capacity of the grain handling facilities at the port of Tubarao and US$ 2.9 million spent on increasing transportation capacity, warehousing and general cargo handling facilities in the Northern System.

Investment of US$ 7.7 million was carried out in Mineracao Serra do Sossego, in developing the copper mine. Capital expenditure on enlarging the potash mine at Taquari-Vassouras amounted to US$ 1.5 million. This brownfield project involves total investment of US$ 67.5 million from 2002 to 2005, to increase production capacity from 600 to 850,000 tons a year by 3Q05. This is an investment with a high expected rate of return, in a product whose sales produce strong cash generation, which will increase CVRD's share in a market that is growing by an average of 6% a year.

Mineral exploration continues to focus on the discovery of world class mineral deposits. Investment in 2Q02 quarter amounted to US$ 8.3 million. Most of the expenditure for this year is allocated to the exploration of copper, gold, nickel, kaolin and platinum group metals. US$ 2.7 million was spent on information technology and US$ 0.9 million on environmental protection.

CAPITAL EXPENDITURES*  -  2Q 02

By Business Area       US$ million          %   By Category            US$ million        %

Ferrous Minerals              91.6      55.4%   Equity Investments             7.8     4.7%

Logistics                     25.2      15.3%   Maintenance                   29.0    17.6%

Non Ferrous Minerals          18.5      11.2%   Projects                     114.7    69.5%

Energy                        27.5      16.6%   Mineral Exploration            8.3     5.0%

Others                         2.4       1.5%   Environmental Protection       0.9     0.5%

                                                Information Technology         2.7     1.6%

                                                Technological Research         1.7     1.0%

Total                        165.2     100.0%   Total                        165.2   100.0%

   * acquisitions not included

[LOGO]  Comphania                                                   BR GAAP 2Q02
        Vale do Rio Doce
--------------------------------------------------------------------------------

                          SELECTED FINANCIAL INDICATORS
                                                                      million R$
                                               2Q 01          Q 02         2Q 02
Gross Revenues                                 1,593         1,601         1,843

Gross Margin (%)                                47.4          44.8          44.8

Net Income                                       546           633            85

Net Income per Share (R$)                       1.42          1.65          0.22

EBITDA                                           774           728           864

EBITDA Margin (%)                               50.3          47.2          49.0

ROE annualized (%)                              21.6          21.0          11.8

Investments (US$ million) *                      124           158           165

* acquisitions not included


                              FINANCIAL STATEMENT
                                                                      million R$
                                                2Q 01        1Q 02          2Q02

Gross Operating Revenues                        1,593        1,601        1,843

Value Added Tax                                   (53)         (57)         (81)

Net Operating Revenues                          1,540        1,544        1,762

Cost of Goods Sold                               (810)        (852)        (972)

Gross Income                                      730          692          790

Gross Margin (%)                                 47.4         44.8         44.8

Result of Investment Participation                238          152          407

Equity Income                                     265          284          626

Goodwill Amortization                             (27)         (66)        (104)

Provision for Losses                                -          (67)        (115)

Others                                                           1            -

Operating Expenses                               (219)        (178)        (237)

Selling                                           (28)         (28)         (35)

General & Administrative                          (69)         (90)         (94)

Research and Development                          (21)         (22)         (31)

Others                                           (101)         (38)         (77)

Financial Results                                (301)         (65)      (1,146)

Financial Expenses                               (138)        (121)        (201)

Financial Revenues                                 21           32           52

Monetary Variation                               (184)          24         (997)

Operating Income                                  448          601         (186)

Discontinued Operations                            56            -            -

Income Taxes                                       42           31          272

Net Income                                        546          632           86

Net Income per Share (R$)                        1.42         1.65         0.22

[LOGO]  Comphania                                                   BR GAAP 2Q02
        Vale do Rio Doce
--------------------------------------------------------------------------------
                                 EQUITY INCOME
                                                                      million R$

COMPANY/PARTICIPATION                          %    2Q 01      1Q 02       2Q 02

DOCENAVE                                    100.00     25         17         34

ALUVALE                                      94.74     29         62       (133)

FLORESTAS RIO DOCE                           99.85      3          3          2

RDE                                          99.80     81         34        220

ITACO                                        99.99     65         72        486

URUCUM                                      100.00      4          8         13

TERM,VILA VELHA                              99.89      3          -          -

NORPEL                                       99.90      -          1          1

M,ANDIRA (SOSSEGO)                           99.50     (1)         -          -

PARA PIGMENTOS                               75.50      -          5         (5)

SAMITRI                                     100.00     23          -          -

VALEPONTOCOM                                100.00      -        (16)         -

SIBRA                                        99.23     20         33         23

ZAGAIA (FERTECO)                            100.00     (3)        29         19

BELEM                                        99.99      -          2         (2)

MSE                                          99.99      -          -          1

KSG                                          99.99      -          -          1

BRASAMERICAN LIMITED                         99.70      -          1          7

BRASILUX                                    100.00      -          -         20

Total from SUBSIDIARIES                               249        251        687



MSG                                          51.00      2          1          2

CST                                          22.85     (1)        (3)       (29)

NIBRASCO                                     51.00      7         (2)         3

FOSFERTIL                                    11.12      1          4          1

HISPANOBRAS                                  50.89      3          3          1

ITABRASCO                                    50.90      9          1          3

NOVA ERA SILICON                             49.00      1          1          -

USIMINAS                                     11.46      3          1        (26)

KOBRASCO                                     50.00     (4)         2         (9)

FERROBAN                                      3.75     (5)        (4)         -

SAMARCO                                      50.00      -         29        (10)

BAOVALE                                      50.00      -          -          3

Total from AFFILIATES                                  16         33        (61)

Total from EQUITY INCOME                              265        284        626

[LOGO]  Comphania                                                   BR GAAP 2Q02
        Vale do Rio Doce
--------------------------------------------------------------------------------

COMPANY/PARTICIPATION                                 %    2Q 01  1Q 02    2Q 02

PROVISION FOR LOSSES

KOBRASCO                                             50.00    -       -     (16)

CIA,FERROV,NORDESTE                                  30.00    -      (2)     (2)

DOCEPAR                                             100.00    -     (59)     (5)

FCA                                                  45.65    -      (6)    (20)

PARA PIGMENTOS                                       75.50    -       -     (35)

FERROBAN                                              3.75    -       -      (4)

MRS                                                  17.26    -       -     (33)

Total from PROVISION FOR LOSSES                               0     (67)   (115)


GOODWILL AMORTIZATION

FCA                                                  45.65    -     (31)    (18)

PARA PIGMENTOS                                       75.50   (4)      -       -

CPFL                                                 92.96    -      (1)     (1)

SIBRA                                                99.23  (19)    (19)    (19)

MINERACAO MATO GROSSO                               100.00   (2)      -       -

USIMINAS                                             11.46   (2)      -       -

CAEMI                                                16.85    -     (13)    (14)

BELEM                                                99.99    -      (2)     (3)

MRS                                                  17.26    -       -     (14)

FERTECO                                             100.00    -       -     (35)

Total from GOODWILL AMORTIZATION                            (27)    (66)   (104)

Gain on assets disposal and dividends                         -       1       -

Total                                                       238     152     407



EQUITY PARTICIPATION ON DOCENAVE                      %    2Q 01   1Q 02   2Q 02

NAVEDOCE/Seamar                                     100.00    7       -      (2)

Own operations                                      100.00   (5)     15     (34)

NAVEDOCE/Seamar (G/L Foreign Exchange)              100.00   23       2      70

Total Docenave                                               25      17      34


EQUITY PARTICIPATION ON ALUVALE                       %    2Q 01   1Q 02   2Q 02

ALUNORTE                                             57.58   (7)      5     (64)

MRN                                                  40.00   22      10       3

ALBRAS                                               51.00    5      39     (95)

VALESUL                                              54.51    9       3       9

Equity on Alunorte                                            -       1       2

Own operations                                                2       7       5

Total Aluvale                                                31      65    (140)

[LOGO]  Comphania                                                   BR GAAP 2Q02
        Vale do Rio Doce
--------------------------------------------------------------------------------

EQUITY PARTICIPATION ON ITACO US$ million              %   2Q 01   1Q 02   2Q 02

CSI                                                  50.00   (2)      -       6

RDL                                                 100.00    -       2       3

RDME                                                100.00   (1)     (1)      2

Caemi                                                16.85    -       3     (13)

Aluvale                                               5.26   (1)      1      (3)

GIIC (GULF)                                          50.00    1       2       1

CVRD Overseas                                       100.00    6      10      20

Own operations                                               (1)     13      27

G/L Exchange                                                 22       1     108

Total Itaco                                                  24      31     151



EQUITY PARTICIPATION ON ZAGAIA                   %         2Q 01   1Q 02   2Q 02

Ferteco                                             100.00    2      29      19

MRS                                                  10.89    -       -     (21)

Own operations                                               (5)      -      (8)

Total Zagaia                                                 (3)     29     (10)



                                 BALANCE SHEET
                                                                      million R$
                                                   2Q 01       1Q 02       2Q 02

Assets

  Current Assets                                   5,449       4,986       4,552

  Long Term Assets                                 2,511       2,562       3,241

  Permanent Assets                                13,591      16,283      17,032

Total                                             21,551      23,831      24,825

Liabilities and Stockholders' Equity

  Current Liabilities                              4,222       4,649       4,167

  Long Term Liabilities                            6,154       7,099       8,532

  Shareholders' Equity                            11,175      12,083      12,126

  Capital                                          4,000       4,000       5,000

  Reserves                                         7,175       8,083       7,126

Total                                             21,551      23,831      24,825

[LOGO]  Comphania                                                   BR GAAP 2Q02
        Vale do Rio Doce
--------------------------------------------------------------------------------

IRON ORE AND PELLETS SALES - PARENT COMPANY

                                                                   thousand tons

FOREIGN MARKET                                       2Q 01      1Q 02      2Q 02

ASIA

  China                                                2.8        4.4        5.0

  South Korea                                          1.6        2.1        1.1

  Philippines                                          0.2        0.6        0.5

  Japan                                                4.1        3.7        4.3

  Taiwan                                               0.2        0.4        0.4

  Others                                                -          -          -

  Total                                                8.9       11.2       11.3

EUROPE

  Germany                                              2.3        3.4        3.4

  Spain                                                0.8        0.8        0.7

  France                                               1.3        1.3        1.5

  Italy                                                1.5        1.0        2.2

  United Kingdom                                       0.4        0.7        0.4

  Others                                               2.2        2.9        3.2

  Total                                                8.5       10.1       11.4

AMERICAS

  Argentina                                            0.5        0.4        0.6

  United States                                        0.5        0.9        1.0

  Others                                               0.5        0.3        0.5

  Total                                                1.5        1.6        2.1

AFRICA/MIDDLE EAST / AUSTRALASIA

  Bahrain                                              0.8        0.8        0.5

  Others                                               1.5        0.8        0.7

Total                                                  2.3        1.6        1.2

TOTAL                                                 21.2       24.5       26.0



DOMESTIC MARKET                                      2Q 01      1Q 02      2Q 02

Steel Mills                                            4.9        5.1        5.8

Affiliated Pelletizing Companies                       5.0        4.0        4.6

  Total                                                9.9        9.1       10.4

TOTAL                                                 31.1       33.6       36.4

[LOGO]  Comphania                                                   BR GAAP 2Q02
        Vale do Rio Doce
--------------------------------------------------------------------------------

IRON ORE AND PELLETS - FINANCIAL INDICATORS - NON AUDITED

                                                                      million R$


HISPANOBRAS                                     2Q 01        1Q 02        2Q 02

Sales (thousand tons)                             896          907          835
  Foreign Market                                  336          487          355
  Domestic Market                                 560          420          480
Net Operating Revenues                             64           67           59
Cost of Goods Sold                                (54)         (58)         (56)
Financial Results                                   1            1            6
Net Earnings                                        5            5            2
Gross Margin (%)                                 15.6         13.4          5.1
EBITDA                                             13           11            5
EBITDA Margin (%)                                20.3         16.4          8.5

NIBRASCO                                        2Q 01        1Q 02        2Q 02

Sales (thousand tons)                           2,169        1,000        2,257
  Foreign Market                                  559          407          686
  Domestic Market                               1,610          593        1,571
Net Operating Revenues                            151           71          164
Cost of Goods Sold                               (126)         (70)        (144)
Financial Results                                   1           (2)          (4)
Net Earnings                                       13           (4)          13
Gross Margin (%)                                 16.6          1.4         12.2
EBITDA                                             21            5           26
EBITDA Margin (%)                                13.9          7.0         15.9
Gross Debt (in US$ million)
  - Short Term                                      5            4            2
  - Long Term                                       2            2            2
Total                                               7            6            4

ITABRASCO                                       2Q 01        1Q 02        2Q 02

Sales (thousand tons)                             775          877          702
  Foreign Market                                  579          644          533
  Domestic Market                                 196          233          169
Net Operating Revenues                             57           66           50
Cost of Goods Sold                                (45)         (57)         (48)
Financial Results                                   2           (1)           9
Net Earnings                                       18            2            5
Gross Margin (%)                                 21.1         13.6          4.0
EBITDA                                             11            8            3
EBITDA Margin (%)                                19.3         12.1          6.0
Gross Debt (in US$ million)
  - Short Term                                      -           18           17
  - Long Term                                       -            -            -
Total                                               -           18           17

[LOGO]  Comphania                                                   BR GAAP 2Q02
        Vale do Rio Doce
--------------------------------------------------------------------------------

           IRON ORE AND PELLETS - FINANCIAL INDICATORS - NON AUDITED

                                                                      million R$

KOBRASCO                                        2Q 01        1Q 02        2Q 02

Sales (thousand tons)                           1,012          856        1,012
  Foreign Market                                  523          436          534
  Domestic Market                                 489          420          478
Net Operating Revenues                             70           64           72
Cost of Goods Sold                                (56)         (50)         (67)
Financial Results                                 (24)          (4)         (78)
Net Earnings                                       (7)           3          (49)
Gross Margin (%)                                 20.0         21.9          6.9
EBITDA                                             16           15            9
EBITDA Margin (%)                                22.9         23.4         12.5
Gross Debt (in US$ million)
  - Short Term                                      -            -            -
  - Long Term                                     128          150          143
Total                                             128          150          143

SAMARCO                                         2Q 01        1Q 02        2Q 02

Sales (thousand tons)                           2,919        3,301        3,436
Average Price  (US$/ton)                        30.00        28.48        28.78
Net Operating Revenues                            191          213          239
Cost of Goods Sold                                (81)        (109)        (115)
Financial Results                                 (45)         (15)         (96)
Net Earnings                                       29           58          (19)
Gross Margin (%)                                 57.6         48.8         51.9
EBITDA                                             98           93          114
EBITDA Margin (%)                                51.3         43.7         47.7
Gross Debt (in US$ million)
  - Short Term                                    164          169          180
  - Long Term                                     133           93           87
Total                                             297          262          267

FERTECO                                         2Q 01        1Q 02        2Q 02

Sales (thousand tons)                           3,955        3,259        4,777
  Foreign Market                                  598        2,470        3,434
  Domestic Market                               4,553          789        1,343
Net Operating Revenues                            159          127          195
Cost of Goods Sold                               (122)         (70)        (128)
Financial Results                                 (19)          (5)         (44)
Net Earnings                                       18           29          (10)
Gross Margin (%)                                 23.3         44.9         34.4
EBITDA                                             44           52           63
EBITDA Margin (%)                                27.7         40.9         32.3
Gross Debt (in US$ million)
  - Short Term                                     86           55           58
  - Long Term                                     101           94           88
Total                                             187          149          146

[LOGO]  Comphania                                                   BR GAAP 2Q02
        Vale do Rio Doce
--------------------------------------------------------------------------------

           IRON ORE AND PELLETS - FINANCIAL INDICATORS - NON AUDITED

                                                                      million R$

GIIC*                             2Q 01                       1Q 02       2Q 02

Sales (thousand tons)               862                         823         676


Net Operating Revenues           34,425                      34,372      27,228

Cost of Goods Sold              (29,905)                    (29,486)    23,,737)

Gross Profit                      4,520                       4,886       3,491

Other Income                        482                         112          79

S G & A                          (1,181)                     (1,102)     (2,028)

Net Income                        3,821                       3,896       1,542

* financial indicators according to IASC (International Accounting Standards Committee).

ITACO                             2Q 01                      1Q 02        2Q 02

 Sales (thousand tons)

   Iron Ore                       9,765                      14,266      16,650

   Pellets                        2,449                       1,800       2,513

   Manganese                        368                         246         250

   Bauxite                          152                         140         407

   Alumina                           34                          33         106

   Aluminum                          43                          43          53

Net Operating Revenues          348,161                     390,094     473,753

Cost of Goods Sold             (321,506)                   (346,965)   (434,940)

Equity Income                     1,088                     16,744      (46,637)

Net Income                       10,117                     24,743      (37,427)

EBITDA                           25,327                     37,493       32,833

[LOGO]  Comphania                                                   BR GAAP 2Q02
        Vale do Rio Doce
--------------------------------------------------------------------------------

        MANGANESE AND FERRO-ALLOYS - FINANCIAL INDICATORS - NON AUDITED

                                                                      million R$
SIBRA                                               2Q 01      1Q 02      2Q 02

Sales - Ferro-alloys (thousand tons)                   24         29         31

  Foreign Market                                        9         10         15

  Domestic Market                                      15         19         16

Average Price  (US$/ton)                           489.44     445.67     439.85


Sales - Manganese (thousand tons)                     339        278        265

  Foreign Market                                      337        242        213

  Domestic Market                                       2         36         52

Average Price  (US$/ton)                            46.54      55.11      47.75


Net Operating Revenues                                 58         62         60

Cost of Goods Sold                                    (25)       (32)       (36)

Financial Results                                      (4)        (2)        (5)

Net Earnings                                           20         34         22

Gross Margin (%)                                     56.9       48.4       40.0

EBITDA                                                 35         31         21

EBITDA Margin (%)                                    60.3       50.0        35.0

Gross Debt (in US$ million)

  - Short Term                                         24         24         23

  - Long Term                                          51         25         21

Total                                                  76         49         44



CPFL                                                2Q 01      1Q 02      2Q 02

Sales (thousand tons)                                  37         37         37

  Foreign Market                                       20         13         17

  Domestic Market                                      17         24         20

Average Price  (US$/ton)                           583.02     517.01     569.36


Net Operating Revenues                                 45         39         47

Cost of Goods Sold                                    (30)       (27)       (34)

Financial Results                                       1          1          1

Net Earnings                                            2         10         10

Gross Margin (%)                                     33.3       30.8       27.7

EBITDA                                                  3         11          9

EBITDA Margin (%)                                     6.7       28.2       19.1

Gross Debt (in US$ million)

  - Short Term                                          9          7          6

  - Long Term                                          10          4          4

Total                                                  20         11          9

19

[LOGO]  Comphania                                                   BR GAAP 2Q02
        Vale do Rio Doce
--------------------------------------------------------------------------------

      ALUMINUM - SELECTED FINANCIAL INDICATORS - ADJUSTED AND NON AUDITED

                                                                      million R$
MRN                                             2Q 01        1Q 02        2Q 02

Sales (thousand tons)                           2,832        1,781        2,610
  Foreign Market                                  886          485          790
  Domestic Market                               1,946        1,296        1,820
Average Price  (US$/ton)                        21.08        19.80        16.31
Net Operating Revenues                            124           76          111
Cost of Goods Sold                                (58)         (40)         (61)
Financial Results                                  (2)          (2)         (32)
Net Earnings                                       55           24            8
Gross Margin (%)                                 53.2         47.4         45.0
EBITDA                                             75           46           59
EBITDA Margin (%)                                60.5         60.5         53.2
Gross Debt (in US$ million)
  - Short Term                                      1           14           19
  - Long Term                                       -           96           90
Total                                               1          110          109

ALUNORTE                                        2Q 01        1Q 02        2Q 02

Sales (thousand tons)                             407          427          410
  Foreign Market                                  212          222          175
  Domestic Market                                 195          205          235
Average Price  (US$/ton)                       192.33       161.55       165.72
Net Operating Revenues                            188          165          174
Cost of Goods Sold                               (129)        (136)        (135)
Financial Results                                 (76)         (11)        (198)
Net Earnings                                      (17)          10         (142)
Gross Margin (%)                                 31.4         17.6         22.4
EBITDA                                             65           35           49
EBITDA Margin (%)                                34.6         21.2         28.2
Gross Debt (in US$ million)
  - Short Term                                     47            -            -
  - Long Term                                     425          455          455
Total                                             472          455          455

ALBRAS                                          2Q 01        1Q 02        2Q 02

Sales (thousand tons)                              92           88          110
  Foreign Market                                   88           84          108
  Domestic Market                                   4            4            2
Average Price  (US$/ton)                     1,470.68     1,319.81     1,332.13
Net Operating Revenues                            308          274          366
Cost of Goods Sold                               (176)        (171)        (224)
Financial Results                                (114)         (11)        (333)
Net Earnings                                        9           76         (186)
Gross Margin (%)                                 42.9         37.6         38.8
EBITDA                                            137          106          150
EBITDA Margin (%)                                44.5         38.7         41.0
Gross Debt (in US$ million)
  - Short Term                                    167           73           49
  - Long Term                                     496          524          507
Total                                             663          597          555

                                                                              20
[LOGO]  Comphania                                                   BR GAAP 2Q02
        Vale do Rio Doce
--------------------------------------------------------------------------------

      ALUMINUM - SELECTED FINANCIAL INDICATORS - ADJUSTED AND NON AUDITED

                                                                      million R$

VALESUL                                         2Q 01        1Q 02        2Q 02

Sales (thousand tons)                              26           21           23

  Foreign Market                                    9            9           12

  Domestic Market                                  17           12           11

Average Price  (US$/ton)                     1,882.41     1,720.97     1,663.20


Net Operating Revenues                             99           78           93

Cost of Goods Sold                                (68)         (64)         (72)

Financial Results                                   4           (1)           1

Net Earnings                                       16            6           15

Gross Margin (%)                                 31.3         17.9         22.6

EBITDA                                             22           14           24

EBITDA Margin (%)                                22.2         17.9         25.8

Gross Debt (in US$ million)

  - Short Term                                     10            1            1

  - Long Term                                       2            2            1

Total                                              12            3            2


--------------------------------------------------------------------------------

"This press release may contain statements that express management's expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD's actual results to differ from expectations reflected in forward-looking statements, please see CVRD's reports filed with the Comissao de Valores Mobiliarios and the U.S. Securities and Exchange."

CONTENTS

PART I                                                                                    PAGE
1-   Management's  Discussion  and  Analysis  of the  Operating  Results for Six
     Months Ended June 30, 2002 Compared with Six Months Ended June 30, 2001               03

      1.1-   General Aspects                                                               03
      1.2-   Comments on the Consolidated Results                                          04
             1.2.1- Consolidated Gross Revenue                                             04
             1.2.2- Consolidated Cost of Products and Services                             05
      1.3-   Comments on the Parent Company Results                                        05
             1.3.1- Gross Revenues                                                         05
             1.3.2- Cost of Products and Services                                          07
             1.3.3- Result of Shareholdings                                                07
             1.3.4- Operating Expenses                                                     09
             1.3.5- Net Financial Result                                                   09
             1.3.6- Discontinued Operations - 2001                                         09
             1.3.7- Cash Flow                                                              10
             1.3.8- Income Tax and Social Contribution                                     10

PART II

QUARTERLY INFORMATION AND NOTES TO THE QUARTERLY INFORMATION


2-    Balance Sheet                                                                        11

3-    Statement of Income                                                                  12

4-    Statement of Changes in Stockholders' Equity                                         13

5-    Statement of Cash Flows (Additional Information)                                     14

6-    Notes to the Quarterly Information at June 30, 2002 and 2001                         15
       6.1-     Operations                                                                 15
       6.2-     Presentation of Quarterly Information                                      15
       6.3-     Significant Accounting Policies                                            15
       6.4-     Cash and Cash Equivalents                                                  15
       6.5-     Accounts Receivable from Customers                                         16
       6.6-     Transactions with Related Parties                                          16
       6.7-     Inventories                                                                16
       6.8-     Deferred Income Tax and Social Contribution                                17
       6.9-     Investments                                                                18
       6.10-    Property, Plant and Equipment                                              21
       6.11-    Loans and Financing                                                        22
       6.12-    Securitization Program                                                     23
       6.13-    Contingent Liabilities                                                     24
       6.14-    Environmental and Site Reclamation and Restoration Costs                   25
       6.15-    Pension Plan - VALIA                                                       26
       6.16-    Capital                                                                    26
       6.17-    American Depositary Receipts (ADR) Program                                 27
       6.18-    Treasury Stock                                                             27
       6.19-    Financial Result                                                           28


                                                                               1

       6.20-    Financial Instruments - Derivatives                                        28
       6.21-    Exchange Rate Exposure                                                     30
       6.22-    Other Net Operating Expenses                                               30
       6.23-    Subsequent Events                                                          30

PART III

7-    Other Information the Company Deems Relevant                                         32
       7.1-     Net Accumulated Income in R$ Million                                       32
       7.2-     Factors Affecting the Net Income in the Last 12 months in R$ Million       32
       7.3-     Business Performance Ratios                                                33
       7.4-     Segment and Geographic Information                                         33
       7.5-     Share Performance on Stock Exchanges (Unaudited)                           35
       7.6-     Capital Expenditures (Unaudited)                                           35
       7.7-     Operations for the Period (Unaudited)                                      36
       7.8-     Changes in Prices (Unaudited)                                              36
       7.9-     Iron Ore and Pellet Sales (Main Markets) (Unaudited)                       37
       7.10-    Shareholding Interests Organizational Chart at 06/30/02                    38
       7.11-    Information about FERTECO (Unaudited)                                      39
       7.12-    Information about RDIF (Unaudited)                                         40

8-     Attachment I - Equity Investment Information                                        41
       8.1-     Aluminum Area - ALBRAS (Adjusted and Unaudited)                            41
       8.2-     Aluminum Area - ALUNORTE (Adjusted and Unaudited)                          42
       8.3-     Aluminum Area - ALUVALE (Adjusted and Unaudited)                           43
       8.4-     Aluminum Area - MRN (Adjusted and Unaudited)                               44
       8.5-     Aluminum Area - VALESUL (Adjusted and Unaudited)                           45
       8.6-     Pelletizing Affiliates - HISPANOBRAS (Adjusted and Unaudited)              46
       8.7-     Pelletizing Affiliates - ITABRASCO (Adjusted and Unaudited)                47
       8.8-     Pelletizing Affiliates - KOBRASCO (Adjusted and Unaudited)                 48
       8.9-     Pelletizing Affiliates - NIBRASCO (Adjusted and Unaudited)                 49
       8.10-    Pelletizing Affiliates - SAMARCO (Adjusted and Unaudited)                  50
       8.11-    Iron Ore Area - FERTECO (Adjusted and Unaudited)                           51
       8.12-    Manganese and Ferro Alloys Area - SIBRA (Adjusted and Unaudited)           52
       8.13-    Manganese and Ferro Alloys Area - CPFL (Adjusted and Unaudited)            53

9- Report of Independent Accountants                                                       54

10- Members of the Board of Directors, Audit Committee,
    Chief Executive Officer and Executive Directors                                        55

                                     PART I

                             Expressed in thousands

1- MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE OPERATING RESULTS FOR SIX MONTHS ENDED JUNE 30, 2002 COMPARED WITH SIX MONTHS ENDED JUNE 30, 2001

1.1- General Aspects

(a) The Company's segments of business are mining, logistics and energy, as follows:

     o Ferrous minerals: includes iron ore and pellets as well as manganese and ferro-alloys;

     o    Non-ferrous minerals: includes gold, kaolin, potash and copper;

     o Logistics: includes railroads, ports and maritime terminals and shipping;

     o    Energy: includes electric power generation; and

     o Shareholdings: includes interests in producers of aluminum, steel and fertilizers.

(b) The variations of the main currencies and indexes at 06/30/02 and 06/30/01 in terms of percentages in relation to the real, which impacted the results of the Company and its subsidiaries, jointly controlled companies and affiliates, were as follows:

                                (DELTA)% Currencies/Indexes                                 Parity
                   -------------------------------------------------------------   ------------------------
Period                U.S. DOLLAR        YEN       GOLD        IGPM         TJLP     US$ x R$    US$ x Yen
--------------     --------------- ---------- ----------  ----------  -----------  ----------- ------------
06/30/02                     22.6       34.3       14.7         3.5          4.8       2.8444       119.80

06/30/01                     17.9        8.2       (1.8)        4.3          4.5       2.3049       124.93






About 62% of the Company's gross revenue at 06/30/02 and 67% of the consolidated revenue is derived from exports and, additionally, part of domestic sales are denominated in U.S. dollars, while the costs are in mainly incurred in reais. Consequently, fluctuations in the exchange rate between the two currencies have a significant impact on the operating cash flows;

Approximately 95% of the short-term and long-term loans of the Company at 06/30/02 are denominated in U.S. dollars. As a result, exchange rate fluctuations have a significant impact on the financial expenses (Notes 6.11 and 6.19);

1.2-   Comments on the Consolidated Results

1.2.1-   Consolidated Gross Revenue

The following table shows sales volume and revenues by products and services at 06/30/02:


                                           In thousands
                                           of metric tons     In thousands of
                                           (except gold)                reais
                                         ----------------    ----------------
Iron ore                                          67,329           2,777,536
Pellets                                           13,080           1,076,886
                                         ----------------    ----------------

                                                  80,409           3,854,422

Railroad transportation                           25,081             425,408

Sea transportation                                34,730              94,769

Port services                                     13,758             152,831

Gold (kg)                                          7,071             168,565

Manganese and Ferrou Alloys                          505             392,239

Potash                                               305              99,685

Steel                                                942             682,419

Aluminum                                           1,865             842,853

Kaolin                                               179              73,664

Other products and services                            -              26,009
                                                             ----------------
                                                                   6,812,864
                                                             ================


                      06/30/02 - R$6,812,864/US$2,791,228

             PER MARKET                                PER PRODUCT
  -------------------------------             --------------------------

   EM Brazil... 80%   R$4,551,715             Iron Ore .............. 40%
                     US$1,864,837             Pellets ............... 17%
                                              Aluminium ............. 12%
  IM From                                     Steel ................. 10%
  Abroad....... 20%   R$871,601               Transport ............. 10%
                     US$357,095               Manganese, Potash
                                               and others ...........  9%
                     R$1,389,548              Gold ..................  2%
                      US$569,296

1.2.2-   Consolidated Cost of Products and Services

By category

                                                   06/30/02
                                                  ---------
                     Personnel                      461,796
                     Material                       726,807
                     Oil and gas                    373,980
                     Outsourced services            455,702
                     Energy                         254,928
                     Acquisition of products        695,222
                     Others                         428,827
                                                  ---------
                     Sub total                    3,397,262
                     Depreciation and depletion     526,100
                                                  ---------
                     Total                        3,923,362
                                                  =========



1.3-   Comments on the Parent Company Results

The net income of the Company for the first semester of 2002 was R$ 718,388 (net income of R$ 633,138 in the first quarter and R$ 85,250 in the second quarter) a 40.4% decrease on the R$ 1,205,898 in the first semester of 2001, reducing the earnings per share to R$ 1.87 on 06/30/02 from R$ 3.13 on 06/30/01. We point out that the result of year 2001 includes gain on sales of investments, basically Bahia Sul, in the amount of R$ 298,972.

The decrease of 2.3% in the gross margin (44.8% on 06/30/02, against 47.1% on 06/30/01) was due to cost of products and services increase of 20.4% (from R$ 1,515,092 on 06/30/01 to R$ 1,824,537 on 06/30/02), while gross revenue rose
16.0% (from R$ 2,969,114 on 06/30/01 to R$ 3,444,193 on 06/30/02). The market of pellets decreased 5.8% in terms of sales volumes. This decrease was monetarily offset by the valorization of the US dollar against the real, due to 82% of Company's revenues are denominated in US dollar.

1.3.1-   Gross Revenues

Gross revenues increased 16.0% (from R$ 2,969,114 on 06/30/01 to R$ 3,444,193 on 06/30/02). This reflects the strengthening of the U.S. dollar against the real as well as a growth in iron ore, gold and potash sales volume, offset in part by a decrease in the volumes of other products and services sold. The increase in iron ore sales is due to mining operations previously belonging to Samitri, since May 2001. However, these events also resulted in a decrease in gross revenue from railroad transport and port services since CVRD ceased to sell these services to that Company and absorbed related costs.

The following table shows sales volume and revenues by products and services:

                                   In thousands of metric tons
                                                 (except gold)                       In millions of reais
                                  ----------------------------              -------------------------------
                                      06/30/02       06/30/01      (DELTA)%       06/30/02        06/30/01      (DELTA)%
                                  ------------- -------------- -----------  --------------- --------------- -----------
External market

      Iron ore                          44,562         35,060        27.1        1,574,904       1,134,314        38.8
      Pellets                            5,907          6,588       (10.3)         394,403         419,314        (5.9)
                                  ------------- --------------              --------------- ---------------

                                        50,469         41,648        21.2        1,969,307       1,553,628        26.8
                                  ------------- --------------              --------------- ---------------
Internal market

      Iron ore                          18,106         18,524        (2.3)         541,204         495,744         9.2
      Pellets                            1,418          1,192        19.0          132,673         115,807        14.6
                                  ------------- --------------              --------------- ---------------

                                        19,524         19,716        (1.0)         673,877         611,551        10.2
                                  ------------- --------------              --------------- ---------------
Total

      Iron ore                          62,668         53,584        17.0        2,116,108       1,630,058        29.8
      Pellets                            7,325          7,780        (5.8)         527,076         535,121        (1.5)
                                  ------------- --------------              --------------- ---------------

                                        69,993         61,364        14.1        2,643,184       2,165,179        22.1
                                  ------------- --------------              --------------- ---------------

Railroad transportation                 28,170         32,653       (13.7)         392,134         430,015        (8.8)

Port services                           12,524         17,926       (30.1)         109,934         110,628        (0.6)

Gold (kg)                                7,070          6,937         1.9          168,565         129,827        29.8

Potash                                     305            284         7.4           99,685          88,407        12.8

Other products and services                  -            197      (100.0)          30,691          45,058       (31.9)
                                                                            --------------- ---------------
                                                                                 3,444,193       2,969,114        16.0
                                                                            =============== ===============


              Operating Revenue 06/30/02 - R$3,444,193/US$1,406,927



      PER MARKET                       PER PRODUCT               PER CURRENCIES*
----------------------         ---------------------------       ---------------

EM.. 62%   R$2,137,872         Iron Ore .............. 62%           R$.. 18%
           US$873,305          Pellets ............... 15%
                               Transport ............. 15%          US$.. 82%
IM.. 38%       US$             Gold ..................  5%
            R$697,420          Potash and others .....  3%
           US$284,891
               R$
            R$608.901
           US$248,731

4


(*) Part of sales to the internal market are in U.S. dollars.

1.3.2-   Cost of Products and Services

The increase of 20.4% in the cost of products and services (from R$ 1,515,092 at 06/30/01 to R$ 1,824,537 at 06/30/02) is due principally to 17,0% increase in sales volume of iron ore (in function of Samitri's incorporation), the exchange rate variation of 32% of total costs and amortization of goodwill from Samitri in 2002. The following table shows each component of the cost of products and services, and the change between periods:

By category

                                              Denominated
                                     ---------------------
                                            R$        US$    06/30/02   06/30/01    (DELTA)%
                                     ---------- ----------  ---------- ---------- ---------
Personnel                              253,588          -     253,588    202,267      25.4
Material                               155,146     75,041     230,187    178,550      28.9
Oil and gas                            136,577     34,144     170,721    145,207      17.6
Outsourced services                    237,444      9,893     247,337    195,243      26.7
Energy                                  57,289          -      57,289     39,621      44.6
Acquisition of iron ore and pellets      6,153    387,163     393,316    425,306      (7.5)
Others                                  52,808     81,793     134,601    103,718      29.8
                                     ---------- ----------  ---------- ----------
Subtotal                               899,005    588,034   1,487,039  1,289,912      15.3
Depreciation and depletion             288,660          -     288,660    216,963      33.0
Amortization of goodwill                48,838          -      48,838      8,217     494.4
                                     ---------- ----------  ---------- ----------
Total                                1,236,503    588,034   1,824,537  1,515,092      20.4
                                     ========== ==========  ========== ==========
                                           68%        32%        100%
                                     ========== ==========  ==========



1.3.3-   Result of Shareholdings

The results of shareholdings by business area are as follows:

Business Area                                       06/30/02          06/30/01
---------------------------------------       ---------------  ----------------
Ferrous

.. Iron ore and pellets                               682,921           254,024
.. Manganese and ferro-alloys                          61,672           (16,478)
Non-ferrous                                          (35,606)           (8,736)
Logistics                                           (133,435)           60,683
Investments
.. Steel                                               48,512           186,915
.. Pulp and paper                                       4,783            11,555
.. Aluminum                                           (61,594)           55,835
.. Fertilizers                                          5,329             2,443
Others                                               (13,995)                -
                                              ---------------  ----------------
                                                     558,587           546,241
                                              ===============  ================


The numbers reported per area do not necessarily reflect the individual results of each company, but rather the amounts effectively applicable to the business area.

Equity earnings, increasing from a gain of R$ 546,241 on 06/30/01 to R$ 558,587 on 06/30/02. This variation was due to a combination of the following factors:

Ferrous

(a) Iron ore and pellets

    ITABRASCO - A reduction in the equity result of R$ 6,102 (gain of R$ 4,047 at 06/30/02 against a gain of R$ 10,149 at 06/30/01) due to a 4.5% decrease in the average sale price (US$ 29.99 per ton at 06/30/02 against US$ 31.41 per ton at 06/30/01) offset partly by an increase in sales volume of 1.9% (from 1,550 thousand tons at 06/30/01 to 1,579 thousand tons at 06/30/02).

..   ITACO - An  improved  equity  result of R$ 83,301 (a gain of R$  131,523  at
    06/30/02 against a gain of R$ 48,222 at 06/30/01), due to 37.6% higher iron ore sales volume (42,550 thousand tats in 2002 against 30,923 thousand tats in 2001) including sales to its subsidiary CVRD Overseas.

..   ITABIRA  INTERNATIONAL - In 2002, R$ 231,757 of exchange rate variation  was booked.

..   KOBRASCO  - A  reduction  in the  equity  result  of R$ 13,809 (a loss of R$
    23,126  at  06/30/02  versus  a loss of R$ 9,317  at  06/30/01),  due to the increased negative effects of exchange rate variation on debt, a 2.2% reduction in the average sale price (US$ 30.39 per ton at 06/30/02 against US$ 31.07 per ton at 06/30/01) and a 6.3% fall in volume sold (1,868 thousand tons at 06/30/02 against 1,993 thousand tons at 06/30/01).

..   NIBRASCO - A reduction in the equity result of R$ 7,613 (a gain of R$ 671 at
    06/30/02 against a gain of R$ 8,284 at 06/30/01), caused by a 22.1% fall in sales volume (3,257 thousand tons at 06/30/2002 against 4,179 thousand tons at 06/30/2001), offset partly by a 1.3% increase in the average sales price (US$ 31.06 per ton at 06/30/02 versus US$ 30.67 per ton at 06/30/01).

..   RDE - An  increased  equity  result of R$ 99,049  (a gain of R$  253,880  at
    06/30/02 against a gain of R$ 154,831 at 06/30/01), due basically to the fall in the value of the real against the dollar (a positive exchange rate variation of R$ 172,355 at 06/30/02 versus a positive exchange rate variation of R$ 109,929 at 06/30/01).

..   SAMARCO - The equity result remained  virtually  stable (a gain of R$ 19,464 at 06/30/02 against a gain of R$ 18,578 at 06/30/01). In operational terms, sales volume increased 6.6% (6,737 thousand tons at 06/30/02 against 6,318 thousand tons at 06/30/01) offset by a 2.5% fall in the average sales price (US$ 28.63 per ton at 06/30/02 against US$ 29.37 per ton at 06/30/01) and by the negative effects of exchange rate variation on debt.

..   FERTECO - An increase in the equity result of R$ 45,366 (a gain of R$ 47,709 at 06/30/2002 against a gain of R$ 2,343 at 06/30/2001). The company was acquired in April 2001.

(b) Manganese and Ferro-alloys

..   RDME - An increase in the equity result of R$ 25,573 (a gain of R$ 33,137 at
    06/30/02 versus a gain of R$ 7,564 at 06/30/01), due basically to the fall in the exchange rate between the real and the euro in 2002.

..   SIBRA - A better equity result of R$ 42,818 (a gain of R$ 56,662 at 06/30/02 versus a gain of R$ 13,844 at 06/30/01), due to a 22.4% increase in ferroalloy sales (60 thousand tons at 06/30/02 against 49 thousand tons at 06/30/01) offset partly by a 16.6% fall in the price of ferroalloys (US$
    448.03 per ton at 06/30/02 against US$ 536.93 per ton at 06/30/01) as well as a 15.0% increase in the average manganese sales price (US$ 51.39 per ton at 06/30/02 against US$ 44.70 per ton at 06/30/01) also partly offset by a 1.3% decrease in manganese sales volume (543 thousand tons at 06/30/02 against 550 thousand tons at 06/30/01).

..   URUCUM - An  improved  equity  result  of R$ 9,754 (a gain of R$  11,253  at
    06/30/02 against a gain of R$ 1,499 at 06/30/01), due mainly to an increase of 140.3% in manganese sales (173 thousand tons at 06/30/02 against 72 thousand tons at 06/30/01).

Non-ferrous

..   PARA PIGMENTOS - A provision for losses of R$ 35,104 was booked on 06/30/02, due to the negative effects of exchange rate variation on debt, against a loss of R$ 8,486 at 06/30/01, arising from amortization of goodwill.

Logistics

..   DOCENAVE  - A  reduction  in the  equity  result  of R$ 12,817 (a gain of R$
    51,541 at 06/30/02 against a gain of R$ 64,358 at 06/30/01),  due to a 29.8%
    decrease in average  freight rates (US$ 5.36 per ton at 06/30/02  versus US$
    7.64 per ton at 06/30/01), offset partly by the appreciation of the dollar against the real.

..   DOCEPAR - R$ 50,735 basic refers to a provision for loss on tax assets.

..   FCA - R$ 49,285 of  amortization  of goodwill was booked on 06/30/02,  along with R$ 25,733 as a provision for losses, the latter arising from the negative effects of exchange rate variation on debt. In 2001, the provision was constituted starting in the third quarter. CVRD's interest in FCA is held through its subsidiary Tacuma.

..   MRS - R$ 14,286 of  amortization  of goodwill  was booked on 06/30/02  along with R$ 32,515 as a provision for losses, the latter arising from the negative effects of exchange rate variation on debt. This investment is held through Ferteco Mineracao S.A., Belem Administracoes e Participacoes Ltda. and Caemi Mineracao e Metalurgia S.A.

Shareholdings

(a) Steel

..   CSI - An increase in the equity result of R$ 61,468 (a gain of R$ 119,379 at
    06/30/02  against  a gain of R$  57,911  at  06/30/01),  caused  by an 13.8%
    increase in sales volume and the appreciation of the dollar against the real (positive exchange rate variation of R$ 101,066 at 06/30/02 versus a positive variation of R$ 64,447 at 06/30/01).

..   CSN - An  equity  result of R$  107,522  was  recorded  at  06/30/01  due to unwinding the cross shareholdings between CVRD and CSN carried out in March 2001.

..   CST - A lower  equity  result of R$ 19,662 (a loss of R$ 32,352 at  06/30/02 against a loss of R$ 12,690 at 06/30/01), due mainly to the increased negative effects of exchange rate variation on indebtedness, offset in part by an 3.4% increase in sales volume (2,447 thousand tons in 2002 against 2,355 thousand tons in 2001).

    USIMINAS - A reduction in the equity result of R$ 28,101 (a loss of R$ 25,553 at 06/30/02 versus a gain of R$ 2,548 at 06/30/01) caused mainly by the negative effects of exchange rate variation on indebtedness.

(b) Aluminum

..   ALBRAS - A  reduced  equity  result  of R$  60,091  (a loss of R$  56,148 at
    06/30/02 against a gain of R$ 3,943 at 06/30/01), due to increased negative effects of exchange rate variation on the company's debt. In operational terms, the average aluminum sales price fell 11.6% (US$ 1,326.67 per ton at 06/30/02 compared with US$ 1,501.45 per ton at 06/30/01) and sales volume rose by 8.8% (198 thousand tons at 06/30/02 against 182 thousand tons at 06/30/01).

..   ALUNORTE  - A  reduced  equity  result  of R$ 31,297 (a loss of R$ 59,398 at
    06/30/02 against a loss of R$ 28,101 at 06/30/01), due to increased negative effects of exchange rate variation on the company's debt. Operationally, the average sales price of alumina fell 16.3% (US$ 163.59 per ton at 06/30/02 versus US$ 195.39 per ton at 06/30/01) while sales volume increased 8.7% (837 thousand tons at 06/30/02 versus 770 thousand tons at 06/30/01).

..   MRN - A reduction in the equity  result of R$ 23,920 (a gain of R$ 12,893 at
    06/30/02 against a gain of R$ 36,813 at 06/30/01), due to a decrease in sales volume of 12.5% (4,391 thousand tons at 06/30/02 compared with 5,017 thousand tons at 06/30/01), average sales price fell 13.3% (US$ 18.39 per ton at 06/30/02 against US$ 21.22 per ton at 06/30/01), as well as the negative effects of the exchange variation on the Company's debt.

..   VALESUL - A reduction in the equity  result of R$ 1,524 (a gain of R$ 11,518 at 06/30/02 against a gain of R$ 13,042 at 06/30/01), caused by a decrease of 14.1% in the average sales price (US$ 1,690.23 per ton at 06/30/02 against US$ 1,967.99 per ton at 06/30/01), while sales volume rose 4.8% (44 thousand tons at 06/30/02 versus 42 thousand tons at 06/30/01)

..   ALUVALE - An increase in the equity result (own  operations)  of R$ 3,212 (a gain of R$ 16,125  at  06/30/02  against  a gain of R$  12,913 at  06/30/01)
    basically due to financial result.

..   ITACO - A reduction in the equity result of R$ 3,809 (a gain of R$ 13,416 at
    06/30/02 against a gain of R$ 17,225 at 06/30/01), due to a fall in the average sales prices of aluminum (12.2%), alumina (23.8%) and bauxite (21.5%), offset partly by higher sales volume for all three: aluminum (11.6%), alumina (98.6%) and bauxite (31.2%).

1.3.4-   Operating Expenses

The operating expenses increased R$ 35,687 (R$ 379,020 on 06/30/01 against R$ 414,707 on 06/30/02), basically due to an increase of administrative expenses.

1.3.5-   Net Financial Result

The net financial result decreased R$ 494,997 (R$ 715,849 on 06/30/01 compared to R$ 1,210,846 on 06/30/02), mainly due to the exchange rate variations on the net Company debt (Note 6.19).

1.3.6-   Discontinued Operations - 2001

The result reflects basically gains on sale of the Company's interest in Bahia Sul of R$ 230,384.

1.3.7-   Cash Flow

The operating cash flow measured by EBITDA (earnings before interest, income tax, depreciation, amortization and depletion) was R$ 1,592,461 on 06/30/02, reflecting an increase of 8.7% over 06/30/01, which was R$ 1,464,677 (item 7.4).

1.3.8-   Income Tax and Social Contribution

Income tax and social contribution was a credit of R$ 303,859 (credit of R$ 109,254 on 06/30/01), after recognizing the benefit from paying interest on stockholders' equity of R$ 122,126 on 06/30/02 (R$ 205,003 on 06/30/01) (Note
6.8).

                                     PART II

          QUARTERLY INFORMATION AND NOTES TO THE QUARTERLY INFORMATION

  (A free translation of the original in Portuguese relating to the financial statements prepared in accordance with the requirements of Brazilian Corporate
                                      Law)

2- BALANCE SHEET                                                  In thousands of reais
----------------------------------------------------------------------------------------

Assets
                                                      Notes    06/30/02       03/31/02
                                                      -----    --------       --------
Current assets
  Cash and cash equivalents                            6.4      521,835      1,260,372
  Accounts receivable from customers                   6.5      989,739        961,100
  Related parties                                      6.6    1,687,540      1,356,024
  Inventories                                          6.7      401,925        415,021
  Taxes recoverable                                      -      111,465         97,907
  Deferred income tax and social contribution          6.8      569,017        638,759
  Others                                                 -      270,114        256,986
                                                             ----------     ----------
                                                              4,551,635      4,986,169
                                                             ----------     ----------

Long-term receivables

  Related parties                                      6.6    1,711,249      1,424,072
  Loans and financing                                    -      296,237        262,436
  Deferred income tax and social contribution          6.8      636,922        297,262
  Judicial deposits                                   6.13      558,310        539,226
  Others                                                 -       38,587         38,889
                                                             ----------     ----------
                                                              3,241,305      2,561,885
                                                             ----------     ----------

Permanent assets

  Investments                                          6.9    8,904,602      8,518,246
  Property, plant and equipment                       6.10    8,126,748      7,764,886
                                                             ----------     ----------
                                                             17,031,350     16,283,132
                                                             ----------     ----------
                                                             24,824,290     23,831,186
                                                             ==========     ==========

Liabilities and stockholders' equity

Current liabilities

  Short-term debt                                     6.11    1,668,905      1,774,835
  Current portion of long-term debt                   6.11      627,483        356,672
  Payable to suppliers and contractors                   -      518,574        446,208
  Related parties                                      6.6      720,089        678,482
  Provision for interest on stockholders' equity         -      359,194        316,569
  Interest on stockholders' equity - 2001                -        6,747        783,837
  Payroll and related charges                            -       96,914        102,488
  Pension Plan                                        6.15       64,533         63,896
  Others                                                 -      104,391        126,016
                                                             ----------     ----------
                                                              4,166,830      4,649,003
                                                             ----------     ----------

Long-term liabilities

  Long-term debt                                      6.11    4,052,689      3,359,584
  Related parties                                      6.6    2,690,581      2,086,651
  Deferred income tax and social contribution          6.8       75,158         81,692
  Provisions for contingencies                        6.13    1,028,605        903,816
  Pension Plan                                        6.15      429,493        425,580
  Others                                                 -      255,419        241,971
                                                             ----------     ----------
                                                              8,531,945      7,099,294
                                                             ----------     ----------

Stockholders' equity
  Paid-up capital                                     6.16    5,000,000      4,000,000
  Capital reserves                                       -           -         443,684
  Revenue reserves                                       -    7,125,515      7,639,205
                                                             ----------     ----------
                                                             12,125,515     12,082,889
                                                             ----------     ----------
                                                             24,824,290     23,831,186
                                                             ==========     ==========

The additional information, notes and attachment I are an integral part of these statements.


                                                                              11



  (A free translation of the original in Portuguese relating to the financial statements prepared in accordance with the requirements of Brazilian Corporate
                                      Law)


3- STATEMENT OF INCOME                                                                                        In thousands of reais
------------------------------------------------------------------------------------------------------------------------------------
                                                                                   From         From          From          From
                                                                                 04/01/02      01/01/02     04/01/02      01/01/02
                                                                       Notes    to 06/30/02   to 06/30/02  to 06/30/02   to 06/30/02
                                                                       -----    -----------   -----------  -----------   -----------
Operating revenues
 Sales of ore and metals
   Iron ore and pellets                                                         1,408,409     2,643,184     1,171,332    2,165,179
   Gold                                                                            88,633       168,565        72,364      129,827
   Others                                                                          61,901        99,685        54,443      108,586
                                                                                ---------     ---------     ---------    ----------
                                                                                1,558,943     2,911,434     1,298,139    2,403,592
Railroad and port services                                                        271,696       502,068       281,229      540,643
Others                                                                             12,751        30,691        14,823       24,879
                                                                                ---------     ---------     ---------    ----------
                                                                                1,843,390     3,444,193     1,594,191    2,969,114
Value Added taxes                                                                 (81,613)     (138,161)      (53,551)    (107,722)
                                                                                ---------     ---------     ---------    ----------
Net operating revenues                                                          1,761,777     3,306,032     1,540,640    2,861,392
                                                                                ---------     ---------     ---------    ----------
Cost of products and services

   Ore and metals                                                                (790,972)   (1,464,296)     (698,218)  (1,295,585)
   Railroad and port services                                                     (90,977)     (179,169)     (101,713)    (200,605)
   Others products and services                                                   (90,510)     (181,072)       (9,835)     (18,902)
                                                                                ---------     ---------     ---------    ----------
                                                                                 (972,459)   (1,824,537)     (809,766)  (1,515,092)
                                                                                ---------     ---------     ---------    ----------


Gross profit                                                                      789,318     1,481,495       730,874    1,346,300

Gross margin                                                                         44.8%         44.8%         47.4%        47.1%

Operating expenses
   Selling                                                                        (35,254)      (63,426)      (27,863)     (52,844)
   Administrative                                                                 (94,357)     (185,032)      (69,720)    (125,794)
   Research and development                                                       (30,810)      (52,067)      (21,477)     (41,069)
   Other operating expenses, net                                        6.22      (77,298)     (114,182)     (102,294)    (159,313)
                                                                                ---------     ---------     ---------    ----------
                                                                                 (237,719)     (414,707)     (221,354)    (379,020)
                                                                                ---------     ---------     ---------    ----------

Operating profit before financial result and
 result of investment participations                                              551,599     1,066,788       509,520      967,280

Result of investment participations                                     6.9
Gain on investments accounted for by the equity method                            625,586       909,701       265,362      563,362
Amortization of goodwill                                                         (103,526)     (169,714)      (27,290)     (52,981)
Provision for losses                                                             (115,378)     (182,128)            -       25,454
Others                                                                                  -           728             -       10,406
                                                                                ---------     ---------     ---------    ----------
                                                                                  406,682       558,587       238,072      546,241

Financial result, net                                                  6.19
   Financial expenses (income)                                                   (147,989)     (236,788)     (116,323)    (200,589)
   Monetary and exchange rate variation, net                                     (997,527)     (974,058)     (184,169)    (515,260)
                                                                                ---------     ---------     ---------    ----------
                                                                               (1,145,516)   (1,210,846)     (300,492)    (715,849)
                                                                                ---------     ---------     ---------    ----------
Operating profit                                                                 (187,235)      414,529       447,100      797,672

Discontinued operations                                                                 -             -        56,406      298,972
                                                                                ---------     ---------     ---------    ----------
Income before income tax and social contribution                                 (187,235)      414,529       503,506    1,096,644
Income tax and social contribution                                       6.8      272,485       303,859        42,414      109,254
                                                                                ---------     ---------     ---------    ----------
Net income for the period                                                          85,250       718,388       545,920    1,205,898
                                                                                =========     =========     =========    ==========
Number of shares outstanding  at the end of the period (in thousands)             383,839       383,839       385,026      385,026
                                                                                =========     =========     =========    ==========
Net earnings per share outstanding at the end of the period (R$)                     0.22          1.87          1.42         3.13
                                                                                =========     =========     =========    ==========

The additional information, notes and attachment I are an integral part of these statements.



12


  (A free translation of the original in Portuguese relating to the financial statements prepared in accordance with the requirements of Brazilian Corporate
                                      Law)


4- STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY                                                              In thousands of reais
-----------------------------------------------------------------------------------------------------------------------------------
                                                                         Capital         Revenue         Retained
                                                 Notes       Capital     reserves        reserves        earnings       Total
                                                 -----      ---------    ----------    ----------      ----------     ----------
On December 31, 2000                                        3,000,000       740,887    6,824,704               -      10,565,591
                                                            ---------    ----------    ----------      ----------     ----------
Treasury shares                                                     -             -      (57,528)              -         (57,528)
Capitalization of reserves                                  1,000,000      (300,629)    (699,371)              -               -
Provision for pension plan liabilities                              -             -            -         (22,160)        (22,160)
Result on exchange of shares                                        -         3,426            -               -           3,426
Net income for the year                                             -             -            -       3,050,710       3,050,710
Proposed appropriations:
  Interest on stockholder's equity                                  -             -            -      (1,773,476)     (1,773,476)
  Appropriation to revenue reserves                                 -             -    1,255,074      (1,255,074)              -

                                                            ---------    ----------    ----------      ----------     ----------
On December 31, 2001                                        4,000,000       443,684    7,322,879               -      11,766,563
                                                            ---------    ----------    ----------      ----------     ----------
Capitalization of reserves                          6.16    1,000,000      (443,684)    (556,316)              -               -
Treasury shares                                                     -             -         (242)              -            (242)
Net income for the period                                           -             -            -         718,388         718,388
Provision for interest on stockholders' equity                      -             -            -        (359,194)       (359,194)
                                                            ---------    ----------    ----------      ----------     ----------
On June 30, 2002                                            5,000,000             -    6,766,321         359,194      12,125,515
                                                            =========    ==========    ==========      ==========     ==========


The additional information, notes and attachment I are an integral part of these statements.


                                                                              13

               (A free translation of the original in Portuguese)


5- STATEMENT OF CASH FLOWS (ADDITIONAL INFORMATION)                              In thousands of reais
-------------------------------------------------------------------------------------------------------
                                                                               06/30/02     06/30/01
                                                                               --------     --------

Cash flows from operating activities:
 Net income for the period                                                     718,388      1,205,898
 Adjustments to reconcile net income for the period
   with cash provided by operating activities:
     Result of investment participations                                      (558,587)      (546,241)
     Depreciation, amortization and depletion                                  285,974        245,414
     Deferred income tax and social contribution                              (307,826)      (109,254)
     Provision for contingencies                                                28,165         89,942
     Discontinued operations                                                         -       (298,972)
     Net monetary and exchange rate variations on assets and liabilities     1,280,424        684,764
     Provision for losses - ICMS                                                20,993              -
     Loss on disposal of property, plant and equipment                          18,140           (696)
     Dividends/interest on stockholders' equity received                        89,642        137,747
     Others                                                                    117,375         23,900
                                                                             ----------     ----------
                                                                             1,692,688      1,432,502
                                                                             ----------     ----------
Decrease (increase) in assets:
 Accounts receivable                                                           (93,050)       564,804
 Inventories                                                                    44,284        (99,934)
 Others                                                                        (33,330)        16,332
                                                                             ----------     ----------
                                                                               (82,096)       481,202
                                                                             ----------     ----------
Increase (decrease) in liabilities:
 Suppliers and contractors                                                      (4,231)        54,772
 Payroll and related charges and others                                        (21,298)         2,413
 Others                                                                          1,336         17,409
                                                                               (24,193)        74,594
                                                                             ----------     ----------
Net cash provided by operating activities                                    1,586,399      1,988,298
                                                                             ----------     ----------

Cash flows from investing activities:
 Loans and advances receivable                                                (874,745)    (1,759,631)
 Guarantees and deposits                                                       (41,450)      (115,045)
 Additions to investments                                                       (2,197)       (55,262)
 Additions to property, plant and equipment                                   (706,876)      (475,017)
 Proceeds from disposal of property, plant and equipment and investments         2,063        688,957
                                                                             ----------     ----------
 Net cash used in investing activities                                      (1,623,205)    (1,715,998)
                                                                             ----------     ----------

Cash flows from financing activities:
 Short-term debt                                                               430,486      1,249,581
 Long-term debt                                                                539,786        243,017
 Repayments:
 Related parties                                                               (89,764)      (406,618)
    Financial institutions                                                    (189,713)      (166,364)
    Interest on stockholders' equity paid                                     (777,258)    (1,279,283)
    Treasury shares                                                               (242)             -
                                                                             ----------     ----------
Net cash used in financing activities                                          (86,705)      (359,667)
                                                                             ----------     ----------
Decrease in cash and cash equivalents                                         (123,511)       (87,367)
Cash and cash equivalents, beginning of the period                             645,346      1,569,185
                                                                             ----------     ----------
Cash and cash equivalents, end of the period                                   521,835      1,481,818
                                                                             ==========     ==========
Cash paid during the period for:
 Short-term interest                                                           (20,409)       (26,285)
 Long-term interest net of capitalization                                     (104,921)      (142,973)
 Income tax and social contribution paid                                        (3,966)       (81,731)
 Non-cash transactions:
 Change in treasury stocks - CVRD                                                    -          3,564
 Conversion of loans into investments                                           92,906              -
 Receipt of dividneds form MSG net of other amounts                              2,454              -
 Increase in property, plant and equipment                                     145,171         53,468

  (A free translation of the original in Portuguese relating to the quarterly information prepared in accordance with the requirements of Brazilian
                                  Corporate Law)


6-  NOTES TO THE QUARTERLY INFORMATION AT JUNE 30, 2002 AND 2001

Expressed in thousands

6.1-   Operations

Companhia Vale do Rio Doce - CVRD is a publicly traded corporation whose predominant activities are mining, processing and sale of iron ore, pellets, gold and potash, as well as port and railroad transportation services and power generation. In addition, through its direct and indirect subsidiaries and jointly controlled companies, CVRD operates in logistics, geological studies and technological research services, steel and aluminum.

6.2-   Presentation of Financial Statements

The quarterly information have been prepared according to the accounting principles provided for in Brazilian corporate legislation as well as the rules and guidelines issued by the Comissao de Valores Mobiliarios - CVM (Brazilian Securities Commission) and IBRACON - Instituto dos Auditores Independentes do Brasil (Brazilian Independent Auditors Institute).

In order to provide better information to the market, the Company is presenting Statements of Cash Flow. The disclosure of this statement is stimulated by CVM acording to the rule 01/00 from 01/31/00.

Certain amounts and classifications in the 2001 quarterly information have been adjusted to the criteria used on 06/30/02 for better comparability.

6.3-   Significant Accounting Policies

(a) The Company adopts the accrual basis of accounting;

(b) Assets and liabilities that are realizable or due more than twelve months after the balance sheet date are classified as long-term;

(c) Marketable securities classified as cash and cash equivalents are stated at cost plus accrued income earned through the balance sheet date;

(d) Inventories are stated at average purchase or production cost, and imports in transit at the cost of each item, not exceeding market or realizable value;

(e) Assets and liabilities in foreign currencies are translated at exchange rates in effect at the balance sheet date, and those in local currency are restated based on contractual indexes;

(f) Investments in subsidiaries, jointly controlled companies and affiliated companies are accounted for by the equity method, based on the stockholders' equity of the investees, and when applicable increased/decreased by goodwill and negative goodwill to be amortized and provision for losses. Other investments are recorded at cost, less provision for unrealized losses when applicable;

(g) Property, plant and equipment, including interest incurred during the construction period of large-scale projects, are recorded at historic cost (increased by monetary restatement up to 1995) and depreciated by the straight-line method, at rates that take into consideration the useful lives of the assets. Depletion of mineral reserves is based on the relation obtained between production and estimated capacity.

6.4-   Cash and Cash Equivalents

                                                      06/30/02      03/31/02
                                                   ------------ -------------

Marketable securities related to CDI (*)               338,377       931,263
Fixed-yield bond investments (funds)                    96,084       133,320
Government securities (NBC-E, NTN-D, LFT)               84,509       194,556
Others                                                   2,865         1,233
                                                   ------------ -------------
                                                       521,835     1,260,372
                                                   ============ =============


(*) For part of these investments the Company, contracted swap operations with financial institutions, related to interest rate and/or currency variations.

6.5-   Accounts Receivable from Customers

                                                      06/30/02      03/31/02
                                                   ------------  ------------
    Domestic                                           388,086       360,666
    Export                                             645,248       638,965
                                                   ------------  ------------
                                                     1,033,334       999,631

    Allowance for doubtful accounts                    (23,355)      (22,436)
    Allowance for ore weight credits                   (20,240)      (16,095)
                                                   ------------  ------------
                                                       989,739       961,100
                                                   ============  ============

6.6-   Transactions with Related Parties

Derived from sales and purchases of products and services or from loans under normal market conditions, with maturities up to the year 2010, as follows:


                                                                          Assets               Liabilities
                                                          -----------------------  -----------------------
                                                            06/30/02    03/31/02     06/30/02    03/31/02
                                                          ------------------------------------------------
Subsidiaries
Rio Doce International Finance Ltd.                        1,336,399   1,076,263    1,443,180   1,227,546
Itabira Rio Doce Company Limited - ITACO                     492,065     417,609      489,611     226,460
Mineracao Tacuma Ltda.                                       359,460     392,907          756         674
CVRD Overseas Ltd.                                           146,250     105,019    1,009,242     728,284
Docepar S.A.                                                 129,794      68,950          132         125
SIBRA Eletrosiderurgica Brasileira S.A.                       17,260      23,461        1,029      13,745
Brasilux S.A.                                                 16,014      50,410       26,046      24,188
Vale do Rio Doce Aluminio S.A. - ALUVALE                      22,449      22,783       49,915     133,812
Others                                                       314,179     162,946      290,955     225,115
                                                          ----------- -----------  ----------- -----------
                                                           2,833,870   2,320,348    3,310,866   2,579,949
                                                          ----------- -----------  ----------- -----------

Jointly controlled companies

ALUNORTE - Alumina do Norte do Brasil S.A.                   879,060     708,046       29,619     112,694
Ferrovia Centro-Atlantica S.A.                                28,515       7,445            -      11,796
Salobo Metais S.A.                                           170,443     164,777            -           -
Companhia Coreano-Brasileira de Pelotizacao - KOBRASCO        94,825      80,413       97,764      75,211
Companhia Hispano-Brasileira de Pelotizacao - HISPANOBRAS     40,860      38,665       59,116      52,387
Companhia Nipo-Brasileira de Pelotizacao - NIBRASCO           68,029      48,993       42,406      21,103
Companhia Italo-Brasileira de Pelotizacao - ITABRASCO         38,884      37,741       43,551      33,453
Others                                                       109,684     137,978       69,134      58,887
                                                          ----------- -----------  ----------- -----------
                                                           1,430,300   1,224,058      341,590     365,531
                                                          ----------- -----------  ----------- -----------
Affiliates                                                    31,514      35,357            -         183
                                                          ----------- -----------  ----------- -----------
                                                           4,295,684   3,579,763    3,652,456   2,945,663
                                                          =========== ===========  =========== ===========

Represented by:
Commercial balances (sales and purchases
of products and services) (*)                                896,895     799,667      241,786     180,530
Short-term financial balances                              1,687,540   1,356,024      720,089     678,482
Long-term financial balances                               1,711,249   1,424,072    2,690,581   2,086,651
                                                          ----------- -----------  ----------- -----------
                                                           4,295,684   3,579,763    3,652,456   2,945,663
                                                          =========== ===========  =========== ===========


(*) Included in "Accounts receivable from customers" and "Payable to suppliers and contractors."

6.7-   Inventories

                                                   06/30/02           03/31/02
                                          ------------------  -----------------
Finished products

      . Iron ore and pellets                         99,282            116,908
      . Manganese                                       319              1,442
      . Gold                                         13,187             15,546
      . Others                                       18,504             23,240
                                          ------------------  -----------------
                                                    131,292            157,136
Spare parts and maintenance supplies                270,633            257,885
                                          ------------------  -----------------
                                                    401,925            415,021
                                          ==================  =================

6.8-   Deferred Income Tax and Social Contribution


Income of the Company is subject to the normal tax system. The balances of deferred assets and liabilities are presented as follows:

                                                                       Deferred assets    Deferred liabilities
                                                                 ---------------------   ---------------------
                                                                  06/30/02    03/31/02    06/30/02    03/31/02
                                                                 ---------   ---------   ---------   ---------
Tax loss carryforward                                              359,738     207,904          --          --

Temporary differences:
    . Pension Plan                                                 164,462     167,131          --          --
    . Contingent liabilities                                       285,252     253,907          --          --
    . Provision for losses on assets                               308,946     242,515          --          --
    . Provision for losses on derivative financial instruments      32,035      26,580          --          --
    . Others                                                        55,506      37,984          --          --
                                                                 ---------   ---------   ---------   ---------
                                                                 1,205,939     936,021          --          --
Inflationary profit                                                     --          --       4,253      12,501
Capital reserve - special monetary restatement - Law 8,200              --          --      10,861      14,327
Accelerated depreciation                                                --          --       9,835      10,904
Long-term sales                                                         --          --      50,209      43,960
                                                                 ---------   ---------   ---------   ---------
Total                                                            1,205,939     936,021      75,158      81,692
                                                                 =========   =========   =========   =========
Short-term                                                         569,017     638,759          --          --
Long-term                                                          636,922     297,262      75,158      81,692
                                                                 ---------   ---------   ---------   ---------
                                                                 1,205,939     936,021      75,158      81,692
                                                                 =========   =========   =========   =========



The realization of tax credits arising from temporary differences occurs at the time of effective payment of the provisions made, in accordance with tax law.

In addition to the credits recorded, the Company has a lawsuit pending claiming an additional 51.83% monetary restatement for tax purposes applied to the months of January and February 1989 ("Plano Verao" monetary plan). A favorable ruling has already been obtained for compensation of credits corresponding to 42.72% instead of the 51.83% requested. The amount of these credits covered by the ruling total approximately R$ 405,000, and the accounting effects have not yet been recognized in the quarterly information.

The current expectation is to realize deferred income tax by the end of the year 2003.

The amounts reported as income tax and social contribution which affected income for the period are as follows:

                                                                                              06/30/02       06/30/01
                                                                                            ----------     ----------
Income before income tax and social contribution                                               414,529      1,096,644
(-) Equity in results of subsidiaries and affiliated companies                                (909,701)      (563,362)
(+) Non deductible goodwill                                                                     77,048             --
                                                                                            ----------     ----------
                                                                                              (418,124)       533,282
Income tax and social contribution at combined tax rates                                            34%            34%
                                                                                            ----------     ----------
Federal income tax and social contribution at statutory rates                                  142,162       (181,316)
Adjustments to net income which modify the effect on the result for the period:
  . Income tax benefit from interest on stockholders' equity                                   122,126        205,003
  . Fiscal incentives                                                                               --         78,979
  . Revision of prior period tax return                                                         25,156             --
  . Others                                                                                      14,415          6,588
                                                                                            ----------     ----------
Income tax and social contribution                                                             303,859        109,254
                                                                                            ==========     ==========

6.9-   Investments

                                                                                                           Adjusted
                                                                             Partici-      Adjusted      net income
                                                                             pation      stockholders'   (loss) for
                                                                                 %         equity        the period
                                                                           ---------- ---------------- -------------
Subsidiaries

     Florestas Rio Doce S.A.  (c)                                              99.85           95,762         4,790
     Itabira Internacional Servicos e Comercio Lda. (a, c, h)                  99.99          990,861       231,780
     Navegacao Vale do Rio Doce  S.A. - DOCENAVE (c)                          100.00          402,161        51,541
     Rio Doce Europa - S.'a.r.l  (a, c, i)                                     99.80        2,763,932       541,745
     S.A. Mineracao da Trindade - SAMITRI (c, d)                              100.00                -             -
     SIBRA Eletrosiderurgica Brasileira S.A. (c, d, e, m)                      99.23          265,581        55,489
     Vale do Rio Doce Aluminio S.A. - ALUVALE  (c, f, j, m)                    94.74          751,522       (75,010)
     Ferteco Mineracao S.A. (c, d, m)                                         100.00          544,020        18,999
     Others (c)



Jointly controlled companies

     Companhia Coreano-Brasileira de Pelotizacao - KOBRASCO (b, c, m)          50.00          (32,692)      (46,253)
     Companhia Hispano-Brasileira de Pelotizacao - HISPANOBRAS (b, c, m)       50.89           85,790         7,200
     Companhia Italo-Brasileira de Pelotizacao - ITABRASCO (b, c, m)           50.90           65,720         7,951
     Companhia Nipo-Brasileira de Pelotizacao - NIBRASCO (b, c, m)             51.00           84,259         1,317
     Companhia Siderurgica de Tubarao - CST (b, c, d, e)                       22.85        2,715,352      (141,586)
     Companhia Siderurgica Nacional - CSN (c, k)                                   -                -             -
     Minas da Serra Geral S.A. - MSG (b, c)                                    51.00           57,939         6,928
     Samarco Mineracao S.A.  (b, c, m)                                         50.00          417,935        38,732
     Others (b, c)



Affiliated companies

     Ferroban - Ferrovias Bandeirantes S.A. (c)                                 3.75                -             -
     Fertilizantes Fosfatados S.A. - FOSFERTIL (c, e)                          11.12          518,617        47,927
     Usinas Siderurgicas de Minas Gerais S.A. - USIMINAS (c, d, e)             11.46        3,345,992      (222,974)




Investments at cost





Provision for losses

     CELMAR S.A. - Industria de Celulose e Papel (c)
     Companhia Coreano-Brasileira de Pelotizacao - KOBRASCO (b, c)
     Companhia Ferroviaria do Nordeste (b, c)
     DOCEPAR S.A. (c)
     Ferrovia Centro-Atlantica S.A. (c, g)
     MRS Logistica S.A. (c)
     Para Pigmentos S.A. (c)
     Others



Amortization of goodwill

Others

Total




                                                                                                                        Result of
                                                                                          Investments  investment participations
                                                                         ---------------------------- ---------------------------
                                                                           06/30/02       03/31/02      06/30/02     06/30/01
                                                                         ------------- -------------- ------------- ------------
Subsidiaries

     Florestas Rio Doce S.A.  (c)                                              95,619         93,700         4,783        4,170
     Itabira Internacional Servicos e Comercio Lda. (a, c, h)                 990,762        760,436       231,757      141,355
     Navegacao Vale do Rio Doce  S.A. - DOCENAVE (c)                          402,161        368,115        51,541       64,358
     Rio Doce Europa - S.'a.r.l  (a, c, i)                                  2,758,404      2,309,339       580,502      154,831
     S.A. Mineracao da Trindade - SAMITRI (c, d)                              751,495        771,805             -       31,782
     SIBRA Eletrosiderurgica Brasileira S.A. (c, d, e, m)                     527,949        524,669        56,662       13,844
     Vale do Rio Doce Aluminio S.A. - ALUVALE  (c, f, j, m)                   711,992        844,565       (71,065)      36,581
     Ferteco Mineracao S.A. (c, d, m)                                       1,202,484      1,242,372        47,709        2,343
     Others (c)                                                               332,924        314,072        35,947        4,336
                                                                         ------------- -------------- ------------- ------------
                                                                            7,773,790      7,229,073       937,836      453,600
                                                                         ------------- -------------- ------------- ------------
Jointly controlled companies

     Companhia Coreano-Brasileira de Pelotizacao - KOBRASCO (b, c, m)               -          8,304        (6,780)      (9,317)
     Companhia Hispano-Brasileira de Pelotizacao - HISPANOBRAS (b, c, m)       43,658         43,499         3,664        5,680
     Companhia Italo-Brasileira de Pelotizacao - ITABRASCO (b, c, m)           33,451         30,657         4,047       10,149
     Companhia Nipo-Brasileira de Pelotizacao - NIBRASCO (b, c, m)             42,973         40,128           671        8,284
     Companhia Siderurgica de Tubarao - CST (b, c, d, e)                      471,761        501,091       (32,352)     (12,690)
     Companhia Siderurgica Nacional - CSN (c, k)                                    -              -             -      107,522
     Minas da Serra Geral S.A. - MSG (b, c)                                    29,549         27,354         3,533        3,517
     Samarco Mineracao S.A.  (b, c, m)                                        208,968        255,019        19,464            -
     Others (b, c)                                                            100,393         97,438         3,736          874
                                                                         ------------- -------------- ------------- ------------
                                                                              930,753      1,003,490        (4,017)     114,019
                                                                         ------------- -------------- ------------- ------------
Affiliated companies

     Ferroban - Ferrovias Bandeirantes S.A. (c)                                     -              -        (3,894)      (9,248)
     Fertilizantes Fosfatados S.A. - FOSFERTIL (c, e)                          57,670         56,100         5,329        2,443
     Usinas Siderurgicas de Minas Gerais S.A. - USIMINAS (c, d, e)            383,451        416,176       (25,553)       2,548
                                                                         ------------- -------------- ------------- ------------
                                                                              441,121        472,276       (24,118)      (4,257)
                                                                         ------------- -------------- ------------- ------------

Investments at cost                                                             3,889          3,889             -            -
                                                                         ------------- -------------- ------------- ------------
                                                                            9,149,553      8,708,728       909,701      563,362
                                                                         ------------- -------------- ------------- ------------


Provision for losses

     CELMAR S.A. - Industria de Celulose e Papel (c)                          (59,246)       (59,246)            -            -
     Companhia Coreano-Brasileira de Pelotizacao - KOBRASCO (b, c)            (16,346)             -       (16,346)           -
     Companhia Ferroviaria do Nordeste (b, c)                                 (29,118)       (35,156)       (4,393)           -
     DOCEPAR S.A. (c)                                                        (100,451)       (95,675)      (63,697)      25,454
     Ferrovia Centro-Atlantica S.A. (c, g)                                          -              -       (25,733)           -
     MRS Logistica S.A. (c)                                                         -              -       (32,515)           -
     Para Pigmentos S.A. (c)                                                  (35,104)             -       (35,104)           -
     Others                                                                    (4,686)          (405)       (4,340)           -
                                                                         ------------- -------------- ------------- ------------
                                                                             (244,951)      (190,482)     (182,128)      25,454
                                                                         ------------- -------------- ------------- ------------
Amortization of goodwill                                                            -              -      (169,714)     (52,981)
                                                                         ------------- -------------- ------------- ------------
Others                                                                              -              -           728       10,406
                                                                         ------------- -------------- ------------- ------------
Total                                                                       8,904,602      8,518,246       558,587      546,241
                                                                         ============= ============== ============= ============







(a) Equity in companies located abroad is converted into local currency at rates in effect on the quarterly information date. The calculation of the equity method adjustment comprises the difference due to exchange rate variations, as well as participation in results;

(b)   Notwithstanding  the  stockholdings,   the  classification  as  a  jointly
      controlled company results from the degree of control exercised by the Company, which is shared with other partners;

(c) Companies whose quarterly information were not reviewed by independent accountants;

(d)   Goodwill and negative goodwill on investments are as follows:

                                                                                                06/30/02        03/31/02
                                                                                           --------------  --------------
Goodwill
     SIBRA Eletrosiderurgica Brasileira S.A. (included R$ 27,192 of goodwill on CPFL)            291,605         311,726
     Caemi Mineracao e Metalurgia S.A. (indirectly through ITACO)                                490,617         504,192
     Ferteco Mineracao S.A.                                                                      658,464       1,027,314
     S.A. Mineracao da Trindade - SAMITRI  (merged on October 1, 2001)                           751,495         771,805
     Mineracao SOCOIMEX S.A. (merged on August 31, 2000)                                          52,038          56,147
     Others                                                                                      141,083          93,547
                                                                                           --------------  --------------
                                                                                               2,385,302       2,764,731
                                                                                           ==============  ==============

Negative goodwill

     Companhia Siderurgica de Tubarao - CST                                                     (148,697)       (148,697)
                                                                                           --------------  --------------
                                                                                                (148,697)       (148,697)
                                                                                           ==============  ==============




      Goodwill was amortized as follows:

                                                                             06/30/02   06/30/01
                                                                           -----------  ---------
Ferrovia Centro-Atlantica S.A. (c, g)                                         (49,285)         -
Ferteco Mineracao S.A. (c, d, l, n)                                           (34,656)         -
Para Pigmentos S.A. (c)                                                             -     (8,486)
SIBRA Eletrosiderurgica Brasileira S.A. (includes R$ 1,601 on CPFL) (c, e)    (40,260)   (38,659)
MRS Logistica S.A. (c)                                                        (14,286)         -
Caemi Mineracao e Metalurgia S.A. (indirectly through ITACO) (c)              (26,505)         -
Others (a, c, i)                                                               (4,722)    (5,836)
                                                                           -----------  ---------
                                                                             (169,714)   (52,981)
                                                                           ===========  =========




(e)   Investments in companies that were listed on stock exchanges on 06/30/02:


                                                                   Book Value      Market Value
                                                             ----------------- -----------------
Companhia Siderurgica de Tubarao - CST                                471,761           325,677
Fertilizantes Fosfatados S.A. - FOSFERTIL                              57,670           106,635
Usinas Siderurgicas de Minas Gerais S.A. - USIMINAS                   383,451           161,317



       The market value of these investments does not necessarily reflect the value that could be realized from selling a representative group of shares. The other investments refer to companies that have no shares listed on stock exchanges;

(f)      Indirect holdings through ALUVALE:


                                                                                                                 Result of
                                                    Partici-     Adjusted                 Investments      investment participations
                                                    pation    stockholders' ------------------------    ----------------------------
                                                       %        equity         06/30/02      03/31/02       06/30/02      06/30/01
                                                   -------  --------------  ------------  ------------  ------------- -------------

ALBRAS - Aluminio Brasileiro S.A. (c, n)            51.00         113,162        57,713       152,592        (56,148)        3,943
ALUNORTE - Alumina do Norte do Brasil S.A. (c, n)   57.58         451,686       309,977       258,046        (59,398)      (28,101)
Mineracao Rio do Norte S.A. (c, n)                  40.00         562,633       225,054       237,959         12,893        36,813
Valesul Aluminio S.A. (c, n)                        54.51         246,030       134,111       126,008         11,518        13,042
Own operations                                                                  (14,863)       69,960         20,070        10,884
                                                                            ------------  ------------  ------------- -------------
                                                                                711,992       844,565        (71,065)       36,581
                                                                            ============  ============  ============= =============



      On 06/27/02, ALUVALE acquired the entire interest detained by its affiliated company Mineracao Rio do Norte S.A. in ALUNORTE - Alumina do Norte do Brasil S.A., equivalent to 12.62% of the total capital, for R$ 118,877.

(g) The investment of CVRD in Ferrovia Centro-Atlantica S.A. is held through its subsidiary Mineracao Tacuma S.A.;

(h)   Indirect holdings through Itabira Internacional Servicos e Comercio Lda.:


                                                                                                                Result of
                                                                             Investments        investment participations
                                                            -----------------------------  ------------------------------
                                                                06/30/02        03/31/02        06/30/02        06/30/01
                                                            -------------  --------------  --------------  --------------
California Steel Industries, Inc. - CSI (a, c)                         -               -               -          57,911
CVRD Overseas Ltd. (a, c)                                              -               -               -          25,019
Gulf Industrial Investment Co. - GIIC (a, c)                           -               -               -           2,602
Rio Doce Manganese Europe - RDME (a, c)                                -               -               -           7,564
Vale do Rio Doce Aluminio S.A. - ALUVALE  (c)                          -               -               -           2,029
Itabira Rio Doce Company Limited - ITACO (a, c)                        -               -               -          40,428
Other participations (a, c)                                            -               -               -           5,802
Itabira Internacional Servicos e Comercio Lda. (a, c)            990,762         760,436         231,757               -

                                                            -------------  --------------  --------------  --------------
                                                                 990,762         760,436         231,757         141,355
                                                            =============  ==============  ==============  ==============




      In July 2001, Itabira Rio Doce Company Limited - ITACO was sold to Rio Doce International Finance Ltd., a wholly owned subsidiary of Rio Doce Europa - S.'a.r.l;

(i)   Indirect holdings through Rio Doce Europa - S.'a.r.l:


                                                                                                                Result of
                                                    Partici-   Adjusted                Investments      investment participations
                                                     pation   stockholders' -----------------------    ---------------------------
                                                        %       equity        06/30/02      03/31/02      06/30/02      06/30/01
                                                    -------  -------------  ------------  ------------ ------------- -------------


Caemi Mineracao e Metalurgia S.A. (c, d)              16.85       888,214       640,281        662,492         11,146           -
California Steel Industries, Inc. - CSI (a, c)        50.00       655,582       327,791        252,815        119,379           -
CVRD Overseas Ltd. (a, c)                            100.00       298,666       298,666        196,901         86,074           -
Camelback Corporation (c)                            100.00       115,971       115,971        115,971              -           -
Gulf Industrial Investment Co. - GIIC (a, c)          50.00       192,910        96,455         77,131          7,577           -
Itabira Rio Doce Company Limited - ITACO (a, c, j)    99.99     1,046,334     1,046,229      1,029,815         58,865           -
Rio Doce Manganese Europe - RDME (a, c)              100.00       114,746       114,746         79,332         33,137           -
Siderar Sociedad Anonima Industrial y Comercial (c)    4.85       879,588        42,660         34,849              -           -
Vale do Rio Doce Aluminio S.A. - ALUVALE  (c, j, n)    5.26       751,522        39,530         46,891         (3,945)          -
Other participations (a, c)                                                      34,622         31,466         14,389           -
Own operations (a, c)                                                             1,453       (218,324)       253,880     154,831
                                                                            ------------ -------------- -------------- -----------
                                                                              2,758,404      2,309,339        580,502     154,831
Provision for losses - MRS
(indirectly through CAEMI)                                                           -              -          (8,463)          -
Amortization of goodwill - MRS
(indirectly through CAEMI)                                                           -              -          (4,873)          -
Amortization of goodwill -
Caemi Mineracao e Metalurgia S.A.                                                    -              -         (26,505)          -

                                                                           ------------- -------------- -------------- -----------
                                                                              2,758,404      2,309,339        540,661     154,831
                                                                            ============ ============== ============== ===========



(j) The consolidated shareholding in Vale do Rio Doce Aluminio S.A. - ALUVALE is 100%, the subsidiary Itabira Rio Doce Company Limited - ITACO owns 5.26% of the capital;

(k) In March 2001, CVRD withdrew from CSN by unwinding the cross-participation relationship between the companies;

(l) On 06/19/02, CVRD acquired from Anglo American Brasil Ltda. (Anglo), a subsidiary of Anglo American plc, 44,172,369 common shares, corresponding to 50% of the total capital of Salobo Metais S.A., for R$ 136,159. This transaction was carried out through the intermediation of Caulim do Brasil Investimentos S/A, a wholly owned CVRD subsidiary. With this acquisition, CVRD became sole owner of Salobo;

(m) Attachment I presents additional information about the companies in the areas of aluminum, pellets, manganese and ferro-alloys.

6.10-  Property, Plant and Equipment

(a)      By business area:

                                                                        06/30/02                                           03/31/02
                               -------------------------------------------------  -------------------------------------------------
                                                    Accumulated                                         Accumulated
                                         Cost      depreciation            Net             Cost        depreciation            Net
                               --------------- -----------------  --------------  ---------------  ----------------  --------------
  Ferrous - Northern System

     Mining                         1,576,633          (747,076)        829,557        1,592,258          (755,405)        836,853
     Railroads                      2,684,114        (1,025,490)      1,658,624        2,679,655        (1,007,093)      1,672,562
     Ports                            515,353          (242,306)        273,047          514,629          (242,609)        272,020
     Construction in progress         504,480                 -         504,480          386,827                 -         386,827
                               --------------- -----------------  --------------  ---------------  ----------------  --------------
                                    5,280,580        (2,014,872)      3,265,708        5,173,369        (2,005,107)      3,168,262
                               --------------- -----------------  --------------  ---------------  ----------------  --------------
  Ferrous - Southern System

     Mining                         2,565,310        (1,518,964)      1,046,346        2,543,794        (1,497,489)      1,046,305
     Railroads                      3,091,414        (1,862,571)      1,228,843        3,039,752        (1,857,867)      1,181,885
     Ports                            561,448          (429,961)        131,487          560,319          (430,303)        130,016
     Construction in progress         399,008                 -         399,008          407,447                 -         407,447
                               --------------- -----------------  --------------  ---------------  ----------------  --------------
                                    6,617,180        (3,811,496)      2,805,684        6,551,312        (3,785,659)      2,765,653
                               --------------- -----------------  --------------  ---------------  ----------------  --------------
  Pelletizing                         606,144          (438,587)        167,557          606,595          (439,011)        167,584
  Construction in progress            527,386                 -         527,386          447,747                 -         447,747
                               --------------- -----------------  --------------  ---------------  ----------------  --------------
                                    1,133,530          (438,587)        694,943        1,054,342          (439,011)        615,331
                               --------------- -----------------  --------------  ---------------  ----------------  --------------
  Non-ferrous

     Potash                           113,853           (40,586)         73,267          111,653           (37,936)         73,717
     Gold                             601,136          (439,139)        161,997          605,464          (428,469)        176,995
     Research and projects             41,828           (21,354)         20,474           41,349           (21,479)         19,870
     Construction in progress          58,729                 -          58,729           55,177                 -          55,177
                               --------------- -----------------  --------------  ---------------  ----------------  --------------
                                      815,546          (501,079)        314,467          813,643          (487,884)        325,759
                               --------------- -----------------  --------------  ---------------  ----------------  --------------
  Logistics                           903,256          (528,085)        375,171          902,354          (522,882)        379,472
  Construction in progress            115,788                 -         115,788           73,430                 -          73,430
                               --------------- -----------------  --------------  ---------------  ----------------  --------------
                                    1,019,044          (528,085)        490,959          975,784          (522,882)        452,902
                               --------------- -----------------  --------------  ---------------  ----------------  --------------
  Energy                              204,187           (16,768)        187,419          190,128           (15,145)        174,983
  Construction in progress            305,900                 -         305,900          203,357                 -         203,357
                               --------------- -----------------  --------------  ---------------  ----------------  --------------
                                      510,087           (16,768)        493,319          393,485           (15,145)        378,340
                               --------------- -----------------  --------------  ---------------  ----------------  --------------
  Corporate                            90,264           (39,945)         50,319           89,712           (43,642)         46,070
  Construction in progress             11,349                 -          11,349           12,569                 -          12,569
                               --------------- -----------------  --------------  ---------------  ----------------  --------------
                                      101,613           (39,945)         61,668          102,281           (43,642)         58,639
                               --------------- -----------------  --------------  ---------------  ----------------  --------------
  Total                            15,477,580        (7,350,832)      8,126,748       15,064,216        (7,299,330)      7,764,886
                               =============== =================  ==============  ===============  ================  ==============


(b)  By classification of asset:


                                                                        06/30/02                                           03/31/02
                               -------------------------------------------------  -------------------------------------------------
                                                    Accumulated                                         Accumulated
                                         Cost      depreciation            Net             Cost        depreciation            Net
                                --------------- -----------------  --------------  ---------------  ----------------  --------------
  Land and buildings                 1,475,967          (650,244)        825,723        1,490,747          (642,999)        847,748
  Installations                      4,192,712        (2,650,739)      1,541,973        4,150,147        (2,619,567)      1,530,580
  Equipment                            905,388          (543,787)        361,601          910,348          (550,620)        359,728
  Railroads                          5,226,065        (2,768,729)      2,457,336        5,158,847        (2,731,840)      2,427,007
  Mineral rights                       433,826          (169,853)        263,973          433,826          (165,444)        268,382
  Others                              1,320,981         (567,480)        753,501         1,333,747         (588,860)        744,887
                                --------------- -----------------  --------------  ---------------  ----------------  --------------
                                    13,554,939        (7,350,832)      6,204,107       13,477,662        (7,299,330)      6,178,332
  Construction in progress           1,922,641                 -       1,922,641        1,586,554                 -       1,586,554
                                --------------- -----------------  --------------  ---------------  ----------------  --------------
  Total                             15,477,580        (7,350,832)      8,126,748       15,064,216        (7,299,330)      7,764,886
                                =============== =================  ==============  ===============  ================  ==============



The average annual depreciation rates are 3% for buildings, from 2% to 10% for installations, from 10% to 20% for equipment, and from 1% to 4% for railroads. Mineral reserve depletion is calculated annually as a function of the volume of ore extracted in relation to the proven and probable reserves.

Depreciation, amortization and depletion of property, plant and equipment have been allocated to cost of production and services and to administrative expenses as follows:

                                                        06/30/02       06/30/01
                                                    ------------- --------------
Cost of production and services                          275,144        236,522
Administrative expenses                                   10,830          8,892
                                                    ------------- --------------
                                                         285,974        245,414
                                                    ============= ==============



6.11-  Loans and Financing

Short-term

                                                        06/30/02       06/30/01
                                                     ------------   ------------
Trade finance                                          1,668,905      1,774,835
                                                     ============   ============



The average annual interest rates on short-term loans and financing on 06/30/02 and 06/30/01 were, respectively, 3.46% and 5.52%.

Long-term


                                                            Current           Long-term
                                                         liabilities        liabilities
                                                 ------------------- -------------------
                                                 06/30/02  03/31/02  06/30/02  03/31/02
                                                 --------- --------- --------- ---------
Foreign operations
Loans and financing in:

       U.S. dollars                               500,622   265,303  2,162,742 1,801,544
       Yen                                         25,747    18,964     83,950    61,833
       Other currencies                               746       535      1,286     1,070
Notes in U.S. dollars                                   -         -  1,422,200 1,161,800
Accrued charges                                    49,124    28,807         -         -
                                                 --------- --------- --------- ---------
                                                  576,239   313,609  3,670,178 3,026,247
                                                 --------- --------- --------- ---------

Local operations

Indexed by TJLP, TR and IGP-M                      10,758     9,707     58,282   61,514
Basket of currencies                               33,450    26,716     61,326   55,658
Loans in U.S. dollars                               2,167     1,770    255,010  210,156
Non-convertible debentures                              -         -          -    6,009
Accrued charges                                     4,869     4,870      7,893        -
                                                 --------- --------- --------- ---------
                                                   51,244    43,063    382,511  333,337
                                                 --------- --------- --------- ---------
                                                  627,483   356,672  4,052,689 3,359,584
                                                 ========= ========= ========= =========



(a) Foreign currency loans and financing were converted into reais at exchange rates effective on the quarterly information date, with US$ 1.00 equal to R$ 2.8444 on 06/30/02 (R$ 2.3236 on 03/31/01) and (Y) 1.00 equal to R$ 0.023787 on 06/30/02 (R$ 0.017520 on 03/31/01);

(b) Of the total loans and financing, R$ 801,210 are guaranteed by the federal government (with full counter-guarantees) and R$ 94,390 have third-party guarantees.

(c) Amortization of principal and finance charges incurred on long-term loans and financing obtained abroad and domestically mature as follows as of 06/30/02:

2003                                                                1,132,999
2004                                                                1,738,071
2005                                                                  445,774
2006                                                                  261,323
2007 onward                                                           474,522
                                                           -------------------
                                                                   4,052,689
                                                           ===================

(d) Long-term external and domestic loans and financing were subject to annual interest rates on 06/30/02 as follows:

Up to 3%                                                           1,086,752
3.1 to 5%                                                          1,626,852
5.1 to 7%                                                            279,990
7.1 to 9%                                                            107,175
9.1 to 11%                                                         1,446,107
Over 11%                                                             133,296
                                                           ------------------
                                                                   4,680,172

                                                           ==================



(e) The estimated market values of long-term loans and financing calculated to present value based on available interest rates as of 06/30/02 are close to their market values;

(f)   The loans and financing, by currencies/index in:


                               R$ 6,349,077
                          -----------------------

                          Dollar ......... 95%

                          Yen ............  2%

                          Basket of
                            currencies ...  2%

                          Others .........  1%

6.12 - Securitization Program

On September 29, 2000, CVRD finalized the financial conditions for a US$ 300 securitization program based on existing and future receivables generated by its subsidiary CVRD Overseas Ltd. This transaction, relating to exports of iron ore and pellets to six of CVRD's major customers in Europe, the United States and Asia, was structured by Bank of America Securities LLC, and is divided into three tranches as follows:


                      Amount                       Grace Period     Yield to Investor
Tranches         (US$ million)      Maturity            (years)                 (p.y.)
---------------- ------------  --------------     -------------     ------------------
1                          25     10/15/2007                 2                  8.682%
2 (insured)               125     10/15/2007                 2             Libor+0.65%
3                         150     10/15/2010                 3                  8.926%



The balance of this operation on 06/30/02 totals R$ 864,637 (R$ 11,317 in current liabilities and R$ 853,320 in long-term liabilities) and is included in related party liabilities to the subsidiary CVRD Overseas Ltd. (Note 6.6).

6.13 - Contingent Liabilities

At the quarterly information and financial statement dates the contingent liabilities of the Company were:

(a) Provisions for contingencies and respective judicial deposits, considered by management and its legal counsel as sufficient to cover possible losses from any type of lawsuit, were as follows:

                                             Judicial deposits         Provisions for contingencies
                            ----------------------------------   -----------------------------------
                                   06/30/02          03/31/02            06/30/02          03/31/02
                            ----------------  ----------------   ----------------- -----------------
Tax contingencies                   322,700           303,138             382,726           323,978
Labor claims                        123,637           110,170             363,518           310,216
Civil claims                          4,471             3,820             264,813           249,750
Marketable securities               101,385           117,980                   -                 -
Others                                6,117             4,118              17,548            19,872
                            ----------------  ----------------   ----------------- -----------------
Total                               558,310           539,226           1,028,605           903,816
                            ================  ================   ================= =================

       The Company and its subsidiaries are parties to labor, civil, tax and other suits have been contesting these matters both administratively and in the courts. When necessary, these are backed by judicial deposits. Provisions for eventual losses are estimated and restated monetarily by management upon the advice of the legal department and outside counsel.

       Tax  contingencies   relate  principally  to  a  legal  process  claiming
       unconstitutionality of the change in the calculation basis of PIS and COFINS social contribution introduced by Law 9,718/98.

       Labor-related actions principally comprise employee claims in connection with disputes about the amount of indemnities paid upon dismissal.

       Civil actions principally relate to claims made against the Company by contractors in connection with losses alleged to have been incurred as a result of various past government economic plans during which full indexation of contracts for inflation was not permitted.

       Marketable securities are related to guarantees of civil claims.

(b) Guarantees given to jointly controlled companies (normally in proportion to the Company's percentage of participation) are as follows:

                                                                   06/30/02          03/31/02
                                                            ----------------  ----------------
ALBRAS - Aluminio Brasileiro S.A.                                 1,015,684           828,431
ALUNORTE - Alumina do Norte do Brasil S.A.                          179,508           167,690
Companhia Coreano-Brasileira de Pelotizacao - KOBRASCO               75,871            92,981
Ferrovia Centro-Atlantica S.A.                                      322,097           287,114
Salobo Metais S.A.                                                  177,360           167,069
Sepetiba Tecon S.A.                                                  68,931            58,864
Others                                                                3,270             2,647
                                                            ----------------  ----------------
                                                                  1,842,721         1,604,796
                                                            ================  ================

The breakdown of guarantees by currency is:

                                                                   06/30/02          03/31/02
                                                            ----------------  ----------------
U.S. Dollar                                                       1,296,063         1,103,070
Real                                                                546,658           501,726
                                                            ----------------  ----------------
                                                                  1,842,721         1,604,796
                                                            ================  ================


(c) Upon privatization of the Company in 1997, debentures were issued to the then stockholders, including the federal government. The maturity dates of these debentures were established to guarantee that pre-privatization stockholders, including the federal government, would share any future benefits from subsequent mineral discoveries.

       On 06/28/02 CVRD protocoled a debentures registration request at Comissao de Valores Mobiliarios - CVM. The obtainment of the above mentioned registration with the CVM has the purpose to enable the Debentures to be traded in the secondary market together with SND - Sistema Nacional de Debentures (National Debentures System), under the management of ANDIMA - Associacao

       Nacional  das   Instituicoes  do  Mercado  Aberto  (National
       Association of Open Market Institutions) and operationally by CETIP - Central de Custodia e de Liquidacao Financeira de Titulos (Clearing House for the Custody and Financial Settlement of Securities).

       According to the regulations of the Brazilian Central Bank, the pre-privatization stockholders who held their shares through American Depositary Receipts (ADRs) were not authorized to receive debentures or any other financial benefits related to same. The Company will present a new request to the Central Bank, but there is no guarantee that it will be granted.

       The debenture holders are entitled to receive semi-annual payments equivalent to a percentage of the net revenues from determined mineral resources held by the Company in May 1997, as per the table below:

Area                                                              Mineral                           Required payments by CVRD
----------------------------------     ----------------------------------     ------------------------------------------------
Southern System (Including Urucum)                              Iron ore               1.8% of net revenue, after total sales
                                                                                volume from May 1997 exceeds 1.7 billion tons

Northern System                                                 Iron ore               1.8% of net revenue, after total sales
                                                                                volume from May 1997 exceeds 1.2 billion tons

Pojuca, Andorinhas,                                      Gold and copper               2.5% of net revenue, after total sales
Liberdade and Sossego                                    and by-products        volume from May 1997 exceeds 1.2 billion tons

                                                                                   2.5% of net revenue, (i) from the beginning
                                                                                     of commercial sales with regard to copper
                                                                                   and by-products, and (ii) after total sales
                                                                                       volume from May 1997 exceeds 70 tons of
                                                                                      gold with regard to gold, as adjusted in
Igarape Bahia and Alemao                                            Gold          proportion to our interest in these projects

                                                                                       2.5% of net revenue, after total sales
Fazenda Brasileiro                                                  Gold         volume from May 1997 exceeds 26 tons of gold

Other areas, excluding                                   Gold and copper               2.5% of net revenue from the beginning
Carajas/ Serra Leste and Salobo                          and by-products                             of commercial production

Other areas owned as of May 1997                          Other minerals                 1% of net revenue, 4 years after the
                                                                                                beginning of commercial sales
All areas                                         Sale of mineral rights
                                                    owned as of May 1997                                1% of the sales price






       Based on current production levels and estimates for new projects, the forecast is to start payments referring to copper resources in 2004, iron ore in approximately 2012, and other types of minerals in later years. The obligation to make payment to the debenture holders will expire when the pertinent mineral resources are depleted.

(d) The Company has commitments under a take-or-pay contract to acquire approximately 207,060 tons of aluminum per year from ALBRAS at market prices. This estimate is based on 51% of the estimated output of ALBRAS at a market price of US$ 1,375.00 per ton on June 30, 2002, representing an annual commitment of R$ 694,918 based on the final exchange rate of 06/30/02. The same applies to 683,135 tons of alumina per year produced by ALUNORTE, which at a market price of US$ 170.28 per ton on June 30, 2002 represents a yearly commitment of R$ 283,926 on the same exchange rate mentioned. The effective take of ALBRAS was R$ 312,266 and R$ 278,206 in 06/30/02 and 06/30/01, respectively, and directly from ALUNORTE (net of the take assigned to ALBRAS), was R$ 57,525 and R$ 29,655 in 06/30/02 and 06/30/01, respectively.

6.14 - Environmental and Site Reclamation and Restoration Costs

Expenditures relating to ongoing compliance with environmental regulations are charged to production costs or capitalized as incurred. The Company manages its environmental policies according to the specifications of ISO 14,001 and maintains ongoing programs to minimize the environmental impact of its mining operations as well as to reduce the costs that will be incurred upon termination of activities at each mine. On 06/30/02, the provision for environmental liabilities amounted to R$ 59,651 (R$ 62,899 on 03/31/02), which was accounted in "Others" in long-term liabilities.

6.15 - Pension Plan - VALIA

The Fundacao Vale do Rio Doce de Seguridade Social - VALIA is a non-profit entity, legally separate from the CVRD, founded in 1973 to provide supplementary social security benefits to the employees of the Company, its subsidiaries, affiliated companies and others that participate or may in the future participate in plans administered by the Foundation.

The Company and various of its subsidiaries and affiliated companies are sponsors of VALIA, in the following benefit plans:

(a)   Benefit Plan

      Defined Benefit Plan - " BD"

      A pure defined benefit plan, now being phased out, instituted in 1973 upon establishment of VALIA. This plan has been closed to new members and is maintained only for existing retired participants and their beneficiaries and a few residual active participants.

      Mixed-Benefit Plan - " Vale Mais"

      A mixed plan which offers programmable retirement income benefits of the defined contribution type, independent of government Social Security. It also includes a deferred severance benefit (vesting), as well as risk benefits: retirement for disability, death benefits and sick-leave assistance. This new plan has more modern, transparent and flexible rules that make it more attractive for employees and more economical for the sponsors.

      " Vale Mais" was established in May 2000 and nearly 98.7% of the active participants migrated to this new plan.

      The contributions of the sponsors are as follows:

      o Ordinary contribution - Destined to accrue the resources necessary to grant income benefits, sponsor contributions are matched equally by participants, up to 9% of their participation salaries, which may not exceed ten "plan reference units" (this limit was R$1,383.86 in December 2001).

      o Extraordinary contribution - This can be made at any time, at the discretion of the sponsors.

      o Normal contribution - To fund the risk plan and administrative expenses, fixed by the actuary based on actuarial appraisals.

      o Special contribution - Destined to cover any special commitment that may arise.

      During 2001, the Company made contributions to VALIA in the amount of R$ 6,947 (R$ 4,881 on 06/30/01) to fund the benefit plans it sponsors.

(b)   Actuarial liability

      This provision is the result of the Company's responsibility to provide supplementary pensions relating to the early retirement programs of 1987 and 1989, in the amount of R$ 460,951 and an additional amount of R$ 33,075 as required by CVM Deliberation 371. These liabilities were calculated by an independent actuary for the year 2001 and represent the current value of the benefits and pensions. Part is recorded in "Pension Plan" account in current liabilities - R$ 64,533 (R$ 63,896 on 03/31/02) and part in long-term liabilities - R$ 429,493 (R$ 425,580 on 03/31/02).

      The actuarial assumptions and economics' hypothesis adopted in the actuarial calculations for the year 2001, were disclosed in the Financial Statements ended December 31, 2001.

(c)   Subsidiaries and affiliated companies

      Some subsidiary and affiliated companies that do not participate in the social security plan through VALIA also record their actuarial liabilities referring to the plans they sponsor as set forth in CVM Deliberation 371 of December 13, 2000.

6.16 - Capital

The Company's capital is R$ 5 billion, corresponding to 388,559,056 book shares, of which 249,983,143 are common shares, 138,575,913 are preferred class "A" shares, the latter including one special preferred share ("Golden Share"), all with no par value. On April 29, 2002, the Extraordinary Stockholders' General Meeting approved a capital increase, without new shares issues, but through capitalization of reserves in the amount of R$ 1 billion.

Preferred shares have the same rights as common shares, except for the right to elect the members of the Board of Directors. They have priority to a minimum annual dividend of 6% on the portion of capital represented by this class of share.

The special "Golden Share" created during the privatization in 1997 belongs to the Brazilian Government. This share gives it the right to a permanent veto of changes in the Company's name, headquarters location, nature as a mining enterprise, continuous operation of the integrated mining, transportation and loading systems and other matters determined in the Bylaws.

On 06/30/02 the Company's capital is comprised as follows:

                                                                                                            Number of shares
                                                   -------------------------------------------------------------------------
Stockholders                                               Commom       %       Preferred        %           Total        %
---------------------------------------------      --------------- ------- ---------------  ------- ---------------  -------
Valepar S.A.                                          105,443,070      42               -        -     105,443,070       27
Brasilian Government (National Treasury / BNDES/
   INSS / FPS) (b)                                              -       -       5,075,341        4       5,075,341        1
American Depositary Receipts - ADRs                    49,251,140      20      59,899,411       42     109,150,551       28
Litel Participacoes S.A. (a)                           25,272,641      10               -        -      25,272,641        7
BNDESPar                                               11,672,271       5       1,251,980        1      12,924,251        3
Clube de Investimentos dos Empregados da
   Vale - INVESTVALE                                    9,995,369       4               -        -       9,995,369        3
Foreign - institutional investors                       6,262,806       2      40,042,079       29      46,304,885       12
Brazil - institutional investors                       29,690,495      12      15,961,946       12      45,652,441       12
Brazil - retail investors                               7,680,181       3      16,340,405       12      24,020,586        6
Treasury stock                                          4,715,170       2           4,751        -       4,719,921        1
                                                   --------------- ------- ---------------  ------- ---------------  -------
Total                                                 249,983,143     100     138,575,913      100     388,559,056      100
                                                   =============== ======= ===============  ======= ===============  =======




(a) Litel is the corporate vehicle pursuant to which Previ, Petros, Funcef and Fundacao CESP, each of which is a Brazilian pension fund, hold common shares in CVRD and Valepar.

(b) The National Bank for Economic and Social Development (BNDES), in its own name and on behalf of the Brazilian Government, continued the privatization process started in 1997, as per the terms of the Privatization Rules, sold on 03/21/02 78,787,838 common shares of CVRD.

As of 06/30/02, the number of holders of record who are residents of Brazil was 31,812. These stockholders owned 232,714,623 shares, representing 59.9% of the capital stock.

Members of the Board of Directors and Executive Board, as a group, hold 17 common shares and 209 preferred shares.

6.17-  American Depositary Receipts (ADR) Program

On 06/20/00, the Company obtained ADR registration (Level 2) from the United States Securities and Exchange Commission (SEC), beginning a process for its preferred shares to be traded on the New York Stock Exchange (NYSE). On 03/21/02, in connection with the sale of shares of BNDES and Government's shares, the common shares began to be traded on NYSE. Each ADR represents 1
(one) preferred Class "A" or common share, traded under the code "RIOPR" and "Rio", respectively.

6.18-  Treasury Stock

The Board of Directors, under the terms of subparagraph XV from Article 13 of the Bylaws and based on Article 30 of Law 6,404/76 and CVM Instructions 10 of 02/14/80 and 268 of 11/13/97, approved the acquisition by the Company of its own shares to be held in treasury for later sale or cancellation.

On October 24, 2001, an Extraordinary General Meeting authorized the acquisition of up to 19 million nominative book shares, with no par value, with 14 million being common shares and 5 million preferred shares, in order to hold in treasury for later sale or cancellation, without decreasing in capital stock. Up to 06/30/02, 4,715,170 common and 4,751 preferred shares had been acquired at a cost of R$ 131,347, and had been held in treasury.


                                    Shares
-------------------------------------------

Class                             Quantity                                Unit acquisition cost      Average  quoted market price
-------------   ---------------------------       ----------------------------------------------      ---------------------------
                   06/30/02       03/31/02                Average            Low           High          06/30/02       03/31/02
                ------------   ------------       ----------------   ------------   ------------      ------------   ------------
Preferred             4,751          4,751                  51.45          14.02          52.40             78.50          61.51
Common            4,715,170      4,715,170                  27.80          20.07          52.09             73.08          63.05
                ------------   ------------
                  4,719,921      4,719,921
                ============   ============



6.19-  Financial Result

The amounts  included in the income  statement are as follows:


                                                                 06/30/02          06/30/01
                                                         ----------------- -----------------
Financial expenses

Foreign debt                                                      (90,997)         (114,400)
Local debt                                                        (39,205)          (40,900)
Related parties, net                                              (28,773)          (11,433)
Others (*)                                                       (161,925)          (94,321)
                                                         ----------------- -----------------
                                                                 (320,900)         (261,054)
                                                         ----------------- -----------------
Monetary and exchange rate variation on liabilities            (1,091,961)         (670,196)
                                                         ----------------- -----------------

Financial income
Marketable securities                                              62,779            46,901
Others                                                             21,333            13,564
                                                         ----------------- -----------------
                                                                   84,112            60,465
                                                         ----------------- -----------------
Monetary and exchange rate variation on assets                    117,903           154,936
                                                         ----------------- -----------------

Financial income (expenses), net                               (1,210,846)         (715,849)
                                                         ================= =================

(*) Includes net losses on derivative financial instruments (Note 6.20).

6.20 - Financial Instruments - Derivatives

The main market risks the Company faces are related to interest rates, exchange rates and commodities prices. CVRD has a policy of managing risks through the use of derivatives instruments.

The Company's risk management follows policies and guidelines reviewed and approved by the Board of Directors and Executive Board. These policies and guidelines generally prohibit speculative trading and short selling and require diversification of transactions and counterparties. The policy of the Company is to settle all contracts financially without physical delivery of the products. The overall position of the portfolio is assessed and monitored daily to measure the financial results and the impact on cash flow. The credit limits and creditworthiness of counterparties are also reviewed periodically. The results of hedging are reported to the Executive Board and monthly recognized in CVRD result.

Interest Rate Risk

Interest rate risk derives from floating-rate debt, mainly from trade finance operations. The portion of floating-rate debt denominated in foreign currency is mainly subject to fluctuations in the LIBOR (London Interbank Offered Rate). The portion of floating-rate debt expressed in reais refers basically to the Brazilian long-term interest rate (TJLP), established by the Brazilian Central Bank. Since May 1998, CVRD has been using derivatives to limit its exposure to fluctuations in the LIBOR, through LIBOR's swap instruments based on fixed rates.

The interest rate derivatives portfolio consists mainly of options trades aiming to cap exposure to interest rate fluctuations, establishing upper and lower limits. Some operations are subject to knock-out provisions which, if triggered, eliminate the protection provided by the cap.

The table below provides information regarding the interest rate derivatives portfolio for 06/30/02 and 06/30/01.

                                                                 06/30/02                                           06/30/01
            ------------------------------------------------------------------ ---------------------------------------------
             Notional value               Unrealized gain (loss)                 Notional value             Unrealized gain (loss)
Type       (in US$ thousand)   Rate range   (in R$ thousand)    Final maturity (in US$ thousand) Rate range   (in R$ thousand)
----------  ----------------  ------------ ------------------- --------------- ----------------  ----------  -----------------
Cap                    1,150  5.7 - 11.0%              3,811           May/07             1,400   5.7 - 11.0%       (12,714)
Floor                  1,150   5.7 - 6.3%            (51,521)          May/07               975    5.7 - 6.3%       (42,350)
Swap                     350   5.8 - 6.7%            (31,569)          May/07               125          6.7%       (30,565)

                                           ------------------                                                 ---------------
Total                                                (79,279)                                                       (85,629)
                                           ==================                                                 ===============



Exchange Rate Risk

Exchange rate risk comes from foreign currency debts. On the other hand, a substantial part of the Company's revenues are denominated or indexed in U.S. dollars, while the majority of costs are in reais. This provides a natural hedge against possible devaluations of Brazilian currency against the dollar. Events of this nature have an immediate negative impact on foreign currency debt, offset by the positive effect on future cash flows.

The Company adopts a strategy of monitoring market fluctuations and, if necessary, carrying out derivatives operations to cover risks related to these variations.

The portion of debt denominated in euros and Japanese yen is protected by derivatives to cover risks of exchange rate movements of these currencies.

The table below shows the exchange rate derivatives portfolio for 06/30/02 and 06/30/01. These operations are range forwards which were structured to ensure the purchase price of the following currencies:

                                                                 06/30/02                                           06/30/01
            ------------------------------------------------------------------ ---------------------------------------------
             Notional value               Unrealized gain (loss)                 Notional value             Unrealized gain (loss)
Type       (in US$ thousand)   Rate range   (in R$ thousand)    Final maturity (in US$ million) Rate range   (in R$ thousand)
----------  ----------------  ------------ ------------------- --------------- ----------------  ----------  -----------------
Yen purchased        3      (Y) 79 - 91 per US$     (1,399)           May/05         31      (Y) 90 - 110 per US$      (12,285)
Euros purchased      6    E 1.18 - 1.23 per US$     (3,875)           May/05         13      E 1.10 - 1.24 per US$     (14,138)

                                                 ----------                                                         -----------
Total                                               (5,274)                                                            (26,423)
                                                 ==========                                                         ===========




Commodities Price Risk

The prices of iron ore, the Company's main product, are set in annual negotiations between producers and consumers and are notably stable over time. The Company does not enter into derivatives operations to hedge iron ore exposure.

The Company uses hedge instruments to manage its exposure to changes in the price of gold. These derivatives operations allow establishment of a minimum profit level for future gold output. The Company actively manages its open positions, with the results reported monthly to senior management to allow adjustment of targets and strategies in response to market conditions.

The following table shows the gold derivatives portfolio of the Company on 06/30/02 and 06/30/01.

                                                       06/30/02           06/30/01
                   ------------------------------------------------------------------
                                     Unrealized                             Unrealized
                               Price gain (loss)                      Price gain (loss)
                  Quantity    Range   (in R$     Final   Quantity    Range   (in R$
Type                  (oz)   US$/oz   thousand)  maturity    (oz)   US$/oz   thousand)
----------------   -------- -------- ----------- -------- -------- ------- -----------

Puts purchased     496,000  270 - 355   21,470   Dec/06  462,000  270 - 355   79,141
Calls sold         736,000  316 - 407  (31,234)  Dec/06  878,000  308 - 379  (21,101)
Hybrids instrument  20,000       -          96   Nov/06   15,000               1,966
                                    -----------                           -----------
Total                                   (9,668)                               60,006
                                    ===========                           ===========


6.21 - Exchange Rate Exposure

The exchange rate exposure is predominantly in U.S. dollars.

                                                                                                      In millions of reais
                                                             --------------------------------------------------------------
                                                                                                          Subsidiaries and
                                                                              Parent Company       Affiliated Companies (*)
                                                             --------------------------------------------------------------
Assets                                                             06/30/02       03/31/02        06/30/02        03/31/02
                                                             --------------- --------------  --------------  --------------
Current

   Cash and banks and marketable securities                             101            196             233             126
   Others                                                             2,373          2,062             887             600
                                                             --------------- --------------  --------------  --------------
                                                                      2,474          2,258           1,120             726

Long-term receivables                                                 1,130            922              45              32
Investments                                                           3,388          2,593             114              37
                                                             --------------- --------------  --------------  --------------
Total                                                                 6,992          5,773           1,279             795
                                                             =============== ==============  ==============  ==============
Liabilities

Current

   Short-term loans and financing                                     2,285          2,120           1,546           1,012
   Others                                                               437            233             406             205
                                                             --------------- --------------  --------------  --------------
                                                                      2,722          2,353           1,952           1,217

Long-term liabilities

   Loans and financing                                                3,988          3,292           1,996           1,382
   Others                                                             2,393          1,791             643             454

                                                             --------------- --------------  --------------  --------------
                                                                      6,381          5,083           2,639           1,836
                                                             --------------- --------------  --------------  --------------

Total                                                                 9,103          7,436           4,591           3,053
                                                             =============== ==============  ==============  ==============
Liabilities - R$                                                     (2,111)        (1,663)         (3,312)         (2,258)
                                                             =============== ==============  ==============  ==============
Liabilities - US$                                                      (742)          (716)         (1,165)           (972)
                                                             =============== ==============  ==============  ==============

( * )  Proportional to the percentage of participation

6.22-  Other Operating Expenses, Net

                                                           06/30/02   06/30/01
                                                        -----------------------
Provisions for contingencies                               28,165       89,942
Provision for loss on ICMS recoverable                     20,993            -
Provision for losses on loans to Celmar                    20,161            -
Provision for profit sharing                               10,000       27,000
Provision for early retirement program                     10,268       13,857
Others                                                     24,595       28,514
                                                        ----------  -----------
                                                          114,182      159,313
                                                        ==========  ===========


6.23-  Subsequent Events

Sale of Pulp Assets

On 06/10/02, CVRD and its subsidiary Florestas Rio Doce S.A (FRDSA) signed a letter of intent with Aracruz Celulose S.A. (Aracruz) and Bahia Sul Celulose S.A. (Bahia Sul), agreeing on general lines and the basic conditions for the purchase and sale of assets (planted eucalyptus forest lands) owned by FRDSA in the Sao Mateus region of the state of Espirito Santo.

The completion of this operation is conditional on a forest, legal and financial audit, which is being conducted by Aracruz and Bahia Sul, along with negotiation and formalization of all the contracts and other documents necessary for the transaction.

CVRD and Antofagasta Establish a Joint Venture

On 07/19/02, CVRD and Antofagasta Plc (Antofagasta), one of the largest copper producers in Chile, constituted Cordillera de las Minas S.A. (Cordillera), whose purpose is to develop mineral research and exploration activities in the south of Peru, near Cuzco. The area of interest covers approximately 60 thousand square kilometers. Other important mining operations are located in this region, which has great potential mineral wealth. This joint venture was formalized through the Memorandum of Understanding signed by CVRD and Antofagasta, disclosed on June 6, 2002.

The corporate  documents  signed on July 18, 2002 involve the following  events:
(i) Anaconda Peru S.A. (Anaconda), a company controlled by Antofagasta, transferred mineral rights to Cordillera, in which it detains 99.9% of the total capital; (ii) CVRD constituted Compania Minera Andino-Brasilera Ltda (CMAB), which owns 0.1% of the capital of Cordillera; (iii) CVRD/CMAB has the option of acquiring 50% of the capital of Cordillera, through the realization over a three-year period of investments of US$ 6,700,000 for geological research and exploration of the mining rights held by Cordillera.

The Investment Agreement signed that same day between CVRD, CMAB, Antofagasta, Anaconda and Cordilllera, assures the participation, influence and rights of CVRD/CMAB in the management of Cordillera, particularly in directing the investments to be made and the exercise of the option contracted.

This deal represents an important step by CVRD to internationalize its activities and ratifies its interest in copper mining, already shown by its acquisition of sole control of Mineracao Serra do Sossego S/A and Salobo Metais S.A and by the start of development of the Sossego project in Carajas, Para.

CVRD Acquires Mineracao Vera Cruz

At 07/01/02 CVRD through its subsidiary, Vale do Rio Doce Aluminio S.A. - ALUVALE (Aluvale), acquired 64% of the total capital of its affiliated company, Mineracao Vera Cruz S.A. (MVC), which was previously held by the Paranapanema Group, for R$ 6.4 millions. With this acquisition, Aluvale will hold 100% of MVC. Paranapanema holds 18 active mining rights in the Paragominas region, in the state of Para, with total metallurgical bauxite resources estimated at 878 million tons.

New Stage of the Igarape Bahia Mine

On July CVRD, after twelve years of activities, discontinued the exploitation of the gold ore reserves in the Igarape Bahia mine, in Carajas. During the period Igarape Bahia produced a total of 3,119,000 troy ounces of gold.

As of 07/08/02, this operational unit has been integrated into the CVRD Carajas Department of Operations, which will initiate the Igarape Bahia Phase IV project. In accordance with a pre-feasibility study under development, the ore deposit is estimated to have an annual production capacity of 36,000 tons of copper and 83,600 troy ounces of gold. It is estimated that the development of the mine will begin in mid-2003 and production will begin in 2004.

                                    PART III

7-  OTHER INFORMATION THE COMPANY DEEMS RELEVANT

7.1    Net Accumulated Income (in R$ Million)


                                    Quarters

        1st Quarter      2nd Quarter      3rd Quarter      4th Quarter
        -----------      -----------      -----------      -----------

2001         639             1,101            1,600           2,133

2001         660             1,206            2,412           3,051

2002         633               718


7.2-   Factors Affecting Net Income in the Last 12 Months (in R$ Million)

Net income
  at 6/30/01 .......... 1,206

Net operating
  revenue ............    446

Cost of products
  and services .......   (309)

Results of investment
  partcipations ......     13

Financial result .....   (495)

Operating espenses
  net ................    (38)

Discontinued
  operations .........   (298)

Income tax ...........    194

Net income at
  6/30/02 ............    718

7.3 - Business Perfomance Ratios

                                                                                                       06/30/02         03/31/02
                                                                                                       ---------        ---------
Capital Ratios

1 - Capital assets to stockholders' equity (Permanent assets/Equity * 100)  -  (%)                       140.46           121.62
2 - Capital assets to total liabilities (Permanent assets/Total liabilities * 100)  -  (%)               134.12           130.99
3 - Total liabilities to stockholders' equity (Total liabilities/Equity * 100) -  (%)                    104.73            92.85
4 - Short to total liabilities (Short-term liabilities/Total liabilities * 100) - (%)                     32.81            40.69
5 - Stockholders' equity to total liabilities (Equity/Total liabilities *100)  -  (%)                     95.49           107.70
6 - Capital assets to non-current funds (Permanent assets/(Equity + Long-term liabilities)) *100) - (%)   82.45            78.43
7 - Net Debt / Stockholders' equity (Net debt (a) / Equity)                                                0.48             0.22
8 - Net Debt (a) / Total Assets                                                                            0.24             0.11
9 - Leverage (Total Assets / Equity)                                                                       2.05             1.93

                                                                                                       06/30/02         06/30/01
                                                                                                       ---------        ---------
Profitability and Other Ratios

1 - Gross Margin (Gross profit / Net operating revenues * 100) -  (%)                                     44.81            47.05
2 - Operating Margin (Operating income / Net operating revenues * 100) - (%)                              12.70            29.55
3 - Net Margin (Net income / Net operating revenues * 100)  - (%)                                         21.73            42.14
4 - Return on Assets (Net income (annualized) / Total assets *100) - ROA (%)                               5.79            11.19
5 - Return on Equity (Net income (annualized) / Equity *100) -  ROE (%)                                   11.85            21.58
6 - Total asset turnover (Net operating revenues (annualized) / Total assets)                              0.27             0.27
7 - P/E (Price of preferred class A share / Earnings per share (annualized))                              19.54             8.36
8 - Price /Book Value (Price of preferred class A share / Book value per share)                            2.31             1.80
9 - Net income per outstanding share (Net income (annualized) / Number of shares outstanding)              3.74             6.26
10 - NOPLAT / Operating Income (%)                                                                        46.00            43.05
11 - EBITDA + Dividends received / Financial expenses on financing                                        10.40             8.84
12- EBITDA + Dividends Received / Operating Income (%)                                                    48.17            51.17
13- Net Debt (a) / EBITDA + Dividends Received(annualized)                                                 1.83             0.84
14- FCOL / Financial expenses on financing                                                                10.36            12.00


Note:

The income statement data has been annualized.

a) Net Debt = short and long-term debt, net of related party loans, less cash and cash equivalents; annualized with the income then ended.

7.4-   Segment and Geographic Information

The Company's business areas are as follows:

Ferrous - mining of iron ore and manganese and production of pellets, as well as their commercialization and respective rail transport and port handling (both for the Northern and Southern Systems).

Non-ferrous - includes gold production, potash, geological prospecting and other non-ferrous minerals.

Logistics - activities related to railroads and ports together with investments in the area of maritime and rail transport and port services.

Investments - includes commercialization of aluminum products and investments in joint ventures and affiliates involved in the production of bauxite, alumina refining and aluminum smelting, as well as holdings in companies in the pulp and paper sector and in steel making.

Corporate center - comprises the functional areas of control, finance, legal affairs, human resources, administration, information technology and investor relations.

                                                                                                                    06/30/02
                                                 ----------------------------------------------------------------------------
                                                                                                                    Holdings
                                                                                    -----------------------------------------
                                                                    Non-                 Pulp
                                                     Ferrous     ferrous Logistics   and paper    Aluminum   Steel    Others
                                                 ------------ ---------- ---------- ---------- ------------ ------- ---------
Results

Sales classified by geographic destination
External market

 Latin America                                       108,877          -          -          -            -       -         -
  United States                                      104,633     69,503          -          -            -       -         -
  Europe                                             813,801     99,062          -          -            -       -         -
  Middle East                                        156,523          -          -          -            -       -         -
  Japan                                              274,284          -          -          -            -       -         -
  China                                              345,137          -          -          -            -       -         -
  Asia, other than Japan and China                   166,052          -          -          -            -       -         -
                                                 ------------ ---------- ---------- ---------- ------------------------------

Operating revenues - external market               1,969,307    168,565          -          -            -       -         -
Operating revenues - internal market                 869,356     99,970    336,995          -            -       -         -
                                                 ------------ ---------- ---------- ---------- ------------ ------- ---------

Total operating revenues                           2,838,663    268,535    336,995          -            -       -         -
Value-added taxes                                    (76,589)   (22,254)   (39,318)         -            -       -         -
                                                 ------------ ---------- ---------- --------- ------------- ------- ---------
Net operating revenues                             2,762,074    246,281    297,677          -            -       -         -
                                                 ------------ ---------- ---------- --------- ------------- ------- ---------

Cost of products and services                     (1,533,904)  (163,945)  (126,688)         -            -       -         -

Selling and administrative expenses                  (63,426)         -          -          -            -       -         -
Research and development                              (6,063)   (45,844)      (160)         -            -       -         -
Other operating expenses, net                        (64,068)         -          -    (20,161)           -       -         -
                                                 ------------ ---------- ---------- ---------- ------------ ------- ---------
Operation profit before financial result and
     result of investment participations           1,094,613     36,492    170,829    (20,161)           -       -         -
Financial result, net                                      -          -          -          -            -       -         -
Result of investments/participations                 744,593    (35,606)  (133,435)     4,783      (61,594) 48,512     5,329
Income taxes                                               -          -          -          -            -       -         -
                                                 ------------ ---------- ---------- ---------- ------------ ------- ---------
Net income for the year                            1,839,206        886     37,394    (15,378)     (61,594) 48,512     5,329
                                                 ============ ========== ========== ========== ============ ======= =========

EBITDA demonstration:
Operation profit before financial result and
     result of investment participations           1,094,613     36,492    170,829    (20,161)           -       -         -
Depreciation, amortization and depletion             219,508     47,775     12,697          -            -       -         -
Dividend received - cash                              53,819          -          -          -       11,622  20,404     3,797
Adjustments in non-cash itens:
- Provision for contingencies                         28,165          -          -          -            -       -         -
- Provision for loss on ICMS recoverable              20,993          -          -          -            -       -         -
- Write-off of property, plant and equipment          11,700          -          -          -            -       -         -
- Provision for early-retirement programs             10,268          -          -          -            -       -         -
- Provision for losses                                     -          -          -     20,161            -       -         -
- Amortization of goodwill                            48,838          -          -          -            -       -         -
- Others                                               4,642          -          -          -            -       -         -
                                                 ------------ ---------- ---------- ---------  ------------ ------- ---------

EBITDA                                             1,492,546     84,267    183,526          -       11,622  20,404     3,797

EBITDA % of total                                      93.7%       5.3%      11.5%          -         0.7%    1.3%      0.3%
EBITDA margin %                                        54.0%      34.2%      61.7%          -            -       -         -
                                                 ============ ========== ========== ========= ============= ======= =========



                                                                   06/30/02
                                                 --------------------------


                                                    Corporate
                                                       Center        Total
                                                  ------------ ------------
Results

Sales classified by geographic destination
External market

 Latin America                                              -      108,877
  United States                                             -      174,136
  Europe                                                    -      912,863
  Middle East                                               -      156,523
  Japan                                                     -      274,284
  China                                                     -      345,137
  Asia, other than Japan and China                          -      166,052
                                                 - ------------ ------------

Operating revenues - external market                        -    2,137,872
Operating revenues - internal market                        -    1,306,321
                                                  ------------ ------------

Total operating revenues                                    -    3,444,193
Value-added taxes                                           -     (138,161)
                                                  ------------ ------------
Net operating revenues                                      -    3,306,032
                                                  ------------ ------------

Cost of products and services                               -   (1,824,537)

Selling and administrative expenses                  (185,032)    (248,458)
Research and development                                    -      (52,067)
Other operating expenses, net                         (29,953)    (114,182)
                                                  ------------ ------------
Operation profit before financial result and
     result of investment participations             (214,985)   1,066,788
Financial result, net                              (1,210,846)  (1,210,846)
Result of investments/participations                  (13,995)     558,587
Income taxes                                          303,859      303,859
                                                  ------------ ------------
Net income for the year                            (1,135,967)     718,388
                                                  ============ ============

EBITDA demonstration:
Operation profit before financial result and
     result of investment participations             (214,985)   1,066,788
Depreciation, amortization and depletion                5,994      285,974
Dividend received - cash                                    -       89,642
Adjustments in non-cash itens:
- Provision for contingencies                               -       28,165
- Provision for loss on ICMS recoverable                    -       20,993
- Write-off of property, plant and equipment                -       11,700
- Provision for early-retirement programs                   -       10,268
- Provision for losses                                      -       20,161
- Amortization of goodwill                                  -       48,838
- Others                                                5,290        9,932
                                                  ------------ ------------

EBITDA                                               (203,701)   1,592,461

EBITDA % of total                                      (12.8%)      100.0%
EBITDA margin %                                             -        48.2%
                                                  ============ ============





Information related to period ended 06/30/01 is as follows:

                                                                                                     06/30/01
                           ----------------------------------------------------------------------------------

                               Ferrous   Non-ferrous  Logistics        Holdings  Corporate Center      TOTAL
                           ------------  ----------- -----------  -------------- ----------------------------
EBITDA                       1,244,589      69,589      162,026         109,615        (121,142)   1,464,677
EBITDA % of total                85.0%        4.7%        11.1%            7.5%           (8.3%)      100.0%
EBITDA margin %                  52.2%       33.0%        61.0%               -               -        51.0%


7.5-   Share Performance on Stock Exchanges (Unaudited)

The following table shows the high and low closing sale prices for the Preferred Class A Shares and Common Shares on the Sao Paulo Stock Exchange, and for the ADRs in the New York Stock Exchange (NYSE) (each ADR represents 1 preferred share class A).

                           [LINE GRAPH OBJECT OMITTED]




                                                                  In reais                                                In US$
                      -----------------------------------------------------  ----------------------------------------------------
                        Preferred Class A Shares              Common Shares    ADRs - Preferred Shares       ADRs - Common Shares
                      -------------------------- --------------------------- ------------------------ ----------------------------
                              High          Low         High           Low          High          Low          High          Low
                      -------------------------- ------------ -------------  ------------ ------------ --------------------------
2001

    First Quarter            53.60        44.00        51.00         42.70         26.98        23.05             -            -
    Second Quarter           58.60        49.05        54.00         46.50         25.70        22.05             -            -
    Third Quarter            55.00        45.50        55.00         46.40         23.15        18.65             -            -
    Fourth Quarter           54.00        53.52        53.40         52.60         23.61        21.35             -            -
2002

    First Quarter            62.00        61.00        63.69         62.00         27.49        21.52         27.39        26.15
    Second Quarter           75.90        59.80        78.10         61.50         29.51        23.50         30.00        25.68




7. 6-  Capital Expenditures (Unaudited)

                                                                 In thousands of reais
                                                    ----------------------------------
                                                             ACTUAL          APPROVED
                                                        UP TO 06/02          FOR 2002         % ACTUAL
                                                    ----------------  ----------------  --------------
Ongoing Capital Expenditures
          Replacement/Refurbishment/Improvement             264,390           515,916            51.2
          Geological Research                                37,743           102,536            36.8
          Technological Research/Development                  8,650            37,750            22.9
          Environment                                           862             1,293            66.7
          lnformatics / Telecommunications                   18,461           109,644            16.8
                                                    ----------------  ----------------  --------------
                                                            330,106           767,139            43.0
                                                    ----------------  ----------------  --------------

Equity Investments                                          597,798           649,755            92.0

Direct Investments                                          525,085         1,021,106            51.4

                                                    ----------------  ----------------  --------------
Total Capital Expenditures                                1,452,989         2,438,000            59.6
                                                    ================  ================  ==============



7.7-   Operations for the period (Unaudited)

                                                       (Million metric tons)
                                        ------------------------------------
                                          06/30/02    06/30/01        VAR %
                                        ----------------------- ------------
PRODUCTION/PURCHASE

  IRON ORE                                    60.0        58.9          1.9
  PELLETS                                      8.0         8.0            -
  POTASH                                       0.3         0.3            -
  GOLD (thousand Kg)                           7.1         7.4         (4.1)

RAILROAD OPERATIONS - GENERAL CARGO
  EFVM                                        12.9        12.3          4.9
  FCA                                         10.8        10.8          0.0
  EFC                                          2.3         1.5         53.3

  EFVM - TKU                                   5.5         5.4          1.9
  FCA - TKU                                    4.5         4.2          7.1
  EFC - TKU                                    1.5         0.9         66.7

PORT OPERATIONS
  TUBARAO                                      9.5         7.6         25.0
  SAO LUIZ                                     1.4         1.1         27.3

DOCENAVE OPERATIONS
  BULK CARGO                                   3.7        16.6        (77.7)
  GENERAL CARGO (TEUS)                        34.7        28.5         21.8
  MANOEVERS                                    3.4         3.1          9.7




7.8-   Changes in Prices (Unaudited)

The following table sets forth the prices for the products of the Company and its subsidiary and jointly controlled companies for the periods indicated:

                      Asia         Europe
                  Iron Ore       Iron Ore

                      (SSF)         (SFCJ)             Gold          Aluminum
                  (US$/ton)      (US$/ton)       (US$/ounce)         (US$/ton)
                -----------    -----------     -------------      ------------

2001

   March             15.35          18.68            257.70          1,569.59
   June              16.32          18.68            269.50          1,536.30
   September         16.32          18.68            293.10          1,405.96
   December          16.32          18.68            277.70          1,362.36

2002

   March             16.32          18.68            299.00          1,405.40
   June              16.08          18.29            318.50          1,354.25

7.9-   Iron Ore and Pellet Sales (Main Markets) (Unaudited)


                                                                                        (Millons of tons)
                                --------------------------------------------------------------------------
                                                                                   JAN to JUN  JAN to JUN
                                                                                  ----------- ------------
                                 1998    %    1999   %    2000   %    2001   %     2001   %    2002   %
                                ------- ---- ------ ---- ------ ----------------- ------ ---- ------ -----
 FOREIGN MARKET
 ASIA

        CHINA                      5.7    6    7.3    8    9.2     8   14.9   12    5.9   10    9.4    13
        KOREA                      7.1    7    7.9    8    7.0     6    6.0    5    3.1    5    3.2     5
        PHILIPPINES                0.9    1    1.6    2    1.4     1    1.2    1    0.6    1    1.1     2
        JAPAN                     17.3   17   16.9   17   17.5    15   17.1   13    8.4   15    8.0    11
        TAIWAN                     1.6    2    1.8    2    1.6     2    2.2    2    1.0    2    0.8     1
        OTHERS                     1.1    1    0.6    -    0.4     -    1.1    1    0.1    -      -     -
                                ------- ---- ------ ---- ------ ----------------- ------ ---- ------ -----
                                  33.7   34   36.1   37   37.1    32   42.5   34   19.1   33   22.5    32
                                ------- ---- ------ ---- ------ ----------------- ------ ---- ------ -----
 EUROPE

        GERMANY                    9.4    9    8.0    8    8.2     7   10.1    8    4.5    7    6.8    10
        SPAIN                      3.6    4    3.6    4    2.9     2    2.9    2    1.4    2    1.5     2
        FRANCE                     3.0    3    2.1    2    2.9     2    3.9    3    1.9    3    2.8     4
        ITALY                      6.1    6    5.0    5    4.8     4    5.1    4    2.7    4    3.2     5
        UNITED KINGDOM             2.4    2    1.6    2    1.5     2    1.6    1    0.8    1    1.1     2
        OTHERS                     5.7    6    4.7    5    8.2     7   10.8    8    4.2    7    6.1     9
                                ------- ---- ------ ---- ------ ----------------- ------ ---- ------ -----
                                  30.2   30   25.0   26   28.5    24   34.4   26   15.5   24   21.5    32
                                ------- ---- ------ ---- ------ ----------------- ------ ---- ------ -----
 AMERICAS

        ARGENTINA                  2.3    2    1.6    2    1.4     1    1.9    1    1.0    2    1.0     1
        UNITED STATES              3.1    3    3.0    3    3.5     3    2.9    2    1.4    2    1.9     3
        OTHERS                     2.2    2    1.8    2    2.0     2    1.5    1    0.8    1    0.8     1
                                ------- ---- ------ ---- ------ ----------------- ------ ---- ------ -----
                                   7.6    7    6.4    7    6.9     6    6.3    4    3.2    5    3.7     5
                                ------- ---- ------ ---- ------ ----------------- ------ ---- ------ -----
 AFRICA/MID.EAST/OCEANIA

        BAHREIN                    1.2    1    1.5    2    2.0     2    1.7    1    1.1    2    1.3     2
        OTHERS                     3.2    3    3.6    4    5.2     4    5.1    4    2.7    4    1.5     2
                                ------- ---- ------ ---- ------ ----------------- ------ ---- ------ -----
                                   4.4    4    5.1    6    7.2     6    6.8    5    3.8    6    2.8     4
                                ------- ---- ------ ---- ------ ----------------- ------ ---- ------ -----
                                ------- ---- ------ ---- ------ ----------------- ------ ---- ------ -----
                                  75.9   75   72.6   76   79.7    68   90.0   69   41.6   68   50.5    73
                                ======= ==== ====== ==== ====== ================= ====== ==== ====== =====

 DOMESTIC MARKET

    STEEL MILLS                   15.0   15   13.6   14   15.5    13   20.2   16    9.7   16   10.9    15
    PELLETING AFFILIATES           8.6   10   10.1   10   21.6    19   19.7   15   10.0   16    8.6    12
                                ------- ---- ------ ---- ------ ----------------- ------ ---- ------ -----
                                  23.6   25   23.7   24   37.1    32   39.9   31   19.7   32   19.5    27
                                ------- ---- ------ ---- ------ ----------------- ------ ---- ------ -----

 TOTAL                            99.5  100   96.3  100  116.8   100  129.9  100   61.3  100   70.0   100
                                ======= ==== ====== ==== ====== ================= ====== ==== ====== =====




Exports by System

                                                                                            (Millons of tons)
                         -------------------------------------------------------------------------------------
                                                                                     JAN to JUN    JAN to JUN
                                                                                  ------------- --------------
                           1998     %    1999      %    2000     %    2001     %    2001     %    2002      %
                         ------- ----- ------- -------------- ----- ------- ----- ------- ----- ------- ------
NORTHERN SYSTEM            44.0    44    42.8     44    46.6    40    50.8    39    25.4    41    24.6     35
SOUTHERN SYSTEM            55.5    56    53.5     56    70.2    60    79.1    61    35.9    59    45.4     65

                         ------- ----- ------- -------------- ----- ------- ----- ------- ----- ------- ------
                           99.5   100    96.3    100   116.8   100   129.9   100    61.3   100    70.0    100
                         ======= ===== ======= ============== ===== ======= ===== ======= ===== ======= ======


7.10-  Shareholding Interests (Organizational Chart at 06/30/02)

Main Companies of the CVRD Group Holding in Total Stock (%)

                           COMPANHIA VALE DO RIO DOCE
                                  Valepar 27.14%
                                  Public 72.86%

                                     FERROUS

                              IRON ORE AND PELLETS
Ferteco
      CVRD..................................................    100.00
Ferteco International*
      Ferteco...............................................    100.00
Belem-Adm e Part. Ltda
      CVRD..................................................     99.99
      Docepar...............................................      0.01
Baovale Mineracao S.A.
      CVRD..................................................     50.00
      Shanghai Baosteel.....................................     50.00
Minas de Serra Geral**
      CVRD..................................................     51.00
      Kawasaki..............................................     24.50
      Japanese Group........................................     24.50
CAEMI
      Amazon (Itaco)........................................     16.85
      Mitsui................................................     43.37
      Others................................................     39.78
Samarco Mineracao S/A
      CVRD..................................................     50.00
      BHP Brasil............................................     50.00
Hispanobras**
      CVRD..................................................     50.89
      Aceralia CS...........................................     49.11
Itabrasco**
      CVRD..................................................     50.90
      Ilva..................................................     49.10
Nibrasco**
      CVRD..................................................     51.00
      Nippon Steel..........................................     25.39
      Japanese Group........................................     23.61
Kobrasco**
      CVRD..................................................     50.00
      POSCO.................................................     50.00
Kobin**
      Kobrasco..............................................    100.00
GIIC*
      ITACO.................................................     50.00
      Gulf Invest. Co.......................................     50.00


                              MANGANESE AND ALLOYS
Urucum Meneracao S.A.
      CVRD..................................................    100.00
RDME*
      ITACO.................................................    100.00
SIBRA
      CVRD..................................................     99.23
      Others................................................      0.77
CPFL
      SIBRA.................................................     93.68
      Others................................................      6.32
Nova Era Silicon**
      CVRD..................................................     49.00
      Mitsubishi............................................     25.50
      Kawasaki..............................................     22.50
      Mizushima.............................................      3.00


                                   NON FERROUS
               PRECIOUS METALS, BASE METALS AND INDUSTRY MINERALS
Docegeo
     CVRD...................................................    99.998
     Others.................................................    00.002
33 Mining Companies
     CVRD...................................................    100.00
PPSA
     CVRD...................................................     75.50
     Mitsubishi.............................................     18.88
     IFC....................................................      5.62
PPSA Overseas*
     PPSA...................................................    100.00
Salobo Metais
     CVRD...................................................     50.00
     CBI (CVRD).............................................     50.00
Mineracao Sossego
     Min. Andira............................................     56.82
     Camelback (Itaco)......................................     43.18
Compania Minera Andino-Brasilera Limitada - CMAB*
     CVRD...................................................     99.90
     Docepar................................................      0.10

                                    LOGISTICS
                               RAILROADS AND PORTS
TTV-Terminal de Vila Velha S.A.
      CVRD..................................................    99.887
      Min. Tacuma...........................................     0.005
      Employees.............................................     0.108
Ferrovia Centro Atlantica S.A.
      Min. Tacuma...........................................     45.65
      VALIA.................................................      9.99
      KRJ...................................................     12.31
      CARMO.................................................      9.99
      CPP...................................................      1.03
      CSN...................................................     11.95
      Others................................................      9.08
Companhia Ferroviaria do Nordeste
      CVRD..................................................     30.00
      Taquari...............................................     30.00
      CSN...................................................     30.00
      Employees.............................................     10.00
Ferroban
      Previ.................................................     26.42
      Funcef................................................     23.62
      LAIF XV Ltda..........................................     15.10
      Gaborone..............................................     14.59
      Brasil Ferrovias S.A..................................      8.35
      CVRD..................................................      3.75
      Others................................................      8.17
CSN Aceros S.A.*
      ITACO.................................................     62.50
      CSN Panama............................................     37.50
Sepetiba Tecon
      CSN Aceros S.A........................................     80.00
      CSN...................................................     20.00

                                    SHIPPING
Docenave
      CVRD..................................................    100.00
Navedoce*
      Docenave..............................................    100.00
Seamar*
      Docenave..............................................    100.00

                                     HOLDING
                          BAUXITE, ALUMINA AND ALUMINUM
Aluvale
      CVRD..................................................     94.74
      ITACO.................................................      5.26
Albras**
      Aluvale...............................................     51.00
      NAAC..................................................     49.00
Valesul**
      Aluvale...............................................     54.51
      Billiton..............................................     45.49
Alunorte**
      Aluvale...............................................     57.58
      Norsk Hydro...........................................     33.20
      NAAC..................................................      4.25
      CBA...................................................      3.62
      JAIC..................................................      1.35
Min. Rio do Norte**
      Aluvale...............................................     40.00
      Billiton..............................................     14.80
      Alcan.................................................     12.00
      CBA...................................................     10.00
      Alcoa.................................................      8.58
      Reynolds..............................................      5.00
      Norsk Hydro...........................................      5.00
      Abalco................................................      4.62
Min. Vera Cruz
      Aluvale...............................................     36.00
      Paraibuna.............................................     42.88
      Fina Emp. Part........................................     21.12

                                   FERTILIZERS
Fosfertil
      CVRD..................................................     11.12
      Fertifos..............................................     56.14
      Others................................................     32.74

                              TIMBER, PULP & PAPER
                               Florestas Rio Doce
      CVRD..................................................     99.85
      Others................................................      0.15
Celmar
      CVRD..................................................     85.00
      Nissho Iwai...........................................     15.00

                                      Steel
CST**
      CVRD..................................................     22.85
      Acesita/Usinor........................................     37.29
      Kawasaki..............................................      7.91
      Others................................................     31.95
Califonia Steel*
      Rio Doce Ltd..........................................     50.00
      Kawasaki..............................................     50.00
Usiminas
     CVRD...................................................     11.46
     Nippon Usiminas........................................      9.45
     Previ..................................................      8.02
     CIU....................................................      4.95
     Others.................................................     66.12
Sidear(*)
     Itabira Rio Doce.......................................      4.85
     Usiminas...............................................      5.32
     Sidertubes S/A.........................................     50.21
     ISA (Employees)........................................      9.78
     Others.................................................     29.84

                                     ENERGY
Consortium Igarapava Usina Hidrelectrica
     CVRD...................................................     38.15
     Cia Mineira Metais.....................................     23.93
     CSN....................................................     17.92
     CEMIG..................................................     14.50
     Min. Morro Velho.......................................     5.50
Consortium Porto Estrela Usina Hidrelectrica
     CVRD...................................................     33.33
     CEMIG..................................................     33.33
     Coteminas..............................................     33.33
Consortium Aimores Usina Hidrelectrica
     CVRD...................................................     51.00
     CEMIG..................................................     49.00
Consortium Candonga Usina Hidrelectrica
     CVRD...................................................     50.00
     EPP....................................................     50.00
Consortium Funil Usina Hidrelectrica
     CVRD...................................................     51.00
     CEMIG..................................................     49.00
Consortium Capim Branco I e II - Usina Hidrelectrica
     CVRD...................................................     48.42
     CEMIG..................................................     21.05
     Suzano.................................................     17.90
     Votorantim.............................................     12.63
Consortium Foz do Chapeco Usina Hidrelectrica
     CVRD...................................................     40.00
     Foz do Chapeco Energia S.A.............................     60.00
Consortium Santa Isabel Usina Hidrelectrica
     CVRD...................................................     43.85
     Billiton...............................................     20.60
     Alcoa..................................................     20.00
     Votorantim.............................................     10.00
     C. Correa e Cimentos...................................     5.55

                                  OTHERS ABROAD
Rio Doce International*
     CVRD...................................................    100.00
Rio Doce Asia*
     Rio Doce International.................................    100.00
Rio Doce Europa S.'a.r.l.*
     CVRD...................................................     99.80
     Others.................................................      0.20
Rio Doce International Finance*
     Rio Doce Europa........................................    100.00
Itabira Rio Doce Company Ltd. - ITACO*
     RDIF...................................................    100.00
Rio Doce America
     ITACO..................................................    100.00
Rio Doce Ltd.
     Rio Doce America.......................................    100.00
CVRD Overseas*
     ITACO..................................................    100.00
CVRD Finance*
     CVRD Overseas..........................................    100.00
CVRD Europe Trading Energy B.V. - CETE*
     CVRD...................................................    100.00
Brasilux
     CVRD...................................................    100.00
Rio Doce Comercio International ApS*
     CVRD...................................................    100.00
Itabira Internacional Servicos e Comercio
     RDCI ApS*..............................................     99.99
     Others.................................................      0.01
Vale Overseas Ltd*
     CVRD...................................................    100.00

7.11- Information About FERTECO (Unaudited)


Statement of Income                                                                 In thousands of reais
---------------------------------------------------------------------------------------------------------
                                                                 From           From          From
                                                               04/01/02       01/01/02       01/05/01
                                                              to 06/30/02    to 06/30/02    to 06/30/01
                                                              -----------    -----------    -----------

Operating revenues                                             223,624        358,292      171,286
Value-added taxes                                              (28,334)       (36,150)      (3,490)
                                                              ---------      ---------    -----------
Net operating revenues                                         195,290        322,142      167,796
                                                              ---------      ---------    -----------
Cost of products and services                                 (127,765)      (197,784)    (101,601)
                                                              ---------      ---------    -----------
Gross profit                                                    67,525        124,358       66,195
Gain on investments accounted for by the equity method         (28,710)       (28,701)      (3,671)

Operating income (expenses)
Selling and administrative                                     (12,121)       (24,602)     (23,309)
Financial expenses                                             (45,818)       (51,914)     (31,867)
Financial income                                                 1,558          3,079          455
Operating income (expenses)                                    (16,951)       (16,951)           -
                                                              ---------      ---------    -----------
                                                               (73,332)       (90,388)     (54,721)
                                                              ---------      ---------    -----------

Operating profit                                               (34,517)         5,269        7,803
  Non operating income (expenses), net                             121            (95)        (106)
                                                              ---------      ---------    -----------
Income before income tax and social contribution               (34,396)         5,174        7,697
  Income tax and social contribution                            24,344         13,825       (5,354)
                                                              ---------      ---------    -----------
Net income for the period                                      (10,052)        18,999        2,343
                                                              =========      =========    ===========
Number of shares outstanding
  at the end of the period (in thousands)                      225,775        225,775      225,775
                                                              =========      =========    ===========
Net earnings per share outstanding
  at the end of the period (R$)                                  (0.04)          0.08         0.01
                                                              =========      =========    ===========

CVRD acquired Ferteco on May/01.

Investments

For 2002 Ferteco budgeted investments for maintainance of production capacity, research, training and environment.




                                                                              39




7.12- Information About RDIF (Unaudited)

Statement of Income                                                                                           In thousands of reais
------------------------------------------------------------------------------------------------------------------------------------
                                                                               From          From           From           From
                                                                             04/01/ 02     01/01/ 02      04/01/01       01/01/01
                                                                             to 06/30/02   to 06/30/02    to 06/30/01    to 06/30/01
                                                                             -----------   -----------    -----------    -----------
Operating revenues                                                             40,427         66,480         35,795         60,273
Value-added taxes                                                                   -              -              -              -
                                                                              --------       --------       --------       --------
Net operating revenues                                                         40,427         66,480         35,795         60,273
                                                                              --------       --------       --------       --------
Cost of products and services                                                  (9,905)       (15,148)        (5,131)       (11,296)
                                                                              --------       --------       --------       --------
Gross profit                                                                   30,522         51,332         30,664         48,977

Gain on investments accounted for by the equity method                        (93,567)       (36,077)             -              -

Operating income (expenses)
  Selling                                                                        (211)          (356)             -              -
  Administrative                                                                    -              -              -              -
  Financial expenses                                                          (12,171)       (20,498)        (9,053)       (15,964)
  Financial income                                                             32,629         52,136          8,512         21,795
  Monetary and exchange rate variation, net                                      (107)          (681)         1,265          1,498
  Other operating expenses, net                                                  (207)          (246)           154            154
                                                                              --------       --------       --------       --------
                                                                               19,933         30,355            878          7,483
                                                                              --------       --------       --------       --------
Operating profit                                                              (43,112)        45,610         31,542         56,460
  Non operating income (expenses), net                                              -              -              -              -
                                                                              --------       --------       --------       --------
Income before income tax and social contribution                              (43,112)        45,610         31,542         56,460
  Income tax and social contribution                                                -              -              -              -
                                                                              --------       --------       --------       --------
Net income for the period                                                     (43,112)        45,610         31,542         56,460
                                                                              ========       ========       ========       ========
Number of shares outstanding at the end of the period (in thousands)               10             10             10             10
                                                                              ========       ========       ========       ========
Net earnings per share out standing at the end of the period (R$)            (4,311.20)      4,561.00       3,154.20       5,646.00
                                                                              ========       ========       ========       ========

The company registered a net income of R$ 45,610 in 2002 against R$ 56,460 in 2001, due to:

Commission Income

The company receives commission from Brasilux on sales to the external market from its indirect controlled CVRD, and registered income of R$ 66,480 in 2002 against R$ 60,273 in 2001.

Result of Investments Participation

On July 2001, the Company acquired the capital of Itabira Rio Doce Company Ltd. ("ITACO"), registering a negative result of R$ 36,077 by equity method.

                                    PART III

                                                             PART III
8- EQUITY INVESTEE INFORMATION

8.1 - Aluminum Area - ALBRAS                 (Adjusted and Non-Audited)                                                 Attachment I
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Information                                                                                                                    2002
------------------------------------------------------------------------------------------------------------------------------------
                                                                                      1st            2nd       3rd    4th
                                                                                    Quarter       Quarter   Quarter  Quarter   Total
------------------------------------------------------------------------------------------------------------------------------------
Quantity sold - external market                          MT (thousand)                   84           108      -     -          192
Quantity sold - internal market                          MT (thousand)                    4             2      -     -            6
                                                                                ----------------------------------------------------
Quantity sold - total                                    MT (thousand)                   88           110      -     -          198
                                                                                ====================================================
Average sales price - external market                        US$                   1,318.33      1,409.42      -     -     1,325.16
Average sales price - internal market                        US$                   1,352.12      1,330.47      -     -     1,373.01
Average sales price - total                                  US$                   1,319.81      1,332.13      -     -     1,326.67
Long-term indebtedness, gross                                US$                    524,095       506,633      -     -      506,633
Short-term indebtedness, gross                               US$                     72,938        48,840      -     -       48,840
                                                                                ----------------------------------------------------
Total indebtedness, gross                                    US$                    597,033       555,473      -     -      555,473
                                                                                ====================================================
Stockholders' equity                                         R$                     299,202       113,162      -     -      113,162
                                                                                ====================================================
Net operating revenues                                       R$                     273,853       366,494      -     -      640,347
Cost of products                                             R$                    (170,834)     (223,590)     -     -     (394,424)
Other expenses/revenues                                      R$                     (12,562)       (9,587)     -     -      (22,149)
Depreciation, amortization and depletion                     R$                      15,555        17,076      -     -       32,631
                                                                                ----------------------------------------------------
EBITDA                                                       R$                     106,012       150,393      -     -      256,405
Depreciation, amortization and depletion                     R$                     (15,555)      (17,076)     -     -      (32,631)
                                                                                ----------------------------------------------------
EBIT                                                         R$                      90,457       133,317      -     -      223,774
Non-operating result                                         R$                        (746)         (467)     -     -       (1,213)
Net financial result                                         R$                     (11,141)     (332,532)     -     -     (343,673)
                                                                                ----------------------------------------------------
Income before income tax and social contribution             R$                      78,570      (199,682)     -     -     (121,112)
Income tax and social contribution                           R$                      (2,627)       13,645      -     -       11,018
                                                                                ----------------------------------------------------
Net income                                                   R$                      75,943       186,037      -     -      110,094
------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------
Information                                                                                                                    2001
------------------------------------------------------------------------------------------------------------------------------------
                                                                        1st           2nd          3rd            4th
                                                                      Quarter      Quarter      Quarter        Quarter         Total
------------------------------------------------------------------------------------------------------------------------------------
Quantity sold - external market                    MT (thousand)           87           88           76            66           317
Quantity sold - internal market                    MT (thousand)            3            4            4             4            15
                                                                     ---------------------------------------------------------------
Quantity sold - total                              MT (thousand)           90           92           80            70           332
                                                                     ===============================================================
Average sales price - external market                   US$          1,530.02     1,468.13     1,387.58      1,279.75      1,426.64
Average sales price - internal market                   US$          1,606.92     1,528.21     1456.,51      1,330.54      1,477.68
Average sales price - total                             US$          1,532.90     1,470.68     1,390.89      1,282.77      1,428.99
Long-term indebtedness, gross                           US$           527,685      496,058      496,941       450,400       450,400
Short-term indebtedness, gross                          US$           176,879      167,370      137,258       183,017       183,017
                                                                     ---------------------------------------------------------------
Total indebtedness, gross                               US$           704,564      663,428      634,199       633,417       633,417
                                                                     ===============================================================
Stockholders' equity                                    R$            189,460      198,660        2,854       223,256       223,256
                                                                     ===============================================================
Net operating revenues                                  R$            277,094      307,826      278,080       231,638     1,094,638
Cost of products                                        R$           (161,707)    (176,460)    (161,136)     (147,148)     (646,451)
Other expenses/revenues                                 R$            (12,828)      (9,735)     (43,619)      (12,542)      (78,724)
Depreciation, amortization and depletion                R$             19,149       15,091       15,417        18,539        68,196
                                                                     ---------------------------------------------------------------
EBITDA                                                  R$            121,708      136,722       88,742        90,487       437,659
Depreciation, amortization and depletion                R$            (19,149)     (15,091)     (15,417)      (18,539)      (68,196)
                                                                     ---------------------------------------------------------------
EBIT                                                    R$            102,559      121,631       73,325        71,948       369,463
Non-operating result                                    R$                582         (406)      (1,157)       23,285        22,304
Net financial result                                    R$           (119,075)    (114,009)    (251,524)      221,785      (262,823)
                                                                     ---------------------------------------------------------------
Income before income tax and social contribution        R$            (15,934)       7,216     (179,356)      317,018       128,944
Income tax and social contribution                      R$             14,467        1,982      (16,449)      (96,706)      (96,706)
                                                                     ---------------------------------------------------------------
Net income                                              R$              1,467        9,198     (195,805)      220,312        32,238
------------------------------------------------------------------------------------------------------------------------------------



                                                                                                                                 41



8.1 - Aluminum Area - ALUNORTE              (Adjusted and Non-Audited)                                                 Attachment I
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Information                                                                                                                    2002
------------------------------------------------------------------------------------------------------------------------------------
                                                                                       1st           2nd       3rd    4th
                                                                                    Quarter       Quarter   Quarter  Quarter   Total
------------------------------------------------------------------------------------------------------------------------------------
Quantity sold - external market                          MT (thousand)                  222           175      -     -          397
Quantity sold - internal market                          MT (thousand)                  205           235      -     -          440
                                                                                ----------------------------------------------------
Quantity sold - total                                    MT (thousand)                  427           410      -     -          837
                                                                                ====================================================
Average sales price - external market                        US$                     148.20        152.79      -     -       150.23
Average sales price - internal market                        US$                     175.94        175.38      -     -       175.64
Average sales price - total                                  US$                     161.55        165.72      -     -       163.59
Long-term indebtedness, gross                                US$                    455,061       455,194      -     -      455,194
Short-term indebtedness, gross                               US$                          -             -      -     -            -
                                                                                ----------------------------------------------------
Total indebtedness, gross                                    US$                    455,061       455,194      -     -      455,194
                                                                                ====================================================
Stockholders' equity                                         R$                     573,946       451,686      -     -      451,686
                                                                                ====================================================
Net operating revenues                                       R$                     164,875       173,891      -     -      338,766
Cost of products                                             R$                    (135,765)     (134,556)     -     -     (270,321)
Other expenses/revenues                                      R$                      (7,377)       (3,787)     -     -      (11,164)
Depreciation, amortization and depletion                     R$                      12,802        13,351      -     -       26,153
                                                                                ----------------------------------------------------
EBITDA                                                       R$                      34,535        48,899      -     -       83,434
Depreciation, amortization and depletion                     R$                     (12,802)      (13,351)     -     -      (26,153)
                                                                                ----------------------------------------------------
EBIT                                                         R$                      21,733        35,548      -     -       57,281
Non-operating result                                         R$                          (4)            -      -     -           (4)
Net financial result                                         R$                     (10,936)     (198,404)     -     -     (209,340)
                                                                                ----------------------------------------------------
Income before income tax and social contribution             R$                      10,793      (162,856)     -     -     (152,063)
Income tax and social contribution                           R$                        (726)       20,677      -     -       19,951
                                                                                ----------------------------------------------------
Net income                                                   R$                      10,067      (142,179)     -     -     (132,112)
------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------
Information                                                                                                                    2001
------------------------------------------------------------------------------------------------------------------------------------
                                                                        1st        2nd          3rd            4th
                                                                      Quarter    Quarter      Quarter       Quarter         Total
------------------------------------------------------------------------------------------------------------------------------------
Quantity sold - external market                    MT (thousand)          170        212        205            232            819
Quantity sold - internal market                    MT (thousand)          193        195        160            173            721
                                                                     ---------------------------------------------------------------
Quantity sold - total                              MT (thousand)          363        407        365            405          1,540
                                                                     ===============================================================
Average sales price - external market                   US$            195.23     189.14     181.98         156.88         179.47
Average sales price - internal market                   US$            202.01     195.80     188.73         181.10         192.36
Average sales price - total                             US$            198.83     192.33     184.94         167.23         185.51
Long-term indebtedness, gross                           US$           434,772    424,815    429,162        425,221        425,221
Short-term indebtedness, gross                          US$            43,410     47,102     20,186         45,940         45,940
                                                                     ---------------------------------------------------------------
Total indebtedness, gross                               US$           478,182    471,917    449,348        471,161        471,161
                                                                     ===============================================================
Stockholders' equity                                    R$            433,497    417,974    334,924        526,231        526,231
                                                                     ===============================================================
Net operating revenues                                  R$            149,709    188,075    177,200        171,700        686,684
Cost of products                                        R$           (106,856)  (128,775)  (122,317)      (139,731)      (497,679)
Other expenses/revenues                                 R$             (4,729)    (6,886)    (3,869)        (7,857)       (23,341)
Depreciation, amortization and depletion                R$             12,904     12,861     12,773         12,927         51,465
                                                                     ---------------------------------------------------------------
EBITDA                                                  R$             51,028     65,275     63,787         37,039        217,129
Depreciation, amortization and depletion                R$            (12,904)   (12,861)   (12,773)       (12,927)       (51,465)
                                                                     ---------------------------------------------------------------
EBIT                                                    R$             38,124     52,414     51,014         24,112        165,664
Non-operating result                                    R$                749       (721)       104             31            163
Net financial result                                    R$            (97,766)   (75,812)  (156,652)       126,209       (204,021)
                                                                     ---------------------------------------------------------------
Income before income tax and social contribution        R$            (58,893)   (24,119)  (105,534)       150,352        (38,194)
Income tax and social contribution                      R$             15,653      7,153    (22,808)       (11,305)       (11,307)
                                                                     ---------------------------------------------------------------
Net income                                              R$            (43,240)   (16,966)  (128,342)       139,047        (49,501)
------------------------------------------------------------------------------------------------------------------------------------



42


8.3 - Aluminum Area - ALUVALE               (Adjusted and Non-Audited)                                                 Attachment I
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Information                                                                                                                    2002
------------------------------------------------------------------------------------------------------------------------------------
                                                                                      1st          2nd       3rd    4th
                                                                                    Quarter     Quarter   Quarter  Quarter   Total
------------------------------------------------------------------------------------------------------------------------------------
Quantity sold - internal market                          MT (thousand)                    -           -       -      -          -
                                                                                ----------------------------------------------------
Quantity sold - total                                    MT (thousand)                    -           -       -      -          -
                                                                                ====================================================
Average sales price - internal market                        US$                          -           -       -      -          -
Average sales price - total                                  US$                          -           -       -      -          -
Short-term indebtedness, gross                               US$                          -           -       -      -          -
                                                                                ----------------------------------------------------
Total indebtedness, gross                                    US$                          -           -       -      -          -
                                                                                ====================================================
Stockholders' equity                                         R$                      891,456     751,522      -      -    751,522
                                                                                ====================================================
Net operating revenues                                       R$                          288         616      -      -        904
Cost of products                                             R$                          (22)        (47)     -      -        (69)
Other expenses/revenues                                      R$                        4,571       1,361      -      -      5,932
Depreciation, amortization and depletion                     R$                            -          13      -      -         13
                                                                                ----------------------------------------------------
EBITDA                                                       R$                        4,837       1,943      -      -      6,780
Depreciation, amortization and depletion                     R$                            -         (13)     -      -        (13)
                                                                                ----------------------------------------------------
EBIT                                                         R$                        4,837       1,930      -      -      6,767
Gain on investments accounted for by the equity method       R$                       57,892    (145,352)     -      -    (87,460)
Net financial result                                         R$                        4,917       5,351      -      -     10,268
                                                                                ----------------------------------------------------
Income before income tax and social contribution             R$                       67,646    (138,071)     -      -    (70,425)
Income tax and social contribution                           R$                       (2,723)     (1,862)     -      -     (4,585)
                                                                                ----------------------------------------------------
Net income                                                   R$                       64,923    (139,933)     -      -    (75,010)
------------------------------------------------------------------------------------------------------------------------------------



------------------------------------------------------------------------------------------------------------------------------------
Information                                                                                                                    2001
------------------------------------------------------------------------------------------------------------------------------------
                                                                        1st          2nd          3rd            4th
                                                                      Quarter     Quarter      Quarter        Quarter     Total
------------------------------------------------------------------------------------------------------------------------------------
Quantity sold - internal market                    MT (thousand)            -           -           7           9          16
                                                                     ---------------------------------------------------------------
Quantity sold - total                              MT (thousand)            -           -           7           9          16
                                                                     ===============================================================
Average sales price - internal market                   US$                 -           -    1,966.10    1,748.02    1,843.43
Average sales price - total                             US$                 -           -    1,966.10    1,748.02    1,843.43
Short-term indebtedness, gross                          US$               310         259           -           -           -
                                                                     ---------------------------------------------------------------
Total indebtedness, gross                               US$               310         259           -           -           -
                                                                     ===============================================================
Stockholders' equity                                    R$            724,927     754,707     627,385     826,533     826,533
                                                                     ===============================================================
Net operating revenues                                  R$                323         438         599         507       1,867
Cost of products                                        R$                  -           -         (15)        (34)        (49)
Other expenses/revenues                                 R$              3,650         315       2,547       4,824      11,336
Depreciation, amortization and depletion                R$                  8           9           9           9          35
                                                                     ---------------------------------------------------------------
EBITDA                                                  R$              3,981         762       3,140       5,306      13,189
Depreciation, amortization and depletion                R$                 (8)         (9)         (9)         (9)        (35)
                                                                     ---------------------------------------------------------------
EBIT                                                    R$              3,973         753       3,131       5,297      13,154
Gain on investments accounted for by the equity method  R$             (2,165)     27,928    (132,056)    222,617     116,324
Net financial result                                    R$              3,155       3,916       4,293       4,557      15,921
                                                                     ---------------------------------------------------------------
Income before income tax and social contribution        R$              4,963      32,597    (124,632)    232,471     145,399
Income tax and social contribution                      R$              3,870      (2,818)     (2,689)      2,211         574
                                                                     ---------------------------------------------------------------
Net income                                              R$              8,833      29,779    (127,321)    234,682     145,973
------------------------------------------------------------------------------------------------------------------------------------



                                                                                                                            43




8.4 - Aluminum Area - MRN                    (Adjusted and Non-Audited)                                                 Attachment I
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Information                                                                                                                    2002
------------------------------------------------------------------------------------------------------------------------------------
                                                                                      1st          2nd       3rd    4th
                                                                                    Quarter     Quarter   Quarter  Quarter   Total
------------------------------------------------------------------------------------------------------------------------------------
Quantity sold - external market                          MT (thousand)                  485         790       -      -      1,275
Quantity sold - internal market                          MT (thousand)                1,296       1,820       -      -      3,116
                                                                                ----------------------------------------------------
Quantity sold - total                                    MT (thousand)                1,781       2,610       -      -      4,391
                                                                                ====================================================
Average sales price - external market                        US$                      20.56       19.09       -      -      19.60
Average sales price - internal market                        US$                      19.46       18.01       -      -      18.61
Average sales price - total                                  US$                      19.80       16.31       -      -      18.39
Long-term indebtedness, gross                                US$                     95,892      90,312       -      -     90,312
Short-term indebtedness, gross                               US$                     14,436      18,780       -      -     18,780
                                                                                ----------------------------------------------------
Total indebtedness, gross                                    US$                    110,328     109,092       -      -    109,092
                                                                                ====================================================
Stockholders' equity                                         R$                     594,895     562,633       -      -    562,633
                                                                                ====================================================
Net operating revenues                                       R$                      76,448     111,452       -      -    187,900
Cost of products                                             R$                     (39,697)    (60,627)      -      -   (100,324)
Other expenses/revenues                                      R$                        (569)     (5,271)      -      -     (5,840)
Depreciation, amortization and depletion                     R$                       9,840      13,325       -      -     23,165
                                                                                ----------------------------------------------------
EBITDA                                                       R$                      46,022      58,879       -      -    104,901
Depreciation, amortization and depletion                     R$                      (9,840)    (13,325)      -      -    (23,165)
                                                                                ----------------------------------------------------
EBIT                                                         R$                      36,182      45,554       -      -     81,736
Gain on investments accounted for by the equity method       R$                      (3,403)     (1,347)      -      -     (4,750)
Non-operating result                                         R$                         (13)         11       -      -         (2)
Net financial result                                         R$                      (1,804)    (32,286)      -      -    (34,090)
                                                                                ----------------------------------------------------
Income before income tax and social contribution             R$                      30,962      11,932       -      -     42,894
Income tax and social contribution                           R$                      (6,522)     (4,139)      -      -    (10,661)
                                                                                ----------------------------------------------------
Net income                                                   R$                      24,440       7,793       -      -     32,233
------------------------------------------------------------------------------------------------------------------------------------



------------------------------------------------------------------------------------------------------------------------------------
Information                                                                                                                    2001
------------------------------------------------------------------------------------------------------------------------------------
                                                                        1st        2nd          3rd            4th
                                                                      Quarter    Quarter      Quarter       Quarter      Total
------------------------------------------------------------------------------------------------------------------------------------
Quantity sold - external market                    MT (thousand)          581         886         954         992       3,413
Quantity sold - internal market                    MT (thousand)        1,604       1,946       1,806       2,183       7,539
                                                                     ---------------------------------------------------------------
Quantity sold - total                              MT (thousand)        2,185       2,832       2,760       3,175      10,952
                                                                     ===============================================================
Average sales price - external market                   US$             22.70       21.99       22.16       22.32       22.27
Average sales price - internal market                   US$             20.08       20.16       20.37       21.00       20.36
Average sales price - total                             US$             21.39       21.08       20.99       21.67       20.95
Long-term indebtedness, gross                           US$               700           -       7,929      22,038      22,038
Short-term indebtedness, gross                          US$             1,456       1,400      11,594         706         706
                                                                     ---------------------------------------------------------------
Total indebtedness, gross                               US$             2,156       1,400      19,523      22,744      22,744
                                                                     ===============================================================
Stockholders' equity                                    R$            522,722     577,587     544,062     605,387     605,387
                                                                     ===============================================================
Net operating revenues                                  R$             86,629     124,021     139,255     154,020     503,925
Cost of products                                        R$            (38,030)    (58,247)    (59,943)    (65,360)   (221,580)
Other expenses/revenues                                 R$             (2,192)     (2,172)     (2,075)     (2,204)     (8,643)
Depreciation, amortization and depletion                R$             11,199      11,244      10,520      12,534      45,497
                                                                     ---------------------------------------------------------------
EBITDA                                                  R$             57,606      74,846      87,757      98,990     319,199
Depreciation, amortization and depletion                R$            (11,199)    (11,244)    (10,520)    (12,534)    (45,497)
                                                                     ---------------------------------------------------------------
EBIT                                                    R$             46,407      63,602      77,237      86,456     273,702
Gain on investments accounted for by the equity method  R$             (5,540)     (2,050)    (10,763)     16,868      (1,485)
Non-operating result                                    R$                (79)         82         133         (18)        118
Net financial result                                    R$                225      (1,895)     (2,541)     (3,574)     (7,785)
                                                                     ---------------------------------------------------------------
Income before income tax and social contribution        R$             41,013      59,739      64,066      99,732     264,550
Income tax and social contribution                      R$             (3,845)     (4,875)    (11,692)        237     (20,175)
                                                                     ---------------------------------------------------------------
Net income                                              R$             37,168      54,864      52,374      99,969     244,375
------------------------------------------------------------------------------------------------------------------------------------


44


8.5 - Aluminum Area - VALESUL                (Adjusted and Non-Audited)                                                 Attachment I
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Information                                                                                                                    2002
------------------------------------------------------------------------------------------------------------------------------------
                                                                                      1st          2nd       3rd    4th
                                                                                    Quarter     Quarter   Quarter  Quarter   Total
------------------------------------------------------------------------------------------------------------------------------------
Quantity sold - external market                          MT (thousand)                  9          12          -     -         21
Quantity sold - internal market                          MT (thousand)                 12          11          -     -         23
                                                                                ----------------------------------------------------
Quantity sold - total                                    MT (thousand)                 21          23          -     -         44
                                                                                ====================================================
Average sales price - external market                        US$                 1,467.44    1,481.49          -     -   1,475.68
Average sales price - internal market                        US$                 1,906.21    1,865.52          -     -   1,886.59
Average sales price - total                                  US$                 1,720.97    1,663.20          -     -   1,690.23
Long-term indebtedness, gross                                US$                    1,868       1,416          -     -      1,416
Short-term indebtedness, gross                               US$                      685         555          -     -        555
                                                                                ----------------------------------------------------
Total indebtedness, gross                                    US$                    2,553       1,971          -     -      1,971
                                                                                ====================================================
Stockholders' equity                                         R$                   231,170     246,030          -     -    246,030
                                                                                ====================================================
Net operating revenues                                       R$                    77,727      92,816          -     -    170,543
Cost of products                                             R$                   (63,576)    (71,701)         -     -   (135,277)
Other expenses/revenues                                      R$                    (3,223)     (1,164)         -     -     (4,387)
Depreciation, amortization and depletion                     R$                     3,332       3,600          -     -      6,932
                                                                                ----------------------------------------------------
EBITDA                                                       R$                    14,260      23,551          -     -     37,811
Depreciation, amortization and depletion                     R$                    (3,332)     (3,600)         -     -     (6,932)
                                                                                ----------------------------------------------------
EBIT                                                         R$                    10,928      19,951          -     -     30,879
Non-operating result                                         R$                        55         (54)         -     -          1
Net financial result                                         R$                      (597)        621          -     -         24
                                                                                ----------------------------------------------------
Income before income tax and social contribution             R$                    10,386      20,518          -     -     30,904
Income tax and social contribution                           R$                    (4,122)     (5,652)         -     -     (9,774)
                                                                                ----------------------------------------------------
Net income                                                   R$                     6,264      14,866          -     -     21,130
------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------
Information                                                                                                                    2001
------------------------------------------------------------------------------------------------------------------------------------
                                                                        1st        2nd          3rd            4th
                                                                      Quarter    Quarter      Quarter       Quarter         Total
------------------------------------------------------------------------------------------------------------------------------------
Quantity sold - external market                    MT (thousand)            2           9           7           5          23
Quantity sold - internal market                    MT (thousand)           14          17          11          11          53
                                                                     ---------------------------------------------------------------
Quantity sold - total                              MT (thousand)           16          26          18          16          76
                                                                     ===============================================================
Average sales price - external market                   US$          1,733.37    1,585.14    1,554.56    1,490.00    1,590.39
Average sales price - internal market                   US$          2,155.46    2,047.69    1,934.35    1,887.58    2,054.36
Average sales price - total                             US$          2,107.06    1,882.41    1,784.68    1,757.16    1,916.59
Long-term indebtedness, gross                           US$             2,568       2,273       2,598       2,002       2,002
                                                                     ---------------------------------------------------------------
Short-term indebtedness, gross                          US$            33,619       9,700         939       1,412       1,412
                                                                     ---------------------------------------------------------------
Total indebtedness, gross                               US$            36,187      11,973       3,537       3,414       3,414
                                                                     ===============================================================
Stockholders' equity                                    R$            190,016     205,881     218,141     224,900     224,900
                                                                     ===============================================================
Net operating revenues                                  R$             59,652      98,954      77,239      66,811     302,656
Cost of products                                        R$            (40,859)    (68,267)    (54,855)    (49,928)   (213,909)
Other expenses/revenues                                 R$             (5,104)    (11,433)      1,814      (5,956)    (20,679)
Depreciation, amortization and depletion                R$              3,510       3,027       3,912       3,307      13,756
                                                                     ---------------------------------------------------------------
EBITDA                                                  R$             17,199      22,281      28,110      14,234      81,824
Depreciation, amortization and depletion                R$             (3,510)     (3,027)     (3,912)     (3,307)    (13,756)
                                                                     ---------------------------------------------------------------
EBIT                                                    R$             13,689      19,254      24,198      10,927      68,068
Non-operating result                                    R$                 49      (1,392)         13        (194)     (1,524)
Net financial result                                    R$             (3,079)      3,513      (8,500)     (1,087)     (9,153)
                                                                     ---------------------------------------------------------------
Income before income tax and social contribution        R$             10,659      21,375      15,711       9,646      57,391
Income tax and social contribution                      R$             (2,597)     (5,510)     (3,451)     (2,887)    (14,445)
                                                                     ---------------------------------------------------------------
Net income                                              R$              8,062      15,865      12,260       6,759      42,946
------------------------------------------------------------------------------------------------------------------------------------

                                                                                                                                 45


8.6 - Pelletizing Affiliates - HISPANOBRAS              (Adjusted and Non-Audited)                                     Attachment I
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Information                                                                                                                    2002
------------------------------------------------------------------------------------------------------------------------------------
                                                                                      1st          2nd       3rd    4th
                                                                                    Quarter     Quarter   Quarter  Quarter   Total
-----------------------------------------------------------------------------------------------------------------------------------
Quantity sold - external market                               MT (thousand)           487           355       -      -        842
Quantity sold - internal market - CVRD                        MT (thousand)           420           480       -      -        900
                                                                                ----------------------------------------------------
Quantity sold - total                                         MT (thousand)           907           835       -      -      1,742
                                                                                ====================================================
Average sales price - external market                             US$               31.33         31.49       -      -      31.40
Average sales price - internal market                             US$               31.43         31.63       -      -      31.54
Average sales price - total                                       US$               31.38         31.56       -      -      31.47
                                                                                ----------------------------------------------------
Stockholders' equity                                               R$              85,476        85,790       -      -     85,790
                                                                                ====================================================
Net operating revenues                                             R$              67,353        59,359       -      -    126,712
Cost of products                                                   R$             (57,628)      (55,855)      -      -   (113,483)
Other expenses/revenues                                            R$                (737)         (804)      -      -     (1,541)
Depreciation, amortization and depletion                           R$               2,458         2,458       -      -      4,916
                                                                                ----------------------------------------------------
EBITDA                                                             R$              11,446         5,158       -      -     16,604
Depreciation, amortization and depletion                           R$              (2,458)       (2,458)      -      -     (4,916)
                                                                                ----------------------------------------------------
EBIT                                                               R$               8,988         2,700       -      -     11,688
Non-operating result                                               R$              (1,465)       (4,923)      -      -     (6,388)
Net financial result                                               R$                 854         5,888       -      -      6,742
                                                                                ----------------------------------------------------
Income before income tax and social contribution                   R$               8,377         3,665       -      -     12,042
Income tax and social contribution                                 R$              (3,362)       (1,480)      -      -     (4,842)
                                                                                ----------------------------------------------------
Net income                                                         R$               5,015         2,185       -      -      7,200
-----------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Information                                                                                                                    2001
------------------------------------------------------------------------------------------------------------------------------------
                                                                        1st        2nd          3rd            4th
                                                                      Quarter    Quarter      Quarter       Quarter         Total
------------------------------------------------------------------------------------------------------------------------------------
Quantity sold - external market                     MT (thousand)        312         336         422           148          1,218
Quantity sold - internal market - CVRD              MT (thousand)        520         560         460           850          2,390
                                                                     ---------------------------------------------------------------
Quantity sold - total                               MT (thousand)        832         896         882           998          3,608
                                                                     ===============================================================
Average sales price - external market                   US$            30.80       30.79       32.84         31.46          31.44
Average sales price - internal market                   US$            30.57       31.55       32.44         31.05          31.41
Average sales price - total                             US$            30.65       31.26       32.64         31.12          31.42
                                                                     ---------------------------------------------------------------
Stockholders' equity                                     R$           73,036      76,910      85,853        80,461         80,461
                                                                     ===============================================================
Net operating revenues                                   R$           52,089      64,459      73,261        78,924        268,733
Cost of products                                         R$          (44,565)    (53,537)    (60,310)      (64,358)      (222,770)
Other expenses/revenues                                  R$             (502)       (487)      1,274        (2,620)        (2,335)
Depreciation, amortization and depletion                 R$            2,377       2,378       2,376         2,437          9,568
                                                                     ---------------------------------------------------------------
EBITDA                                                   R$            9,399      12,813      16,601        14,383         53,196
Depreciation, amortization and depletion                 R$           (2,377)     (2,378)     (2,376)       (2,437)        (9,568)
                                                                     ---------------------------------------------------------------
EBIT                                                     R$            7,022      10,435      14,225        11,946         43,628
Non-operating result                                     R$           (1,471)     (2,537)     (2,622)       (3,135)        (9,765)
Net financial result                                     R$            2,460         833       4,127        (5,038)         2,382
                                                                     ---------------------------------------------------------------
Income before income tax and social contribution         R$            8,011       8,731      15,730         3,773         36,245
Income tax and social contribution                       R$           (2,161)     (3,419)     (5,347)           62        (10,865)
                                                                     ---------------------------------------------------------------
Net income                                               R$            5,850       5,312      10,383         3,835         25,380
------------------------------------------------------------------------------------------------------------------------------------

46



8.7 - Pelletizing Affiliates - ITABRASCO    (Adjusted and Non-Audited)                                                 Attachment I
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Information                                                                                                                    2002
------------------------------------------------------------------------------------------------------------------------------------
                                                                                      1st          2nd       3rd    4th
                                                                                    Quarter     Quarter   Quarter  Quarter   Total
------------------------------------------------------------------------------------------------------------------------------------
Quantity sold - external market                    MT (thousand)                      644         533          -      -       1,177
Quantity sold - internal market - CVRD             MT (thousand)                      233         169          -      -         402
                                                                                ----------------------------------------------------
Quantity sold - total                              MT (thousand)                      877         702          -      -       1,579
                                                                                ====================================================
Average sales price - external market              US$                              31.16       28.46          -      -       29.94
Average sales price - internal market              US$                              31.90       27.79          -      -       30.17
Average sales price - total                        US$                              31.35       28.30          -      -       29.99
Long-term indebtedness, gross                      US$                                  -           -          -      -           -
Short-term indebtedness, gross                     US$                             18,023      17,133          -      -      17,133
                                                                                ----------------------------------------------------
Total indebtedness, gross                          US$                             18,023      17,133          -      -      17,133
                                                                                ====================================================
Stockholders' equity                               R$                              60,230      65,720          -      -      65,720
                                                                                ====================================================
Net operating revenues                             R$                              65,575      49,920          -      -     115,495
Cost of products                                   R$                             (56,551)    (47,528)         -      -    (104,079)
Other expenses/revenues                            R$                              (1,020)        105          -      -        (915)
Depreciation, amortization and depletion           R$                                 327         328          -      -         655
                                                                                ----------------------------------------------------
EBITDA                                             R$                               8,331       2,825          -      -      11,156
Depreciation, amortization and depletion           R$                                (327)       (328)         -      -        (655)
                                                                                ----------------------------------------------------
EBIT                                               R$                               8,004       2,497          -      -      10,501
Non-operating result                               R$                              (2,494)     (2,599)         -      -      (5,093)
Net financial result                               R$                                (637)      9,279          -      -       8,642
                                                                                ----------------------------------------------------
Income before income tax and social contribution   R$                               4,873       9,177          -      -      14,050
Income tax and social contribution                 R$                              (2,412)     (3,687)         -      -      (6,099)
                                                                                ----------------------------------------------------
Net income                                         R$                               2,461       5,490          -      -       7,951
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Information                                                                                                                    2001
------------------------------------------------------------------------------------------------------------------------------------
                                                                        1st        2nd          3rd            4th
                                                                      Quarter    Quarter      Quarter       Quarter         Total
------------------------------------------------------------------------------------------------------------------------------------
Quantity sold - external market                    MT (thousand)         497         579         471         700       2,247
Quantity sold - internal market                    MT (thousand)         278         196         271         295       1,040
                                                                     ---------------------------------------------------------------
Quantity sold - total                              MT (thousand)         775         775         742         995       3,287
                                                                     ===============================================================
Average sales price - external market                   US$            31.13       31.96       31.80       31.67       31.63
Average sales price - internal market                   US$            31.29       32.66       31.50       32.44       31.93
Average sales price - total                             US$            31.19       31.62       31.69       31.90       31.72
Long-term indebtedness, gross                           US$                -           -           -           -           -
Short-term indebtedness, gross                          US$              503           -         407         522         522
                                                                     ---------------------------------------------------------------
Total indebtedness, gross                               US$              503           -         407         552         522
                                                                     ===============================================================
Stockholders' equity                                    R$            46,768      65,160      68,571      58,164      58,164
                                                                     ===============================================================
Net operating revenues                                  R$            48,950      56,985      59,432      80,318     245,685
Cost of products                                        R$           (45,783)    (44,756)    (52,288)    (59,804)   (202,631)
Other expenses/revenues                                 R$            (1,086)     (1,379)      2,177      (4,673)     (4,961)
Depreciation, amortization and depletion                R$               288         309         338         363       1,298
                                                                     ---------------------------------------------------------------
EBITDA                                                  R$             2,369      11,159       9,659      16,204      39,391
Depreciation, amortization and depletion                R$              (288)       (309)       (338)       (363)     (1,298)
                                                                     ---------------------------------------------------------------
EBIT                                                    R$             2,081      10,850       9,321      15,841      38,093
Non-operating result                                    R$               (12)      6,437          15      (8,246)     (1,806)
Net financial result                                    R$             2,770       1,808       2,369      (5,604)      1,343
                                                                     ---------------------------------------------------------------
Income before income tax and social contribution        R$             4,839      19,095      11,705       1,991      37,630
Income tax and social contribution                      R$            (3,288)       (707)     (7,231)      2,419      (8,807)
                                                                     ---------------------------------------------------------------
Net income                                              R$             1,551      18,388       4,474       4,410      28,823
------------------------------------------------------------------------------------------------------------------------------------




                                                                                                                                 47



8.8 - Pelletizing Affiliates - KOBRASCO         (Adjusted and Non-Audited)                                              Attachment I
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Information                                                                                                                    2002
------------------------------------------------------------------------------------------------------------------------------------
                                                                                      1st          2nd       3rd    4th
                                                                                    Quarter     Quarter   Quarter  Quarter   Total
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Quantity sold - external market                          MT (thousand)               436           534      -        -         970
Quantity sold - internal market - CVRD                   MT (thousand)               420           478      -        -         898
Quantity sold - internal market - Others                                               -             -      -        -           -
                                                                                ----------------------------------------------------
Quantity sold - total                                    MT (thousand)               856         1,012      -        -       1,868
                                                                                ====================================================
Average sales price - external market                         US$                  31.31         29.34      -        -       30.23
Average sales price - internal market                         US$                  32.08         29.24      -        -       30.57
Average sales price - total                                   US$                  31.69         29.30      -        -       30.39
Long-term indebtedness, gross                                 US$                149,583       143,378      -        -     143,378
Short-term indebtedness, gross                                US$                      -             -      -        -           -
                                                                                ----------------------------------------------------
Total indebtedness, gross                                     US$                149,583       143,378      -        -     143,378
                                                                                ====================================================
Stockholders' equity                                          R$                  16,608       (32,692)     -        -     (32,692)
                                                                                ====================================================
Net operating revenues                                        R$                  63,984        72,449      -        -     136,433
Cost of products                                              R$                 (50,027)      (67,075)     -        -    (117,102)
Other expenses/revenues                                       R$                  (1,109)        1,471      -        -         362
Depreciation, amortization and depletion                      R$                   2,248         2,248      -        -       4,496
                                                                                ----------------------------------------------------
EBITDA                                                        R$                  15,096         9,093      -        -      24,189
Depreciation, amortization and depletion                      R$                  (2,248)       (2,248)     -        -      (4,496)
                                                                                ----------------------------------------------------
EBIT                                                          R$                  12,848         6,845      -        -      19,693
Other expenses - non cash                                     R$                  (2,984)       (3,617)     -        -      (6,601)
Gain on investments accounted for by the equity method        R$                      57           939      -        -         996
Non-operating result                                          R$                      31            27      -        -          58
Net financial result                                          R$                  (3,811)      (78,006)     -        -     (81,817)
                                                                                ----------------------------------------------------
Income before income tax and social contribution              R$                   6,141       (73,812)     -        -     (67,671)
Income tax and social contribution                            R$                  (3,093)       24,511      -        -      21,418
                                                                                ----------------------------------------------------
Net income                                                    R$                   3,048       (49,301)     -        -     (46,253)

------------------------------------------------------------------------------------------------------------------------------------
Information                                                                                                                    2001
------------------------------------------------------------------------------------------------------------------------------------
                                                                        1st        2nd          3rd            4th
                                                                      Quarter    Quarter      Quarter       Quarter         Total
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Quantity sold - external market                         MT (thousand)     561        523         493          558          2,135
Quantity sold - internal market - CVRD                  MT (thousand)     420        489         630          510          2,049
Quantity sold - internal market - Others                                    -          -           -            -              -
                                                                     ---------------------------------------------------------------
Quantity sold - total                                   MT (thousand)     981      1,012       1,123        1,068          4,184
                                                                     ===============================================================
Average sales price - external market                        US$        30.04      31.38       33.26        30.80          30.56
Average sales price - internal market                        US$        31.80      31.29          30        31.64          31.32
Average sales price - total                                  US$        30.79      31.34       31.19        31.20          30.93
Long-term indebtedness, gross                                US$      128,282    128,006     128,915      128,797        128,797
Short-term indebtedness, gross                               US$            -          -           -            -              -
                                                                     ---------------------------------------------------------------
Total indebtedness, gross                                    US$      128,282    128,006     128,915      128,797        128,797
                                                                     ===============================================================
Stockholders' equity                                         R$        39,224     32,574     (39,435)      13,560         13,560
                                                                     ===============================================================
Net operating revenues                                       R$        61,210     70,414      90,720       84,647        306,991
Cost of products                                             R$       (46,868)   (56,123)    (68,213)     (66,792)      (237,996)
Other expenses/revenues                                      R$          (734)      (755)       (781)        (695)        (2,965)
Depreciation, amortization and depletion                     R$         2,225      2,226       2,221        2,260          8,932
                                                                     ---------------------------------------------------------------
EBITDA                                                       R$        15,833     15,762      23,947       19,420         74,962
Depreciation, amortization and depletion                     R$        (2,225)    (2,226)     (2,221)      (2,260)        (8,932)
                                                                     ---------------------------------------------------------------
EBIT                                                         R$        13,608     13,536      21,726       17,160         66,030
Other expenses - non cash                                    R$             -          -     (52,000)      14,086        (37,914)
Gain on investments accounted for by the equity method       R$           316        229        (545)         618            618
Non-operating result                                         R$            12        (46)        126          (39)            53
Net financial result                                         R$       (32,118)   (23,780)    (51,598)      41,253        (66,243)
                                                                     ---------------------------------------------------------------
Income before income tax and social contribution             R$       (18,182)   (10,061)    (82,291)      73,078        (37,456)
Income tax and social contribution                           R$         6,198      3,411      10,281      (20,072)          (182)
                                                                     ---------------------------------------------------------------
Net income                                                   R$       (11,984)    (6,650)    (72,010)      53,006        (37,638)
------------------------------------------------------------------------------------------------------------------------------------


48




8.9 - Pelletizing Affiliates - NIBRASCO     (Adjusted and Non-Audited)                                                 Attachment I
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Information                                                                                                                    2002
------------------------------------------------------------------------------------------------------------------------------------
                                                                                      1st          2nd       3rd    4th
                                                                                    Quarter     Quarter   Quarter  Quarter   Total
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Quantity sold - external market                         MT (thousand)                 407            686        -      -      1,093
Quantity sold - internal market - CVRD                  MT (thousand)                 584          1,544        -      -      2,128
Quantity sold - internal market - Others                MT (thousand)                   9             27        -      -         36
                                                                                ----------------------------------------------------
Quantity sold - total                                   MT (thousand)               1,000          2,257        -      -      3,257
                                                                                ====================================================
Average sales price - external market                     US$                       30.25          30.88        -      -      30.64
Average sales price - internal market                     US$                       30.49          31.58        -      -      31.28
Average sales price - total                               US$                       30.39          31.36        -      -      31.06
Long-term indebtedness, gross                             US$                       3,600          2,400        -      -      2,400
Short-term indebtedness, gross                            US$                       2,484          2,400        -      -      2,400
Total indebtedness, gross                                 US$                       6,084          4,800        -      -      4,800
                                                                                ----------------------------------------------------
Stockholders' equity                                      R$                       78,682         84,259        -      -     84,259
                                                                                ====================================================
Net operating revenues                                    R$                       70,936        163,815        -      -    234,751
Cost of products                                          R$                      (70,397)      (144,430)       -      -   (214,827)
Other expenses/revenues                                   R$                          144          2,006        -      -      2,150
Depreciation, amortization and depletion                  R$                        4,217          4,218        -      -      8,435
                                                                                ----------------------------------------------------
EBITDA                                                    R$                        4,900         25,609        -      -     30,509
Depreciation, amortization and depletion                  R$                       (4,217)        (4,218)       -      -     (8,435)
                                                                                ----------------------------------------------------
EBIT                                                      R$                          683         21,391        -      -     22,074
Other expenses - non cash                                 R$                       (2,548)        (7,041)       -      -     (9,589)
Net financial result                                      R$                       (2,463)        (4,034)       -      -     (6,497)
                                                                                ----------------------------------------------------
Income before income tax and social contribution          R$                       (4,328)        17,357        -      -      5,988
Income tax and social contribution                        R$                           66         (4,737)       -      -     (4,671)
                                                                                ----------------------------------------------------
Net income                                                R$                       (4,262)        12,620        -      -      1,317
------------------------------------------------------------------------------------------------------------------------------------


Information                                                                                                                    2001
------------------------------------------------------------------------------------------------------------------------------------
                                                                        1st        2nd          3rd            4th
                                                                      Quarter    Quarter      Quarter       Quarter      Total
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Quantity sold - external market                     MT (thousand)        806         559        514            432          2,311
Quantity sold - internal market - CVRD              MT (thousand)      1,169       1,572        929            871          4,541
Quantity sold - internal market - Others            MT (thousand)         35          38          -             68            141
                                                                     ---------------------------------------------------------------
Quantity sold - total                               MT (thousand)      2,010       2,169      1,443          1,371          6,993
                                                                     ===============================================================
Average sales price - external market                 US$              30.16       30.00      30.48          30.10          30.20
Average sales price - internal market                 US$                 30          31         29             27          29.70
Average sales price - total                           US$              30.31       31.00      29.22          27.90          29.80
Long-term indebtedness, gross                         US$              6,000       4,800      4,800          3,600          3,600
Short-term indebtedness, gross                        US$              2,619       2,400      2,505          2,400          2,400
                                                                     ---------------------------------------------------------------
Total indebtedness, gross                             US$              8,619       7,200      7,305          6,000          6,000
                                                                     ===============================================================
Stockholders' equity                                  R$             122,313     113,062     79,058         82,945         82,945
                                                                     ===============================================================
Net operating revenues                                R$             122,876     151,327    109,356         98,864        482,423
Cost of products                                      R$             107,077)   (125,975)  (102,174)       (87,913)      (423,139)
Other expenses/revenues                               R$             (10,534)     (8,049)    12,922          1,747         (3,914)
Depreciation, amortization and depletion              R$               4,086       4,086      4,128          4,130         16,430
                                                                     ---------------------------------------------------------------
EBITDA                                                R$               9,351      21,389     24,232         16,828         71,800
Depreciation, amortization and depletion              R$              (4,086)     (4,086)    (4,128)        (4,130)       (16,430)
                                                                     ---------------------------------------------------------------
EBIT                                                  R$               5,265      17,303     20,104         12,698         55,370
Other expenses - non cash                             R$                   -           -    (42,000)        (2,960)       (44,960)
Net financial result                                  R$                 902         679     (8,420)           (41)        (6,880)
                                                                     ---------------------------------------------------------------
Income before income tax and social contribution      R$               6,167      17,982    (30,316)         9,697          3,530
Income tax and social contribution                    R$              (3,172)     (4,734)    (3,688)        (2,851)       (14,445)
                                                                     ---------------------------------------------------------------
Net income                                            R$               2,995      13,248    (34,004)         6,846        (10,915)
------------------------------------------------------------------------------------------------------------------------------------


                                                                                                            49


8.10 - Pelletizing Affiliates - SAMARCO         (Adjusted and Non-Audited)                                             Attachment I
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Information                                                                                                                    2002
------------------------------------------------------------------------------------------------------------------------------------
                                                                                      1st          2nd       3rd    4th
                                                                                    Quarter     Quarter   Quarter  Quarter   Total
------------------------------------------------------------------------------------------------------------------------------------
Quantity sold - total                                         MT (thousand)         3,301         3,436         -     -      6,737
                                                                                ====================================================
Average sales price - total                                       US$               28.48         28.78         -     -      28.63
Long-term indebtedness, gross                                     US$              92,788        86,584         -     -     86,584
Short-term indebtedness, gross                                    US$             169,170       180,539         -     -    180,539
                                                                                ----------------------------------------------------
Total indebtedness, gross                                         US$             261,958       267,123         -     -    267,123
                                                                                ====================================================
Stockholders' equity                                               R$             510,038       417,935         -     -    417,935
                                                                                ====================================================
Net operating revenues                                             R$             212,909       239,124         -     -    452,033
Cost of products                                                   R$            (108,837)     (114,932)        -     -   (223,769)
Other expenses/revenues                                            R$             (18,632)      (19,474)        -     -    (38,106)
Depreciation, amortization and depletion                           R$               7,745         9,358         -     -     17,103
                                                                                ----------------------------------------------------
EBITDA                                                             R$              93,185       114,076         -     -    207,261
Depreciation, amortization and depletion                           R$              (7,745)       (9,358)        -     -    (17,103)
                                                                                ----------------------------------------------------
EBIT                                                               R$              85,440       104,718         -     -    190,158
Other expenses/revenues - non cash                                 R$              (1,815)       (9,221)        -     -    (11,036)
Gain on investments accounted for by the equity method             R$               2,213       (11,509)        -     -     (9,296)
Non-operating result                                               R$                  50           (35)        -     -         15
Net financial result                                               R$             (15,237)      (95,886)        -     -   (111,123)
                                                                                ----------------------------------------------------
Income before income tax and social contribution                   R$              70,651       (11,933)        -     -     58,718
Income tax and social contribution                                 R$             (12,555)       (7,431)        -     -    (19,986)
                                                                                ----------------------------------------------------
Net income                                                         R$              58,096       (19,364)        -     -     38,732
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Information                                                                                                                    2001
------------------------------------------------------------------------------------------------------------------------------------
                                                                        1st        2nd          3rd            4th
                                                                      Quarter    Quarter      Quarter       Quarter         Total
------------------------------------------------------------------------------------------------------------------------------------
Quantity sold - total                                    MT (thousand)  3,399      2,919      2,312          2,571         11,201
                                                                     ===============================================================
Average sales price - total                                  US$        28.83      30.00      29.44          29.55          29.70
Long-term indebtedness, gross                                US$      166,257    132,655    119,394        109,691        109,691
Short-term indebtedness, gross                               US$      188,795    164,003    158,204        171,223        171,223
                                                                     ---------------------------------------------------------------
Total indebtedness, gross                                    US$      355,052    296,658    277,598        280,914        280,914
                                                                     ===============================================================
Stockholders' equity                                          R$      418,290    447,693    399,275        451,942        451,942
                                                                     ===============================================================
Net operating revenues                                        R$      197,904    190,671    166,905        208,039        763,519
Cost of products                                              R$      (95,771)   (80,978)   (73,499)      (102,700)      (352,948)
Other expenses/revenues                                       R$      (18,514)   (19,602)   (12,796)       (16,464)       (67,376)
Depreciation, amortization and depletion                      R$        9,268      8,113      5,793          2,503         25,677
                                                                     ---------------------------------------------------------------
EBITDA                                                        R$       92,887     98,204     86,403         91,378        368,872
Depreciation, amortization and depletion                      R$       (9,268)    (8,113)    (5,793)        (2,503)       (25,677)
                                                                     ---------------------------------------------------------------
EBIT                                                          R$       83,619     90,091     80,610         88,875        343,195
Other expenses/revenues - non cash                            R$       (5,275)    (2,993)    (4,433)       (19,675)       (32,376)
Gain on investments accounted for by the equity method        R$       (3,570)    (4,541)    (9,266)        16,582           (795)
Non-operating result                                          R$            -         16    (19,440)          (461)       (19,885)
Net financial result                                          R$      (63,754)   (45,453)   (97,984)        50,563       (156,628)
                                                                     ---------------------------------------------------------------
Income before income tax and social contribution              R$       11,020     37,120    (50,513)       135,884        133,511
Income tax and social contribution                            R$       (3,324)    (7,657)     2,093        (18,503)       (27,391)
                                                                     ---------------------------------------------------------------
Net income                                                    R$        7,696     29,463    (48,420)       117,381        106,120
------------------------------------------------------------------------------------------------------------------------------------

50


8.11 - Iron Ore Area - FERTECO              (Adjusted and Non-Audited)                                     Attachment I
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Information                                                                                                                    2002
------------------------------------------------------------------------------------------------------------------------------------
                                                                                      1st          2nd       3rd    4th
                                                                                    Quarter     Quarter   Quarter  Quarter   Total
-----------------------------------------------------------------------------------------------------------------------------------
Quantity sold - external market                          MT (thousand)               2,470        3,434       -       -      5,904
Quantity sold - internal market                          MT (thousand)                 789        1,343       -       -      2,132
                                                                                ----------------------------------------------------
Quantity sold - total                                    MT (thousand)               3,259        4,777       -       -      8,036
                                                                                ====================================================
Average sales price - external market                         US$                    16.91        19.00       -       -      18.13
Average sales price - internal market                         US$                    12.98        17.10       -       -      15.58
Average sales price - total                                   US$                    15.96        18.47       -       -      17.45
Long-term indebtedness, gross                                 US$                   94,359       88,367       -       -     88,367
Short-term indebtedness, gross                                US$                   55,244       58,473       -       -     58,473
                                                                                ----------------------------------------------------
Total indebtedness, gross                                     US$                  149,603      146,840       -       -    146,840
                                                                                ====================================================
Stockholders' equity                                          R$                   215,058      544,020       -       -    544,020
                                                                                ====================================================
Net operating revenues                                        R$                   126,852      195,290       -       -    322,142
Cost of products                                              R$                   (70,019)    (127,765)      -       -   (197,784)
Other expenses/revenues                                       R$                   (12,481)     (12,121)      -       -    (24,602)
Depreciation, amortization and depletion                      R$                     7,273        7,591       -       -     14,864
                                                                                ----------------------------------------------------
EBITDA                                                        R$                    51,625       62,995       -       -    114,620
Depreciation, amortization and depletion                      R$                    (7,273)      (7,591)      -       -    (14,864)
                                                                                ----------------------------------------------------
EBIT                                                          R$                    44,352       55,404       -       -     99,756
Result of Investments Participation (* * )                    R$                         9      (28,710)      -       -    (28,701)
Non-operating result                                          R$                      (216)         121       -       -        (95)
Net financial result                                          R$                    (4,575)     (44,260)      -       -    (48,835)
                                                                                ----------------------------------------------------
Income before income tax and social contribution              R$                    39,570      (34,396)      -       -      5,174
Income tax and social contribution                            R$                   (10,519)      24,344       -       -     13,825
                                                                                ----------------------------------------------------
Net income                                                    R$                    29,051      (10,052)      -       -     18,999
-----------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Information                                                                                                                    2001
------------------------------------------------------------------------------------------------------------------------------------
                                                                        1st        2nd          3rd            4th
                                                                      Quarter    Quarter      Quarter       Quarter         Total
------------------------------------------------------------------------------------------------------------------------------------
Quantity sold - external market                     MT (thousand)       -         3,955        3,556        3,653         11,164
Quantity sold - internal market                     MT (thousand)       -           598          455          699          1,752
                                                                     ---------------------------------------------------------------
Quantity sold - total                               MT (thousand)       -         4,553        4,011        4,352         12,916
                                                                     ===============================================================
Average sales price - external market                   US$             -         16.50        17.50        18.43          17.05
Average sales price - internal market                   US$             -          5.35        14.72         8.79           9.40
Average sales price - total                             US$             -         15.16        17.18        16.83          16.11
Long-term indebtedness, gross                           US$             -       101,394      103,737       95,887         95,887
Short-term indebtedness, gross                          US$             -        86,257       72,200       52,696         52,696
                                                                     ---------------------------------------------------------------
Total indebtedness, gross                               US$             -       187,651      175,937      148,583        148,583
                                                                     ===============================================================
Stockholders' equity                                    R$              -       225,625      204,610      193,506        193,506
                                                                     ===============================================================
Net operating revenues                                  R$              -       167,796      175,874      200,643        544,313
Cost of products                                        R$              -      (101,601)     (86,911)    (183,464)      (371,976)
Other expenses/revenues                                 R$              -       (23,309)     (24,832)     (16,032)       (64,173)
Depreciation, amortization and depletion                R$              -         2,235        3,375        3,794          9,404
EBITDA                                                  R$              -        45,121       67,506        4,941        117,568
                                                                     ---------------------------------------------------------------
Depreciation, amortization and depletion                R$              -        (2,235)      (3,375)      (3,794)        (9,404)
EBIT                                                    R$              -        42,886       64,131        1,147        108,164
                                                                     ---------------------------------------------------------------
Result of Investments Participation (* * )              R$              -        (3,671)      (2,041)          16         (5,696)
Non-operating result                                    R$              -          (106)         (95)        (173)          (374)
Net financial result                                    R$              -       (31,412)     (76,425)      44,716        (63,121)
                                                                     ---------------------------------------------------------------
Income before income tax and social contribution        R$              -         7,697      (14,430)      45,706         38,973
Income tax and social contribution                      R$              -        (5,354)       9,020        4,067          7,733
                                                                     ---------------------------------------------------------------
Net income                                              R$              -         2,343       (5,410)      49,773         46,706
------------------------------------------------------------------------------------------------------------------------------------
(*)  After acquisition on 04/01
(**) Includes  R$  21,040  of  provision  for  loss  at  MRS  and  R$  7,670  of amortization of goodwill at MRS.


51



8.12 - Manganese and Ferro Alloys Area - SIBRA    (Adjusted and Non-Audited)                                            Attachment I
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Information                                                                                                                    2002
------------------------------------------------------------------------------------------------------------------------------------
                                                                                      1st          2nd       3rd    4th
                                                                                    Quarter     Quarter   Quarter  Quarter   Total
------------------------------------------------------------------------------------------------------------------------------------
Quantity sold - external market - ferro alloy              MT (thousand)              10             15       -        -         25
Quantity sold - internal market - ferro alloy              MT (thousand)              19             16       -        -         35
                                                                                ----------------------------------------------------
Quantity sold - total                                      MT (thousand)              29             31       -        -         60
                                                                                ====================================================
Quantity sold - external market - manganese                MT (thousand)             242            213       -        -        455
Quantity sold - internal market - manganese                MT (thousand)              36             52       -        -         88
                                                                                ----------------------------------------------------
Quantity sold - total                                      MT (thousand)             278            265       -        -        543
                                                                                ====================================================
Average sales price - external market - ferro alloy                US$            465.60         379.66       -        -     412.73
Average sales price - internal market - ferro alloy                US$            434.86         496.27       -        -     466.81
Average sales price - total                                        US$            445.67         439.85       -        -     448.03
Average sales price - external market - manganese                  US$             52.99          46.36       -        -      48.70
Average sales price - internal market - manganese                  US$             69.56          53.46       -        -      59.78
Average sales price - total                                        US$             55.11          47.75       -        -      51.39
Long-term indebtedness, gross                                      US$            24,720         21,499       -        -     21,499
Short-term indebtedness, gross                                     US$            24,465         22,503       -        -     22,503
                                                                                ----------------------------------------------------
Total indebtedness, gross                                          US$            49,185         44,002       -        -     44,002
                                                                                ====================================================
Stockholders' equity                                                R$           242,845        265,581       -        -    265,581
                                                                                ====================================================
Net operating revenues                                              R$            62,105         59,941       -        -    122,046
Cost of products                                                    R$           (31,569)       (35,842)      -        -    (67,411)
Other expenses/revenues                                             R$            (2,024)        (5,017)      -        -     (7,041)
Depreciation, amortization and depletion                            R$             2,186          2,240       -        -      4,426
                                                                                ----------------------------------------------------
EBITDA                                                              R$            30,698         21,322       -        -     52,020
Depreciation, amortization and depletion                            R$            (2,186)        (2,240)      -        -     (4,426)
                                                                                ----------------------------------------------------
EBIT                                                                R$            28,512         19,082       -        -     47,594
Gain on investments accounted for by the equity method              R$             9,061          9,057       -        -     18,118
Non-operating result                                                R$              (234)           133       -        -       (101)
Net financial result                                                R$            (1,784)        (5,100)      -        -     (6,884)
                                                                                ----------------------------------------------------
Income before income tax and social contribution                    R$            35,555         23,172       -        -     58,727
Income tax and social contribution                                  R$            (1,994)        (1,244)      -        -     (3,238)
                                                                                ----------------------------------------------------
Net income                                                          R$            33,561         21,928       -        -     55,489
------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------
Information                                                                                                                    2001
------------------------------------------------------------------------------------------------------------------------------------
                                                                        1st        2nd          3rd            4th
                                                                      Quarter    Quarter      Quarter       Quarter         Total
------------------------------------------------------------------------------------------------------------------------------------
Quantity sold - external market - ferro alloy         MT (thousand)        10         9         7             10             36
Quantity sold - internal market - ferro alloy         MT (thousand)        15        15        14             81            125
                                                                     ---------------------------------------------------------------
Quantity sold - total                                 MT (thousand)        25        24        21             91            161
                                                                     ===============================================================
Quantity sold - external market - manganese           MT (thousand)       189       337       284            288          1,098
Quantity sold - internal market - manganese           MT (thousand)        22         2        22             26             72
                                                                     ---------------------------------------------------------------
Quantity sold - total                                 MT (thousand)       211       339       306            314          1,170
                                                                     ===============================================================
Average sales price - external market - ferro alloy         US$        650.08    570.11    542.65         475.42         519.40
Average sales price - internal market - ferro alloy         US$        538.29    441.24    422.62         236.53         196.92
Average sales price - total                                 US$        582.53    489.44    460.70         314.01         267.67
Average sales price - external market - manganese           US$         39.41     45.61     47.71          49.44          46.27
Average sales price - internal market - manganese           US$         61.44    245.17     67.07          48.72          60.15
Average sales price - total                                 US$         41.74     46.54     49.13          49.38          47.13
Long-term indebtedness, gross                               US$        41,322    51,374    43,986         23,937         23,937
Short-term indebtedness, gross                              US$        35,241    24,292    20,457         25,102         25,102
                                                                     ---------------------------------------------------------------
Total indebtedness, gross                                   US$        76,563    75,666    64,443         49,039         49,039
                                                                     ===============================================================
Stockholders' equity                                         R$       135,167   155,189   161,011        210,144        210,144
                                                                     ===============================================================
Net operating revenues                                       R$        44,719    58,425    16,260        104,173        223,577
Cost of products                                             R$       (28,943)  (25,469)   (9,957)       (63,997)      (128,366)
Other expenses/revenues                                      R$       (20,865)   (3,627)      247         10,018        (14,227)
Depreciation, amortization and depletion                     R$             -     5,278     1,984          3,246         10,508
                                                                     ---------------------------------------------------------------
EBITDA                                                       R$        (5,089)   34,607     8,534         53,440         91,492
Depreciation, amortization and depletion                     R$             -    (5,278)   (1,984)        (3,246)       (10,508)
                                                                     ---------------------------------------------------------------
EBIT                                                         R$        (5,089)   29,329     6,550         50,194         80,984
Gain on investments accounted for by the equity method       R$         4,922     1,617       307          9,607         16,453
Non-operating result                                         R$          (481)   (2,722)     (662)        (2,158)        (6,023)
Net financial result                                         R$        (5,272)   (4,009)      641        (14,040)       (22,680)
                                                                     ---------------------------------------------------------------
Income before income tax and social contribution             R$        (5,920)   24,215     6,836         43,603         68,734
Income tax and social contribution                           R$             -    (4,192)   (1,014)         5,531            325
                                                                     ---------------------------------------------------------------
Net income                                                   R$        (5,920)   20,023     5,822         49,134         69,059
------------------------------------------------------------------------------------------------------------------------------------




52



8.13 - Manganese and Ferro Alloys Area - CPFL               (Adjusted and Non-Audited)                                 Attachment I
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Information                                                                                                                    2002
------------------------------------------------------------------------------------------------------------------------------------
                                                                        1st        2nd          3rd            4th
                                                                      Quarter    Quarter      Quarter       Quarter         Total
------------------------------------------------------------------------------------------------------------------------------------
Quantity sold - external market                        MT (thousand)        13        17        -              -             30
Quantity sold - internal market                        MT (thousand)        24        20        -              -             44
                                                                     ---------------------------------------------------------------
Quantity sold - total                                  MT (thousand)        37        37        -              -             74
                                                                     ===============================================================
Average sales price - external market                       US$         568.10    687.76        -              -         635.91
Average sales price - internal market                       US$         489.47    468.73        -              -         480.04
Average sales price - total                                 US$         517.01    569.36        -              -         543.19
Long-term indebtedness, gross                               US$          3,932     3,853        -              -          3,853
Short-term indebtedness, gross                              US$          6,682     5,580        -              -          5,580
                                                                     ---------------------------------------------------------------
Total indebtedness, gross                                   US$         10,614     9,433        -              -          9,433
                                                                     ===============================================================
Stockholders' equity                                        R$         138,780   148,438        -              -        148,438
                                                                     ===============================================================
Net operating revenues                                      R$          38,973    46,525        -              -         85,498
Cost of products                                            R$         (27,073)  (33,506)       -              -        (60,579)
Other expenses/revenues                                     R$          (2,192)   (4,729)       -              -         (6,921)
Depreciation, amortization and depletion                    R$           1,046     1,060        -              -          2,106
                                                                     ---------------------------------------------------------------
EBITDA                                                      R$          10,754     9,350        -              -         20,104
Depreciation, amortization and depletion                    R$          (1,046)   (1,060)       -              -         (2,106)
                                                                     ---------------------------------------------------------------
EBIT                                                        R$           9,708     8,290        -              -         17,998
Gain on investments accounted for by the equity method      R$              71       421        -              -            492
Non-operating result                                        R$            (966)     (250)       -              -         (1,216)
Net financial result                                        R$           1,220     1,197        -              -          2,417
                                                                     ---------------------------------------------------------------
Income before income tax and social contribution            R$          10,033     9,658        -              -         19,691
Income tax and social contribution                          R$               -         -        -              -              -
                                                                     ---------------------------------------------------------------
Net income                                                  R$          10,033     9,658        -              -         19,691
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Information                                                                                                                    2001
------------------------------------------------------------------------------------------------------------------------------------
                                                                        1st        2nd          3rd            4th
                                                                      Quarter    Quarter      Quarter       Quarter         Total
------------------------------------------------------------------------------------------------------------------------------------
Quantity sold - external market                        MT (thousand)      18          20          14             13             65
Quantity sold - internal market                        MT (thousand)      16          17          14             43             90
                                                                     ---------------------------------------------------------------
Quantity sold - total                                  MT (thousand)      34          37          28             56            155
                                                                     ===============================================================
Average sales price - external market                       US$       475.61      593.98      703.40         670.68         570.12
Average sales price - internal market                       US$       598.83      570.29    1,035.79         237.39         462.01
Average sales price - total                                 US$       533.34      583.02      868.73         338.37         507.35
Long-term indebtedness, gross                               US$        7,707      10,390       8,544          3,582          3,582
Short-term indebtedness, gross                              US$       12,853       9,427       8,003          8,107          8,107
                                                                     ---------------------------------------------------------------
Total indebtedness, gross                                   US$       20,560      19,817      16,547         11,689         11,689
                                                                     ===============================================================
Stockholders' equity                                        R$       110,615     112,711     119,849        128,747        128,747
                                                                     ===============================================================
Net operating revenues                                      R$        36,776      44,610      46,947         42,476        170,809
Cost of products                                            R$       (26,004)    (30,109)    (35,119)       (27,538)      (118,770)
Other expenses/revenues                                     R$        (4,884)    (12,191)     (1,191)       (11,243)       (29,509)
Depreciation, amortization and depletion                    R$           909         909         909            909          3,636
                                                                     ---------------------------------------------------------------
EBITDA                                                      R$         6,797       3,219      11,546          4,604         26,166
Depreciation, amortization and depletion                    R$          (909)       (909)       (909)          (909)        (3,636)
                                                                     ---------------------------------------------------------------
EBIT                                                        R$         5,888       2,310      10,637          3,695         22,530
Gain on investments accounted for by the equity method      R$           (93)       (242)          -         (1,586)        (1,921)
Non-operating result                                        R$          (164)       (671)       (871)          (127)        (1,833)
Net financial result                                        R$          (497)      1,030        (138)         3,123          3,518
                                                                     ---------------------------------------------------------------
Income before income tax and social contribution            R$         5,134       2,427       9,628          5,105         22,294
Income tax and social contribution                          R$             -        (336)     (2,484)         3,793            973
                                                                     ---------------------------------------------------------------
Net income                                                  R$         5,134       2,091       7,144          8,898         23,267
------------------------------------------------------------------------------------------------------------------------------------


                                                                                                                            53

9-  OPINION OF INDEPENDENT ACCOUNTANTS

(A free translation of the original opinion in Portuguese expressed on quarterly information prepared in accordance with the accounting principles prescribed by Brazilian Corporate Law)
--------------------------------------------------------------------------------

August 14, 2002

To the Board of Directors
Companhia Vale do Rio Doce

1     We have carried out limited reviews of the Quarterly Financial Information
      - ITR of Companhia Vale do Rio Doce for the quarters ended June 30, 2002 and 2001. This financial information is the responsibility of the Company's management.


2 Except as mentioned in paragraph three, our limited reviews were carried out in accordance with the specific procedures established by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accounting Board, and consisted mainly of: (a) inquires and discussion with the officers responsible for the Company's accounting, financial and operational areas about the procedures adopted for preparing the Quarterly Financial Information - ITR, and (b) review of the information and subsequent events which have, or may have, relevant effects on the Company's financial position and operations.

3 The financial statements at June 30, 2002 and 2001, of subsidiary, jointly-owned and associated companies, in which there are relevant investments, have not been reviewed by independent accountants. Thus, the conclusions resulting from our reviews do not cover the amounts of R$ 6,909,059 thousand (2001 - R$ 6,603,856 thousand) of these investments and R$ 909,701 thousand (2001 - R$ 321,767 thousand) of the income produced by them for the quarters then ended.

4 Based on our limited reviews, except for the effects of any adjustments which might have been required if the financial statements of the subsidiary, jointly-owned and associated companies mentioned in paragraph 3 had been reviewed by independent accountants, we are not aware of any relevant adjustments which should be made to the Quarterly Financial Information - ITR, referred to in paragraph 1, for it to be in accordance with the rules issued by the Brazilian Securities Commission - CVM specifically applicable to the preparation of obligatory Quarterly Financial Information - ITR.

5 The Quarterly Financial Information - ITR also contains accounting and financial information relating to the quarter ended March 31, 2002. We reviewed this information at the time of its preparation and issued our respective report on May 3, 2002, including the limitation mentioned in paragraph 3.




PricewaterhouseCoopers
Independent Accountants
CRC-SP-160-S-RJ



Douglas H. Woods
Partner
Accountant CRC-SP-101.652/O-0-S-RJ

10- MEMBERS OF THE BOARD OF DIRECTORS, AUDIT COMMITTEE, CHIEF EXECUTIVE OFFICER AND EXECUTIVE DIRECTORS


Board of Directors                                    Chief Executive Officer
                                                      Roger Agnelli

Luiz Tarquinio Sardinha Ferro
Chairman

                                                      Director of Legal Affairs
Erik Persson                                          Francisco Rohan de Lima

Renato Augusto Zagallo Villela dos Santos

                                                      Diretor de Desenvolvimento de Projetos Minerais
Francisco Valadares Povoa                             Jose Lancaster

Joao Moises Oliveira

                                                      Executive Director of Finance
Jose Marques de Lima                                  Fabio de Oliveira Barbosa

Octavio Lopes Castello Branco Neto

                                                      Executive Director of Planning
Renato da Cruz Gomes                                  Gabriel Stoliar

Romeu do Nascimento Teixeira

                                                      Executive Director of Human Resources and
                                                      Corporate Services
Audit Commitee                                        Carla Grasso

Claudio Bernardo Guimaraes de Moraes

                                                      Executive Director of the Iron Ore Area
Eliseu Martins                                        Armando de Oliveira Santos Neto

Marcos Fabio Coutinho

                                                      Executive Director of Logistics Area
Pedro Carlos de Mello                                 Guilherme Rodolfo Laager

Ricardo Wiering de Barros

                                                      Executive Director of the Shareholdings Area and
                                                      Businesses Development
                                                      Antonio Miguel Marques


                                                      Executive Director of Non-Ferrous Area
                                                      Diego Cristobal Hernandez Cabrera

                                                         Eduardo de Carvalho Duarte      Otto de Souza Marques Junior
                                                         Chief Accountant                      Director of Control
                                                         CRC-RJ 57439

                                   SIGNATURES




Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        COMPANHIA VALE DO RIO DOCE
                                                  (Registrant)

Date:  August 20, 2002

                                        By: /s/ Eduardo de Carvalho Duarte
                                            ------------------------------
                                            Eduardo de Carvalho Duarte
                                            Chief Accountant